UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March

Commission File Number 1-15096

Serono S.A.

(Translation of registrant’s name into English)

15 bis, Chemin des Mines
Case Postale 54
CH-1211 Geneva 20
Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

Serono Annual Report 2005

Contents

Chief Executive Officer’s review
Our pipeline
Highlights of the year
Corporate responsibility
Financial report
Corporate governance
Investor information

Financial highlights

Chief Executive Officer’s review
A year of continued growth
and business expansion

$2.59 billion	$2.34 billion
Total revenues	Product sales up by 7.4%

$1.5 billion	$1.3 billion
Strong net cash flow and liquid assets	Rebif® sales extend blockbuster status

Introduction

Serono is a global biotechnology company focused upon meeting unmet medical needs. We are dedicated to developing innovative treatments that improve the quality of life of our patients. This has been the underlying purpose of our company since it was founded.

In 2005, we made good progress in the continued implementation of our strategy, which has three main elements:

• Maximize the potential of our marketed products

• Bring to market novel therapies from our R&D pipeline

• In-license or acquire additional projects to which we can apply our development expertise.

Serono continued to deliver strong performance. We have again generated strong cash flows enabling us to advance and expand our product pipeline. We remain focused on maximizing the potential of our marketed products. Our grossmargin is one of the highest in the biotech sector, and we have focused upon seeking sustained improvement in operating margin.

2005 has been a year of opportunities and also of some challenges for our company. We again increased total revenues and product sales, with totals of $2.59 billion and $2.34 billion respectively, driven by strong performance in our therapeutic areas. Our lead products continue to do well.

Neurology

We are dedicated to developing the treatments of the future based upon our scientific understanding of neurological diseases.

In 2005, total neurology sales increased by 15.1% to $1,293 million, driven by Rebif®, which continued to extend its blockbuster status. Our efficacy message and the success of our patient support programs should continue to provide steady market share gains, taking Rebif® to global market leadership.

We remain focused on communicating that Rebif® provides excellent proven efficacy both now and in the long term, delaying the progression of disability in people with multiple sclerosis (MS). We also continue to express Rebif®’s well established safety profile. Our recent market research confirms that on all key measures of efficacy (MRI lesions and activity, relapse rates and disability progression). Rebif® 44 mcg is perceived to be the most efficacious of all the disease-modifying drugs currently on the market in relapsing MS. During the year we substantially increased our field force and nurse team presence to better support physicians and patients.

Serono is committed to people with MS, and this year we further developed our call center programs in terms of both number and extended geographical reach. Our call centers offer education, information and support to people with MS and their families, provided by MS certified nurses and relevant specialists. We now have18 call centers covering all major countries, including a very extensive and comprehensive program in the US.

“We are very well placed to develop the first MS oral treatment with cladribine.”

The MS market is forecast to grow from around $5 billion to approximately $7 billion by 2010. Serono is very well positioned in this therapeutic area, and we are committed to developing the new treatments of the future.

The first breakthrough in this respect is likely to be the development of oral treatments. We are very well placed to develop the first MS oral disease modifying treatment with theoral formulation of cladribine. Cladribine interferes with the behavior and proliferation of certain white blood cells, particularly lymphocytes, and the positive effect of low dose cladribine has been demonstrated in earlier clinical studies. We initiated enrollment in a 1,300 patient Phase 3 program designed to assess the effectiveness of the oral formulation of cladribine in people with relapsing forms of MS. Resultsare expected in 2008.

In early 2005, we completed patient enrollment in the multinational Rebif® versus Copaxone® comparative clinical trial named REGARD (Rebif® versus Glatiramer Acetate in Relapsing MS Disease), with over 700 patientsenrolled. This two-year trial is designed to compare the efficacy and safety of the two therapies in people with relapsing MS. The trial will provide comparative data that will support an evidence-based approach to treatment decisions, and we expect the results to support Rebif® as the foundation therapy for the treatment of MS. Results are expected early in 2007.

We are also continuing to further develop our neurology therapeutic area beyond the oral treatments of the future. For example, we have licensed technologies from Syntonix that may enable the development of an interferon therapy for MS that can be administered by inhalation.

Particularly noteworthy in a scientific context is the work we are doing on understanding the genetic basis of MS. We have achieved a major milestone in identifyingfor the first time many of the genes involved in MS. Our researchers have identified 80 genes that are involved in the inflammatory and neuro-degenerative pathways of MS, based upon a partial genome scan comparing the genetic profile of people with MS and healthy individuals. Our goal is to maintain this leadership in the field of MS genetics. In 2006, we will complete a higher density map of the genes involved in MS and will extend this work to primary progressive MS later in the year. This will lead to a comprehensive catalog of potential MS drug targets, thus providing a basis for the future development of innovative MS therapies.

The MS marketplace is likely to develop further over the next few years, with the entry of oral products and perhaps of follow-on biologics. Given its leading position, Serono is very well placed to extend our leadership position in this therapeutic area.

UNMET NEED

AN EFFECTIVE THERAPY FOR PEOPLE

WITH RELAPSING FORMS

OF MULTIPLE SCLEROSIS

REBIF® IS THE LEADING TREATMENT

FOR RELAPSING MS OUTSIDE THE US

IN TERMS OF SALES

UNMET NEED

EFFECTIVE EASY-TO-USE TREATMENTS

FOR MILLIONS OF COUPLES TRYING

TO CONCEIVE

SERONO IS THE ONLY COMPANY

WITH A FULL BIOTECH PORTFOLIO

OF FERTILITY PRODUCTS FOR

THE MAIN STAGES OF THE

REPRODUCTIVE CYCLE

“I am pleased to report that in December we achieved the milestone sale of the one millionthGonal-f® pen.”

Reproductive health

Serono continues to lead the world in the area of reproductive health with its unique and comprehensive portfolio. We are the only company to offer recombinant versions of the three hormones used in the treatment of infertility, including the most prescribed gonadotropin in the world: Gonal-f®.

We have successfully phased out the manufacture of urine-derived products worldwide. Gonal-f® is proceeding through the regulatory process in Japan, and in January 2006 we received the good news that Gonal-f® is approved for a type of male infertility (male hypogonadotrophic hypogonadism). We will now pursue the Japanese registration of Gonal-f® for other indications. We believe that urine-derived products are anachronistic in today’s world, due to the higher purity of recombinant products and their high consistency in terms of protein content.

In 2005, sales of Gonal-f® decreased4.5% to $547.0 million. This was due to the price discounting of a competitor product in the US. Excluding the US, sales grew by 10.4%to $401.8 million. The Gonal-f® pen, a more convenient way of administering Gonal-f®, has been launched in more than 50 countries, including the US and the major European countries, and I am pleased to report that in December we achieved the milestone sale of the one millionth Gonal-f® pen. In June, we entered into a strategic services agreement in the US with Priority Healthcare Corporation (subsequently acquired by Express Scripts, Inc. in October 2005), under which both companies offer the fertility marketplace expanded and unprecedented support to patients, healthcare providers and caregivers. As part of the agreement, Priority’s Freedom Drug, which is the largest fertility specialty pharmacy in the US, became the preferred specialty pharmacy for the distribution of Serono fertility products dispensed in the US. The two companies are also developing new fertility awareness and patient education programs.  Our overall services to patients and physicians have expanded significantly with the continued roll-out of fertility.com and fertilitylifelines.com. We now have 16 websites around the world and more to come.

There are still many couples who do not receive the treatments that can realize their dream of having a child, and we are working to increase patient awareness and the availability of treatment to people who could benefit from it. Our goal is to continue to be the leader in reproductive health.

Growth and metabolism

Serono continues to be an innovator in the field of growth and metabolism, where the global rollout of our patient-friendly delivery devices continues to drive our sales growth.

In January, we announced that Saizen® was approved by the FDA in the United States for use in the treatment of patients with adult growth hormone deficiency (AGHD), thus consolidatingour approval in four different indications of growth hormone use: growth disorders in children, growth hormone deficiency in adults, HIV-associated wasting and short bowel syndrome.

We also received a positive opinion for growth failure in short children born small for gestational age in Europe, and since then we have been working on the national approvals in the European countries in which Saizen® is already approved for other indications.

Sales of Saizen® increased by 13.4% to $206.5 million in 2005, and sales of Serostim® were $70.4 million.

We formed a strategic alliance with BioMarin for the development and commercialization of two product candidates, Phenoptin (sapropterin hydrochloride) and Phenylase (phenylalanine ammonia lyase). Both have potential in the treatment of phenylketonuria (PKU), and there is preliminary clinical evidence to suggest that the active ingredient in Phenoptin may also be useful

“… successful completion of a Phase 3 trial of recombinant growth hormone in the treatmentof HIV-associated adipose redistribution syndrome (HARS).”

in the treatment of other serious conditions, including diabetes and cardiovascular diseases.Phenoptin, an orally administered product, is currently in a Phase 3 trial for mild to moderate PKU, an inherited metabolic disease caused by a deficiency of the enzyme phenylalanine hydroxylase in the blood, which can result in serious neurological damage unless patients adhere to a very stringent and difficult diet. There is currently no drug approved to treat PKU, which affects at least 50,000 diagnosed patients under the age of 40 worldwide. Phenylase, an enzyme substitution therapy for the treatment of severe forms of PKU, is in early development.

Early in 2006, we announced the successful completion of a Phase 3 trial of recombinant growth hormone in the treatment of HIV-associated adipose redistribution syndrome (HARS), which met all pre-specified primary and major secondary endpoints. We plan to submit the registration file to the FDA in 2006. Growth hormone in HARS has received orphan drug designation from the FDA.

Serono continues to innovate with our unique delivery devices cool.click™ and one.click™, which are very well received by physicians and patients. In 2006 we intend to launch the first electronic device in this therapeutic area, bringing additional benefits to children with growth deficiencies.

Dermatology

In late 2004, Raptiva® was approved by the European Commission for the treatment of people with moderate to severe chronic plaque psoriasis, and we commenced our launch program. Raptiva® is the first product to offer effective and safe long-term control of psoriasis, with treatment on a continuous basis. People taking Raptiva® have the benefit of continued therapy with improved and sustained responses over time, thereby offering effective long-term control of their disease. Raptiva® is now approved in 49 countries and reimbursed at the same level in the major European markets. Sales of Raptiva® were $33.4 million.

To date, more than 3,500 patients with psoriasis have been included in 14 double-blind, placebo-controlled clinical trials in North America and Europe. Data from these studies hasdemonstrated that Raptiva® provides physicians and patients with sustained benefit and safety over the long term. Serono’s CLEAR (CLinical Experience Acquired with Raptiva®) study showed that Raptiva® can be useful in some patients with psoriasis who did not respond to standard therapies.

Oncology

We are committed to entering oncology as a new therapeutic area. In 2005 we continued to enter into a number of important collaborations and further extended our approach.

In August, we signed an agreement with Genmab granting Serono exclusive worldwide rights to develop and commercialize HuMax-CD4 (zanolimumab). HuMax-CD4 is a fully human monoclonal antibody in development for the treatment of cutaneous and non-cutaneous T-cell lymphomas. It is directed against the CD4 antigen and causes depletion of certain T-cells. It is currently being evaluated in a pivotal Phase 3 clinical trial for cutaneous T-cell lymphoma under the FDA’s special protocol assessment processand has fast track designation from the FDA. Outcome of the Phase 3 trial is expected in the first half of 2007.

In October, we signed an agreement with Rigel under which Serono has an exclusive license to develop and commercialize product candidates from Rigel’s Aurora kinase inhibitor program.This includes R763, for which Rigel filed an investigational new drug application with the FDA in December 2005. R763 is a highly potent, orally available multi-Aurora kinase inhibitor that has been shown to inhibit proliferation and kill cancer cells from a variety of organs, including the cervix, colon, lung, pancreas and prostate.

UNMET NEED

AN EASIER WAY TO TREAT

GROWTH HORMONE DEFICIENCY

IN THOUSANDS OF CHILDREN

THE SAIZEN® FAMILY OF DELIVERY

DEVICES PROVIDES THE BEST

SOLUTION FOR INDIVIDUAL

PATIENT’S NEEDS. SAIZEN® IS

IDENTICAL TO NATURAL GROWTH

HORMONE PRODUCED BY

THE BODY.

UNMET NEED

A NEW PSORIASIS TREATMENT

FOR PATIENTS WHO CANNOT

TAKE CONVENTIONAL THERAPIES

RAPTIVA® IS NOW APPROVED IN

49 COUNTRIES WORLDWIDE

“Our goal is to build a strong oncology pipeline and enter this therapeutic area with innovative products to fight cancer.”

We continue to collaborate with ZymoGenetics on TACI-Ig, currently in Phase 1b clinical testing as a potential treatment for B-cell malignancies and autoimmune diseases. We are also working with Micromet on adecatumumab, which has potential for the treatment of a broad range of tumors, including breast cancer, pancreatic cancer and some kinds of lung cancer.

During 2005, we identified a lead IKK2 inhibitor, which is now in preclinical development. There is increasing evidence that activation of NF-kappa-B, especially by the IKK2 mediated classical pathway, plays an important role in tumor development. NF-kappa-B is known to inhibit apoptosis.

Our goal is to build a strong oncology pipeline and enter this therapeutic area with innovative products that fulfill unmet medical needs.

Other developments

We continue to make good progress in other areas of our R&D. Supplementing our in-house R&D effort is a very active program in business development. Our focus includes new indications within therapeutic areas where we already have a presence, as well as targeting new therapeutic areas with high unmet medical needs such as autoimmune disease and oncology. Our goal is to find the right value-creating deals that complement our existing businesses and in-house projects and contribute to our long-term growth. In the last year we entered into a number of significant agreements and partnerships with other biotech companies.

A multi-center Phase 3 study of interferon beta-1a monotherapy for the treatment of chronic hepatitis C in Asian patients met its primary endpoint of sustained virological response. This is a large unmet medical need in Asia where the disease is currently underdiagnosed. Today the hepatitis C market is close to$1.2 billion. Results of a combination phase of this study in which interferon beta-1a is given in combination with ribavirin have recently becomeavailable and show a high rate of sustainable virological response six months after completion of just six months of therapy. Our clinical results can already be used for regulatory purposes in certain Asian countries, and the additional work to obtainapproval in other countries (such as Japan) is currently under evaluation.

In May, we signed an agreement with Genmab under which Serono acquired exclusive worldwide rights to develop HuMax-TAC. This product is a fully human monoclonal antibody targeting the TAC antigen - also known as CD25, or the interleukin-2 receptor alpha subunit - which is overexpressed on the surface of activated T-cells. By inhibiting the proliferation of T-cells, HuMax-TAC may have therapeutic potential in the treatment of T-cell mediated diseases, such as autoimmune diseases, inflammation, hyperproliferative skin disorders, as well as acute transplant rejection. HuMax-TAC is currently in preclinical development.

We have also signed an agreement with NovImmune that grants us exclusive worldwide rights to develop and commercialize two fully human monoclonal antibodies, NI-0401 and NI-0501, which may have therapeutic potential in a broad range of autoimmune diseases. NI-0401 targets the CD3 antigen present on T-cells and may therefore be useful in treating a variety of autoimmune diseases. NI-0501, which targets interferon-gamma, a key cytokine involved in inflammatory responses and over-expressed in autoimmune diseases. Both are currently in preclinical development.

The year also had its development challenges. We were disappointed that two products in our pipeline were discontinued: onercept in moderate to severe psoriasis, and Canvaxin™ in advanced melanoma. The decision to discontinue these Phase 3 clinical trials was based on the recommendations of the respective Independent Data and Safety Monitoring Boards.

“We are pioneering an approach to human genetics based on the whole genome scan.”

Serono is a leader in pharmacogenomics. We see genetics at the heart of much of our discovery work - from target validation to the interpretation of clinical trials. It moves us beyond cellular and animal models of pathology. It gives us a window on understanding the human basis of disease.

We are pioneering an approach to human genetics based on the whole genome scan. Using Affymetrix chip technology, we have been able to analyze 500,000 markers in our patients and look for those which correlate with disease. This approach will allow us to answer many questions in a variety of diseases, such as identifying which genes are linked to onset of a given disease, its severity and response to treatment. Since we announced the first whole genome scan for MS results in March, we have been using this information to test new molecules in pharmacological models of MS and to see how our genetics results correlate with gene expression in patients.

Beyond MS, we are studying the genetics of other autoimmune diseases such as lupus and psoriasis. We are studying the response to our psoriasis drug, Raptiva®, to investigate whether there is a correlation between genetic makeup of patients and their response to therapy. In the area of metabolic endocrinology, we are taking a more focused “candidate gene” approach to understand better the factors which lead to lack of a functional growth hormone response in children. We will be launching a pharmacogenomic studyin reproductive health in 2006.

I look forward to seeing the results of several of our more advanced clinical programs during 2006. The progress of internal programs as well as in-licensing activities have resulted in ten ongoing late-stage (Phase 2 and Phase 3) clinical development programs.

Overall performance

This year we announced the comprehensive final settlement of the US Serostim® investigation, which was part of an ongoing, industry-wide investigation by the states and the federal government of commercial practices. We tooka financial provision of $725.0 million to cover the settlement and related costs. As a result, we have reported a net loss of $106.1 million. If this settlement were excluded, the net income of our company would have been $554.4 million.

The activities described in the settlement were limited to marketing practices in one unit of Serono’s US operations. Serono has adopted a rigorous compliance program in the US to ensure our employees meet the highest ethical standards, and we are implementing similar programs throughout the rest of the group.The settlement concludes a four-year investigation, and we are pleased to put the matter behind us.

On April 25, 2006, the Board of Directors will propose to the Annual General Meeting a cash dividend of CHF10.0 per bearer share, CHF4.0 per registered share, and CHF0.25 per ADS, representing an increase of 11.1% over the 2004 dividend.

It has been a year where we have continued to invest in the future of our company, with a number of business development agreements in our current and new therapeutic areas.

Late in the year we confirmed that Goldman Sachs has been retained to explore various strategic alternatives for the company. These strategic alternatives could include the sale of the company. This processis ongoing. However, there is no assurance that any transaction will be consumated.

UNMET NEED

NOVEL TARGETED THERAPEUTICS

FOR CANCER

SERONO IS COMMITTED TO

EXPANDING ITS PORTFOLIO OF

INNOVATIVE CLINICAL-STAGE

PROJECTS THAT ADDRESS

SIGNIFICANT UNMET MEDICAL

NEEDS IN THE ONCOLOGY

THERAPEUTIC AREA

Our highest priority

R&D projects

Therapeutic areas

Reproductive health	Neurology	Metabolism	Autoimmune/ inflammatory	Oncology

Our pipeline reflects our commitment to developing products that will address unmet medical needs

REGARD: Post registration Phase 4 head-to-head study.

r-hGH: On January 9, 2006, Serono announced the completion of this pivotal Phase 3 trial of its recombinant human growth hormone (r-hGH) in the treatment of HIV-associated adipose redistribution syndrome (HARS).

r-interferon beta: On February 6, 2006, Serono reported the positive outcome of the combination phase of this study evaluating the effect of interferon beta-1a with ribavirin for the treatment of chronic hepatitis C (HCV) in Asian patients.

Preclinical	Phase 1	Phase 2	Phase 3

Prostanoid FP	Hypergloycosylated FSH	Anastrozole	CLARITY
receptor antagonist	in infertility	in ovulation induction	Oral cladribine
in pre-term labor		and improvement of	in multiple sclerosis
follicular development

Osteopontin	Oxytocin	Adecatumumab	REGARD
remyelinating agent	receptor antagonist	in prostate cancer	Rebif® vs Copaxone®
	in pre-term labor		head-to-head
in multiple sclerosis

Interferonbeta:Fc	MMP-12 inhibitor	Adecatumumab	Phenoptin™
in multiple sclerosis	in multiple sclerosis	in metastatic	in mild to moderate
		breast cancer	phenylketonuria

PTP1b inhibitor	JNK inhibitor	HuMax-CD4	r-hGH
in diabetes and obesity	in multiple sclerosis	(zanolimumab)	in HARS/lipodystrophy
in non-cutaneous
T-cell lymphoma

Tadekinig-alfa (r-IL-18bp)	TACI-Ig		r-interferon beta
in autoimmune diseases	in rheumatoid arthritis		in chronic hepatitis C
in Asian patients

NI-0401 anti-CD3	TACI-Ig		HuMax-CD4
monoclonal antibody	in systemic lupus		(zanolimumab)
in autoimmune diseases	erythematosus		in cutaneous
T-cell lymphoma
NI-0501	TACI-Ig
anti-interferongamma	in relapsed/refractory
monoclonal antibody	B-cell malignancies
in autoimmune diseases

HuMax-TAC	TACI-Ig
in T-cell mediated diseases	in multiple myeloma

FGF-18	Adecatumumab +
in osteoarthritis	docetaxel in metastatic
breast cancer

Aurora kinase inhibitor
R763 in oncology

IKK2 inhibitor
in oncology

Highlights of the year

Innovation, strength and partnerships

We have initiated a 1,300 patient Phase 3 program to assess the effectiveness of the oral formulation of cladribine in people with relapsing MS. Results are expected in 2008.

The ready-to-use Gonal-f® pen for infertility treatment was launched in 2004 and this year has achieved the milestone sale of the one millionth pen.

TACI-Ig, a potential treatment for B-cell malignancies and autoimmune diseases continues to progress in clinical development.

We have agreements with Genmab to develop and commercialize HuMax-CD4 and HuMax-TAC in a range of indications, including cutaneous and non-cutaneous lymphomas and T-cell mediated diseases.

Raptiva® for moderate to severe psoriasis is now registered and launched in 49 countries worldwide.

We formed a strategic alliance with Biomarin for the development and commercialization of two product candidates, Phenoptin and Phenylase, which have potential in the treatment of phenylketonuria.

We are developing interferon beta-1a for the treatment of chronic hepatitis C in Asian patients, with promising results in Phase 3 from both monotherapy and in a combination with ribavirin.

We are working on the genetics of human diseases. We have announced the results of the first-ever whole genome scan in MS and are studying other autoimmune diseases.

Corporate responsibility

Committed to continuous improvement

Overview

Serono has been a member of the United Nations Global Compact (UNGC) since 2001 and is committed to continuous improvement in the area of corporate responsibility. As you will read below, Serono has taken a number of steps to monitor and implement the 10 UNGC Principles relating to protection of the environment, upholding of labor standards and respect of human rights.

These measures have resulted in continuous and significant improvements in our environmental performance, as well as enhanced awareness and learning with respect to social issues and the monitoring of social indicators. They have also led to the introduction of major initiatives in 2005, namely the ISO 14001 certification of our main manufacturing sites, adoption of a group-wide code of business conduct, introduction of formal rules and guidelines in key areas such as procurement, harassment and discrimination, and signing of a European partnership agreement to reduce use of laboratory animals.

Serono is very proud to have been recognized on several occasions this year for its corporate responsibility efforts. Serono was awarded the Swiss Prize of Ethics, the ASPAN-SO2005 Prize for our collaboration on an energy-saving project with the city of Geneva, and other industry awards.

This section of the Annual Report provides a description of the measures adopted during the year 2005 to enhance our environmental and social performance, together with a detailed account of quantitative results obtained during this period. Regularly updated information and performance indicators pertaining to our corporate governance, environmental management, social issues, stakeholder relations, products safety and business ethics can be found in Fact Sheets, which can be accessed from the Corporate Social Responsibility (CSR) section of our website (www.serono.com).

Environmental performance

Serono is a leading biotechnology company that specializes in the production of medicines and development of recombinant proteins and small molecules. Our activities have a very limited impact on the environment. It currently concerns water consumption, energy use for both heating and transportation (freight and personal), as well as carbon emission from the gray energy generated in the production of electricity and gas supplied to our sites from an energy facility.

Our research and manufacturing processes do not involve the production of genetically modified organisms for sale or release into the environment. They do not involve or generate, hazardous chemicals, heavy metals, carcinogenic substances or so-called persistent organic pollutants such as PCBs, dioxins or pesticides. Reactions are carried out in aqueous phase and, therefore, do not cause emissions of atmospheric pollutants or ozone-depleting substances. The proteins, hormones and other molecules that we produce are naturally occurring substances in living organisms. While genetic modifications are applied to the cells and microorganisms that synthesize these molecules so that they are obtained in required concentrations and purity, such cells and microorganisms are completely deactivated – in keeping with regulations – before they are released in waste effluents. Our research operations are regularly inspected by biological safety regulatory authorities and use Class 1 microorganisms that present no health or environmental hazard according to internationally recognized standards.

New developments and initiatives

ISO 14001 certification

Our main manufacturing sites, Serono’s Biotech Center in Corsier-sur-Vevey (Switzerland) and Industria Farmaceutica Serono in Bari (Italy), received ISO 14001:2004 certification in the first quarter of 2005. Together, these two sites represent 65% of Serono’s sales of therapeutic products. This measure will be extended in the future to other sites.

The ISO 14001 standardization procedure involves several steps, including an analysis of the company’s environmental impact and management system, verification of compliance with local/national legislation, elaboration ofprograms for the reduction of impact of relevant processes, assignment of environmental responsibilities within the company, definition of monitoring and control procedures, measures toensure transparency of internal and externalcommunication, and an external audit by an accredited expertise organization.

With the ISO 14001 certification procedure, Serono aims to improve its ability to manage energy and water consumption, as well as to motivate staff to care for the environment. We also recognize the key importance of this standardization tool to enhance our competitiveadvantage and relations with our stakeholders.

Group-wide coordination of environmental management

Serono organized an Environmental Management Seminar in April 2005 with a view to enhance coordination on environmental management issues within the group. This seminar was attended by representatives from all R&D and manufacturing sites. The main outcome was the initiation of action plans for a future harmonization of environmental management systems at the corporate level, internal and external communication, and identification and monitoring of key performance indicators. A follow-up meeting is planned in 2006.

Key trends in 2005 compared to previous year

Over the 2001 – 2005 period, remarkable progress was achieved in the reduction of our overall environmental footprint, through steady improvements in water and energy efficiency and reduction of waste and emissions. As alreadymentioned, our main manufacturing sites have now adopted ISO 14001 certification, a measure that will be extended in the future to other sites.

Both energy and water consumption decreased markedly in 2005, by nearly a quarter forenergy (–24%) and a third for water (–33%) on a per capita basis. Total carbon dioxide (CO2) emissions due to gas and fuel showed a moderate decrease on a per capita basis (–5.7%), although they increased by approximately 7.3% overall. We have started to monitor gray energy from generation and distribution of gas and electricity.

The production of chemical waste has been cut by more than 90% over the last three years – from 1,114 tons in 2002 to 100.5 tons in 2005 – due mainly to technology changes in manufacturing processes. The production of non-chemical waste increased in 2005 by 6.7% overall, but is down 15% on a per capita basis. We treat and recycle an increasing part of our waste on site – 65% of total waste generated in 2005, compared to 44% in 2003.

Key indicators

Energy consumption down 4.7% (energy efficiency up 12.7%)
Water consumption down 15.6% (water efficiency up 27.3%)
Total chemical waste down 21% (chemical waste efficiency up 36%)
VOC (volatile organic compounds) emissions down 26.4%
Total non-chemical waste per capita down 14.8% (+6.7% overall)
Carbon efficiency constant at 0%, with overall carbon dioxide emissions up 7.3%
Total waste recycled and treated up, to 65% of the total waste generated, compared to 59% in 2004

Environmental performance data

Environmental performance data is collected annually from all Serono’s manufacturing and R&D sites. The administrative headquarters office building (582 employees) was also surveyed in 2005. Overall, our data covers 12 sites witha total of 2,688 employees(1), or 57% of the total workforce. Given that the remaining sites are essentially decentralized sales units that makeup the rest of the company’s workforce,we assume with a reasonable degree ofconfidence that the data presented below is a good approximation of the company’s full environmental impact.

Water

Water is the main medium used by Serono in its research and manufacturing operations.Total water consumption decreased by 15.6%in 2005. This downward trend is related to the installation of a new energy-saving system of water condensate recovery in steam production and cooling at one of the manufacturing sites. Water efficiency in the company has more than doubled (+158%) since 2000.

Energy consumption, carbon dioxide emissions, and gray energy

Serono’s energy sources are composed of gas (49.6%), electricity (48.6%), and other fuels (1.7%). Total energy consumption decreased between 2004 and 2005 (–4.7%) and energy efficiency increased by 12.7%.

Energy-related carbon efficiency remained stable. Although in absolute terms CO2 emissions increased 7.3% last year, they have followed a decreasing trend since 2003 on a per capita basis (–21.5%) as a result of the company’s efficiency efforts and substitution of electricity with gas.

It should be stressed that our CO2 emissions data is calculated assuming that electricity generation for all sites is based on a typical European electricity mix. Although this is not factored into our statistics, the inclusion of a Swiss electricity mix for sites located in Switzerland would yield significantly lower CO2 emission levels overall, as electricity generation in Switzerland is almost entirely based on non-fossil fuel sources, such as hydroelectricity and nuclear energy.

Carbon emissions from gray energy are emissions generated in the production of electricity and gas supplied to our sites from an energy facility. These emissions amounted to 39.5kt in 2005, which is more than double the level ofCO2 emissions emitted through our operations(17.3kt). A trend comparison will be possible at a later stage, given that this is the first time we include an indicator for gray energy in our data. We need to point out, however, that the company’s influence on these gray energy emissions is minimal.

(1) The term “employee” in this section is used to mean persons working in the company irrespective of the nature (i.e. full-time or part-time)of their employment contract.

Consumption and emission trends

Year	Energy consumption	Water consumption	Chemical waste	Non-chemical waste	CO2 emissions from operations	CO2 emissions from gray energy

	(GJoule)	(10[3]m3)	(Tons)	(Tons)	(Tons)	(Tons)
2000	494,918	850.4	1,785.0	—	—	—
2001	526,811	842.1	1,475.1	—	—	—
2002	539,731	838.2	1,113.8	943.1	14,542.0	—
2003	630,784	773.4	449.3	1,593.5	17,474.4	—
2004	631,704	794.9	127.3	1,477.1	16,184.0	—
2005	602,182	670.7	100.5	1,576.4	17,372.0	39,297.0
2004–2005 (% change)	-4.7%	-15.6%	-21.1%	6.7%	7.3%	—

Eco-efficiency indicators

Year	Energy	Water	Chemical waste	Non-chemical waste	CO2 emissions	CO2 emissions from gray energy	Total product sales

	(10[3]US$/GJ)	(10[3]US$/m3)	(10[6]US$/Ton)	(10[6]US$/Ton)	(10[6]US$/Ton)	(10[6]US$/Ton)	(US$m)
2000	2.32	1.35	0.64	—	—	—	1,147.0
2001	2.37	1.48	0.85	—	—	—	1,249.4
2002	2.64	1.70	1.28	1.51	0.098	—	1,423.1
2003	2.95	2.40	4.14	1.17	0.106	—	1,858.0
2004	3.45	2.74	17.11	1.47	0.135	—	2,177.9
2005	3.88	3.49	23.27	1.48	0.135	0.060	2,338.9
2004–2005 (% change)	12.7%	27.3%	36.0%	0.6%	—	—	7.4%

Per capita indicators

Year	Energy consumption	Water consumption	Chemical waste	Non-chemical waste	CO2 emissions	CO2 emissions from gray energy

	(GJoule)	(10[3]m3)	(Tons)	(Tons)	(Tons)	(Tons)
2001	117.04	0.19	0.33	—	—	—
2002	116.93	0.18	0.24	0.20	3.15	—
2003	297.26	0.17	0.21	0.75	8.23	—
2004	294.50	0.37	0.06	0.69	6.85	—
2005	224.03	0.25	0.04	0.59	6.46	14.62
2004–2005 (% change)	-23.9%	-32.7%	-37.0%	-14.8%	-5.6%	—

Waste recycling and treatment indicators

Year	Total waste	Total waste recycled	Total waste treated	Percentage waste recycled and treated	Waste (Tons per capita)
	(Tons)	(Tons)	(Tons)
2003	2,042.8	448.0	460.6	44%	0.96
2004	1,604.4	479.2	464.6	59%	0.75
2005	1,676.9	550.8	535.6	65%	0.62
2004–2005 (% change)	4.5%	14.9%	15.3%	10.1%	—16.6%

Waste

The total waste monitored at Serono’s R&D and manufacturing sites falls into two categories:

•                  Non-chemical waste, including recyclables such as paper, plastics, glass, aluminum, etc., old equipment, biological material and incinerated waste

•      Chemical waste, including solvents, chemicals and effluents.

The quantity of chemical waste was 100.5 tons in 2005, a 21% decrease compared to the previous year. This result can be attributed to the closing of two research and manufacturing sites. Non-chemical waste, on the other hand, increased 6.7%, due mainly to the inclusion this year of an administrative site that generates an appreciable amount of paper and various other non-chemical waste. This, however, needs to be considered in the context of a continuous growth in waste recycling and treatment capacity, which allowed 65% of the total waste generated in 2005 to be recycled or processed through our own treatment facilities, compared to 59% the previous year. The remaining part is either incinerated or treated by public utilities. On a per capita basis, total waste produced has been decreasing at an average annual rate of 18% since 2003.

Chemical oxygen demand (COD)

Wastewater generated from manufacturing processes contains dissolved and suspended solids. Some of our manufacturing sites have their own waste treatment facilities, which allow the removal of organic pollutants by biological systemsor physical or chemical treatment. Other sites do not treat their own wastewater, but send it to a local publicly owned wastewater treatment facility.

The quality of the wastewater is assessed by measuring the oxygen required to oxidize organic compounds present in the water, an indicator called chemical oxygen demand (COD). This indicator is an indirect measure of water quality. Our 2005 result of 714mg/l isthe average value for seven sites.

Volatile organic compounds (VOC)

Serono’s manufacturing processes are carried out in aqueous phase. Chemical solvents are almost exclusively used in the form of ethanol for disinfecting and cleaning purposes. Therefore, the potential production of VOCs is insignificantcompared to levels typically observed in the chemical industry. Data collected on VOCs from sites where solvents are in use show that emissions levels dropped from 53 tons in 2004 to 39 tons in 2005.

Other indicators

Year	VOCs	COD
	(Tons)	(mg2O/I)

2003	115.0	—
2004	53.0	—
2005	39.0	713.9
2004–2005 (% change)	-26.4%	—

Biodiversity and conservation design

Serono’s main impact on biodiversity is in the construction of new buildings or manufacturingsites, or the extension of existing sites. All our construction projects undergo environmental impact assessments. They also include planning to mitigate the impact of transportation and commuting. We are sensitive to the necessity of preservingvaluable natural functions of our sites when designing new plants and buildings. The proportion between the permeable (i.e. porous and covered with vegetation) and the non-permeable(buildings, driveways, walkways,parking lots, etc.) parts of the parcels on which our plants are operating is respectively 66% and 34% of the total land area. While recommended open space percentages vary between countries, regions, and even local communities, it is widelyrecognized that conservation design practices are beneficial to the natural environment, especially as concerns water quality, biodiversity and natural habitats, contribute to reducing flooding risks, and are essential to the quality of life of employees.

In Switzerland, environmental conservation organizations are systematically involved in a dialogue resulting in measures undertaken for the restoration of ecosystems or habitats when building or expanding our sites. The building of the new company headquarters was undertaken after complete decontamination of the area, and the choice of vegetation was made in cooperation with the Geneva’s Botanical Gardens.

Social performance

Employee Policy

Serono’s Employee Policy is dedicated to creating a working environment that attracts and nurtures the best talents from all cultures and enables them to excel, grow and innovate. Under the oversightof a member of the Executive ManagementBoard, it is geared towards:

•                  Implementing fair and competitive employee compensation and benefits programs

•                  Implementing recognition programs designed to reward excellence in contribution and performance

•                  Developing a safe, healthy and productive workplace

•                  Ensuring employees’ well-being and responding to their needs

•                  Encouraging mutual respect, diversity and teamwork

•                  Providing equal opportunities in the recruitment, development and promotion of employees

•                  Promoting active participation and interest of the employees in the company’s sustainable growth

During 2005, we engaged a leading global human resources consulting firm, to assess how Serono compared as an employer with best-of-breed organizations. Drawing on their extensive past research and an examination of Serono’s practices in 55 different areas, their conclusion was that “Serono’s employment offer and people practices are mostly in line with Best in Class Companies.” While welcoming this strong confirmation of the value of Serono’s employment offer, we will continue to work on further areas to improve in order to continue to offer a compelling package to attract, develop and retain the best talents in the biotech and pharmaceutical industry.

The impact and effectiveness of various aspects of our Employee Policy is monitored and assessed through regular employee surveys.

Occupational health and safety (OHS)

Serono’s OHS Policy aims to ensure a safe and healthy working environment for employees and focuses on the prevention of accidents, occupational diseases, exposure to hazardous or toxic substances, explosions and fires.

Each R&D, manufacturing and administrative site director is responsible for the establishment and implementation of the OHS Policy. All newly hired personnel are given an introductory training, and employee representatives are involved in OHS systems through a Safety Committee at each site. The site’s Safety Committee ensures that adequate measures are taken to protect employees from hazards, and that potential threats and risks are identified and addressed. Emergency procedures in case of incident or crisis are defined in site-specific safety guidelines.

As indicators of health and safety performance, we measure the number of occupational fatalities, accidents and illnesses, as well as the days that affected employees are unable to work due to these events. Accident and illness frequency rates are reported per 100 employees working 50 weeks annually and 40 hours a week (i.e. 200,000 hours), which is a standard base for such incidence rates.

In 2005, Serono’s operations registered no fatalities. There were 93 accidents registered for 12 sites, or 3.5 accidents for 100 workers. Although this rate is less than half of the Swiss national average of 7.4 accidents for 100 workers, it is important to stress that it is in all likelihood an overestimate, since data was collected from the sites with the highest risk of occupational accidents. There were 0.37 lost days per employee in 2005 as a result of accidents, which yields a lost-time injuries rate of 0.019.

Based on data collected from 10 Serono sites, there were on average 6.1 lost days per employee due to illness in 2005. The corresponding occupational illness frequency rate was 0.44. As we have introduced the monitoring of these indicators in 2005, we will be in a position to analyze trends in the future.

Occupational health and safety indicators

Year	Number of fatalities	Number of accidents (11 sites)	Accident incidence rate (Number of accidents per 100 employees working 200,000 hours)	Lost time injury rate (Lost days per 100 employees working 200,000 hours)	Occupational illness frequency rate (Lost days per 100 employees working 200,000 hours)
2005	—	93	0.0014	0.019	0.44

Staff turnover and employment contracts

During the year 2005, the total number of employees decreased 3.1% mainly due to the management buyout of a Serono facility and the closing of operations in a research center. Staff turnover excluding restructuring was 12.2%. The proportion of the workforce on part-time vs. full-time contracts in 2005 is different across gender lines. While 1.8% of men were on part-time employment, this proportion was 12.7% for women. On average, the proportion of employees on part-time contracts in the company is 7.4% (see workforce table).

Gender and workforce diversity

Our employees represent 71 nationalities worldwide and 38 at our headquarters in Geneva. This diversity contributes to the dynamism, flexibility and creativity of our company.

Serono employs slightly more women (51%) than men (49%) overall. The proportion of women in managerial positions is currently 20%, up from 18% in 2004.

Gender ratios in management

	Total	Percentage
Women	43	20%
Men	174	80%
Total	217	100%

Discrimination and harassment

Serono’s corporate policy on harassment and discrimination aims to promote and maintain a work environment that is free from harassment. No discrimination on the basis of race, gender, color, national origin, ancestry, religion, physical or mental disability, sexual orientation or age tolerated by the company.

Procedures for complaint or third-party mediation are placed under the responsibility of the Human Resources Department, and all reported incidents are investigated with the appropriate level of confidentiality.

Redundancies

In 2005, research activities conducted at the Serono Genetics Institute (SGI) in Evry, France, were transferred to Geneva. Administrative employees, as well as scientists and laboratory technicians unwilling or unable to relocate to Geneva, received a redundancy plan that included:

•                  A competitive severance allowance

•                  Outplacement services for employees wishing to look for other opportunities

•                  Funding of training programs and health benefits

Scientists and laboratory technicians who decided to move to Geneva were offered full relocation assistance (logistics and financial).

At the end of 2005, Serono agreed to an amicable management buyout (MBO) with Bourn Hall Limited which is composed of Bourn Hall Clinic, the world’s first in-vitro fertilisation clinic, and LCG Bioscience, an organisation offering clinical research and development services to the biotechnology and pharmaceutical industry. All Bourn Hall Ltd contractual agreements remain unaffected as a result of this MBO and this includes continuity of service for employees.

Labor standards and employee benefits

The great majority (86%) of Serono’s employees work in countries or regions (Switzerland, Europe, North America) where employment standards are well developed. Specific employment

Workforce by gender and employment type

	100%	90–99%	50–89%	< 50%	Total	Gender ratio	Part-time ratio
Women	2,126	32	246	30	2,434	51%	12.7%
Men	2,274	4	33	5	2,316	49%	1.8%
All employees	4,400	36	279	35	4,750	100%	7.4%
Employment ratio	92.6%	0.8%	5.9%	0.7%	100%

Workforce by region

Switzerland	Europe	North America	Latin America	Rest of world	Total
1,465	1,808	814	206	457	4,750
31%	38%	17%	4%	10%	100%

arrangements vary from country to country, depending on legal provisions. Serono complies strictly with local legislation on such matters.

Over two-thirds (69%) of Serono’s workforce are employed in Switzerland and European countries where consultative arrangements between employees and management are based on collective agreements or recognition of trade unions. In these regions, labor councils, enterprise delegates and other workers consultation mechanisms are in place.

Serono has developed an Employee Share Purchase Plan, under which all its employees, where legally possible, have an opportunity to allocate a portion of their salary to buy the company’s shares at favorable terms. Shares can be sold immediately after theirpurchase. Employees who leave their shares in the Plan for a full year are eligible for a company matching share program.

Depending on location, part-time employees enjoy proportionately the same benefits as full-time staff in terms of wage rates and social benefits. Non-financial benefits to Serono’s employees include facilitated access to sports or other recreational activities that are beneficial to health and well-being. Temporary staff recruitedthrough external agencies receive social benefits through the relevant agency.

Remuneration and performance appraisal of employees

The remuneration of all employees is based on level of responsibility, competence and performance. Serono benchmarks external practices in order to ensure that its remuneration schemes are competitive. Appraisals are conducted twice a year on the basis of objectives and career development plans that are set and reviewed annually. The performance management system and its impact on compensation are supervised by compensation committees at board level, as well as by the management in each Serono affiliate and site.

“We Care – Well-being for our People” program and appointment of social advisor

A new program was introduced in 2005 that allows employees to choose their work schedule individually and provides better nutritional information and healthfoods in the company’s cafeterias. Under rules of complete confidentiality, a social advisor at Serono’s Geneva headquarters is tasked with helping staff with their needs and issues. The US affiliate has adopted an assistance program to support employees with personal issues. Serono’s work environment in Switzerland and the US is entirely non-smoking, with designated rooms for smokers in office buildings. Work/life balance initiatives can include summer schedules, flexible time, fitness facilities and/or yoga classes, depending on location. Childcare facilities in the new headquarters building will become operational in 2006.

Training and development

The continuous development needs of employees, managers and executives are nurtured and supported in the framework of Serono’s “Pillars of Excellence” program. Well-defined competency areas, namely effective leadership, management and business knowledge, interpersonal skills, cognitive skills and energy and drive, offer learning opportunities to assist and foster career progression and individual development. The training is delivered through external programs designed for Serono (partnership with MIT and Thunderbird University, for example), internal courses, facilitated workshops, personalized coaching sessions, individual or team assignments and recommended reading.

In 2005, Serono invested more than US$11 million in employee training, amounting to approximately US$2,300 per employee and per year. On a per capita basis, group-wide investment for training has remained fairly stable over the 2003-2005 triennium. Overall, Serono’s total cash compensation is above market median, and 10% above its targeted competitive position at the 65th percentile.

Investment in training (US$000)

Year	Administration	Manufacturing	Marketing	R&D	Total
2003 Overall	4,545	561	3,450	2,613	11,169
Per employee					2.44
2004 Overall	4,838	685	2,366	3,155	11,044
Per employee					2.25
2005 Overall*	4,634	517	2,970	2,904	11,024
Per employee					2.32

* 2005 values are extrapolated from expenses recorded in the first seven months of the year.

Other developments and initiatives

Worldwide Code of Business Conduct

In a development aimed at ensuring the application of harmonized standards of integrity and compliance with the company’s core values throughout the group, a Worldwide Code of Business Conduct (WCBC) was adopted in 2005. This code prohibits insider trading as well as bribery and kickbacks. It defines rules and guidelines with respect to conflicts of interest and the behavior of employees who are in contact with public officials. Interaction with healthcare professionals is regulated in the US under the PhRMA Code and under the US-specific Code of Business Conduct, which addresses the ethical standards to be observed in such interactions, based on the principle that the care of a patient should be based on the patient’s medical needs and the healthcare professional’s medical knowledge and experience.

Reporting in case of non-compliance with the US Code is guided in the US by the company’s Whistleblower Policy. In other countries, it occurs through the Worldwide Code of Business Conduct and the European and International Compliance Officer. While responsibility for its implementation rests with every individual employee, proper enforcement is under the purview of Serono’s General Managers and The European and International Compliance Officer. Serono’s managers have been given the additional responsibility of leading by example and providing guidance and advice to employees on the implementation of the policy.

The WCBC is a publicly available document that can be accessed from the company’s website at www.serono.com/ company/pdf/seronoCofBC.pdf. The supplemental Code of Business Conduct for the USA is also publicly available from the company’s website at http://www.seronousa.com/ about/SCP_Code_05_final.pdf

Customer health and safety

Serono’s research, preclinical testing, clinical trials, facilities, manufacturing, labeling, pricing, and sales and marketing are subject to extensive regulation by numerous governmental authorities, including authorities in the European Union and Switzerland, as well as governmental authorities in the United States, such as the FDA. R&D activities are subject to laws regulating such things as laboratory practices and the use and disposal of potentially hazardous materials,including radioactive compounds and infectiousdisease agents.

Our Clinical Safety Policy, which applies to all Serono medical products and devices available for use under prescription, aims to ensure the highest level of protection to patients treated with our drugs, as well as subjects receiving our medical products and/or devices. This objective is pursued within the context of a highly regulated environment under Clinical Safety and Pharmacovigilance Standards and Regulations, as well as Good Manufacturing and Good Clinical Practices. The policy also applies to products undergoing clinical trial or post-marketing assessment, whether conducted by Serono, a local operating company, a contract research organization or a licensee.

Serono provides information on the safety of its medical products and devices in the form of patient leaflets, summary of product characteristics, product labels, scientific publications and periodic reports. Our Labeling Committee approves and monitors the labeling process, while the Safety and Ethics Committee ensures proper monitoring and reporting of product safety (see Corporate Governance Section 4.35 on page 122).

An internal procedure provides for the collection, documentation and processing of any safety information brought to the company’s attention, both during drug development and use of products. This includes information originating from healthcare professionals, patients, regulatory authorities or scientific literature. All clinical safety data gathered from clinical trials and post-marketing sources is regularly reviewed and analyzed by the company.

Customer relations

Customer services processes are geared to adapt to the needs of customers, and specific approaches are developed for pre-wholesalers, wholesalers, public hospitals, private hospitals and pharmacists. An ISO 9001 certified Quality Management System directed at customer satisfaction was awarded to Serono Iberia in 2005 and Serono Portugal in 2004.

Procurement guidelines and quality standards for suppliers

Serono is gradually implementing environmental, labor and human rights quality standards for its suppliers across the group, starting with Serono International’s Procurement Department. Clauses in Serono’s Procurement Policy Conditions require suppliers and contractors to take all necessary measures to ensure that the goods or services they supply to Serono are manufactured or provided, packaged and transported in a way that minimizes their environmental impact. They are also required to warrant that the manufacture of the goods sold to Serono does not infringe on internationally recognized labor or human rights of workers, and does not rely on child or forced labor. Suppliers in the company’s core areas of activity undergo a qualification audit and re-qualification audits based on industry specific Good Laboratory Practice, Good Clinical Practice and Good Manufacturing Practice.

Community engagement and sponsorship

Serono’s community engagement and support of charitable work aims at promoting projects that generate goodwill in the community and offer opportunity for employees’ participation. For example, 45 Serono employees took part in2005 in a skiing event that raised CHF100,000for schoolchildren in difficulty.

Our primary areas of focus are academic projects, charitable healthcare initiatives and socio-cultural events. In addition, the SeronoFoundation for the Advancement of MedicalScience (www.serono-foundation.org) supportsresearch and knowledge exchange activities in basic and clinical science.

Projects supported or initiated as part of our community engagement in 2005 include:

•                  The creation, with the Paris-based Pasteur Institute, of a joint research unit and professorial chair in the area of genetic aspects of infectious diseases

•                  A partnership with the Universities of Geneva and Lausanne to create a regional research center for reproductive endocrinology

•                  The support, in response to the earthquake and tsunami that struck South Asia at the end of 2004, of a Terre des Hommes project in favor of the health of mother and child in Sri Lanka

•                  The sponsorship of various activities and special days that aim at raising funds for the treatment of multiple sclerosis, psoriasis and cancer

Serono’s US affiliate launched a Community Service Council in 2005, comprised of individuals throughout the organization who bring energy, commitment, and passion to support and drive the implementation of programs such as supporting local elementary schools, working with charities, providing aid to low income individuals and families, and providing a 100% match on all employee donations to the American Red Cross. In the wake of Hurricane Katrina, a number of actions were implemented to support the rebuilding process.

The promotion of science and biotech education is also a priority for Serono. In this context, Serono Inc. in the US is a major sponsor of a program called BioTeach that fosters a better understanding of biotechnology in high schools around Massachusetts. A collaborative program with the Biotechnology Institute provides teachers with skills, strategies and knowledge to spread awareness of biotechnology to their students and educate their peers to do the same.

In Spain, an agreement with Queen Sofia’s Foundation, which aims to support people suffering from Alzheimer’s disease, will lead to the equipment of a R&D laboratory for research in the treatment of Alzheimer’s. Another project conducted with Fundación Aprocor assisted in the decoration and equipment of the living quarters of mentally-disabled young people. All employees from Serono Spain took part in their inauguration.

A detailed description of sponsored projects is publicly available from our website at thefollowing address: www.serono.com/company/pdf/serono_sponsoring_2005.pdf.

3Rs* initiative on animal research

Animal testing is required under the animal studies regulation for predicting human safety of pharmaceuticals in the development of cures, therapies and treatments for diseases. Serono is committed to ensuring that animal research is only performed when no equally predictive alternative methods accepted by regulatory bodies are available. All of our testing for new cures and treatments is covered by stringent regulations and inspections.

In November 2005, in keeping with our commitment to reduce the use of animals in researching new medicines, Serono and other companies in biotechnology, chemicals, pharmaceuticals, cosmetics and agrochemicals have adopted the “European Partnership to Promote Alternative Approaches to Animal Testing – 3Rs Declaration.”

This Declaration supports the development, validation and acceptance of alternative approaches to replace, reduce, and refine animal use and apply advanced methodology from biosciences and medicine to develop novel approaches.

This new 3Rs partnership initiative was launched in Brussels at a conference hosted by the European Commission’s Enterprise and Research Departments. An action plan will be published in 2006, with yearly progress reports thereafter.

Awards

Swiss Ethics Prize

As a result of special efforts made in the improvement of environmental management and the adoption of an advanced occupational health and security framework, Serono’s main Biotechnology Center was rewarded in November 2005 with the Swiss Ethics Prize, delivered by the Vaud Canton’s School of Management. According to the Chairman of the Examiners Board, Pierre Zumwald, this Prize was a “reward for special efforts carried out in Switzerland by a Swiss company in the area of Corporate Social Responsibility and Sustainable Development.” It was also aimed at “reminding the business community that taking into account the ethical dimension allows an organization to generate high added value.”

Prize for Serono’s Worldwide Research Center and Headquarters

In April 2005, Serono and the City of Geneva received the ASPAN-SO2005 Prize for their collaboration on an energy conservation project for Serono’s new Global Research Center and Group Headquarters. This Prize was given in recognition of this exemplary public-private partnership by the Swiss Association for Town and Country Planning.

The building is currently under construction in Geneva, Switzerland, and includes energy conservation and management concerns as core elements of its design. It is located at walking distance from the railway station and linked to a RER commuter train stop. Thermally treated and tiled glass panels will constitute the façade’s envelope, serving as thermal insulation, an intrinsic element of the building’s decentralized temperature regulation system. Additional heating and cooling capacity will rely on thermal energy extracted from Lake Geneva’s water, which will be pumped from a depth of 35 meters where the water temperature is stable. Compared to traditional heating and cooling techniques, this system will yield savings of approximately 60% in carbon dioxide emissions.

*       3Rs stand for replacement, refinement and reduction.

Half of the building’s energy needs will be met by the pumping of lake water, and another 20% by hydroelectric power, making the building 70% reliant on renewable energies. Operating costs of the cooling system will be reduced by 50% compared to conventional technologies.

Other awards

In addition to these prizes, our US affiliate received several awards:

•       The 2005 Top Biotech and Pharma Employers survey conducted by Science ranked Serono among the top 20 employers. This survey sought to identify companies with the best reputation as employers based on responses from readers of Science and other selected respondents. 80% of the respondents came from the US, the rest primarily from Western Europe, and 83% were from private industry. Rankings were given on the basis of whether companies treat employees with respect and work-culture values align with employees’ personal values, amongst other factors

•       A recognition that rewards the best healthcare marketing and communications (Medical Marketing & Media Award in the category of Best Use of Digital Marketing to Consumers for Fertility LifeLines)

•       An award that highlights the Internet’s role in achieving an organization’s business objectives and recognizes the work that has gone into creating outstanding healthcare websites (Platinum eHealthcare Leadership Award for Best Special Effects for CoolLearnings website)

•       The Corporate Sponsor of the Year Award from the National Multiple Sclerosis Society in the US

•       The 2005 Cardinal Health Supplier Quality Award in recognition of outstanding quality performance in the following areas: Supply Chain Efficiency, Supply Chain Services, Value Added Best Practices and Supply Chain Management Opportunities. This is the first time Serono, Inc. received this recognition, scoring 64 out of a possible 65 points

R&D on diseases in developing countries

Serono products are developed for the treatment of conditions that are mainly known in the developed world (such as infertility and MS). Only a small percentage of Serono’s products are distributed in developing countries. Nevertheless, Serono routinely sends useful scientific reagents to a wide variety of laboratories in developing countries as a way of sharing knowledge on the molecular basis of infectious diseases.

In addition, we are currently collaborating with the World Health Organization on an innovative training program, in which a scientistfrom Brazil and a clinician from Cameroonwere trained in the science of drug discoveryaccording to Serono’s quality standards. Within a very short time span, the program led to the development of various screening assays and the identification of potent inhibitors of a protein defined as key in the development of tropical diseases. These two scientists will continueto work on diseases in the developing world.

EVERYTHING WE DO IS TO HELP
PEOPLE WITH UNMET MEDICAL
NEEDS LEAD BETTER AND MORE
NORMAL LIVES

Contents

Five-year financial overview
Operating and financial review and prospects
Quantitative and qualitative disclosures about market risk
Audit Committee’s report
Report of the group auditors
Consolidated financial statements and notes
Report of the statutory auditors
Financial statements of Serono S.A.
Corporate governance
Investor information

Five-year financial overview

US$m unless indicated otherwise	2005	2004	2003	2002	2001
Product sales	2,338.9	2,177.9	1,858.0	1,423.1	1,249.4
Change in % relative to preceding year	7.4	17.2	30.6	13.9	8.9
Total revenues	2,586.4	2,458.1	2,018.6	1,537.8	1,376.5
Change in % relative to preceding year	5.2	21.8	31.3	11.7	11.0
Gross profiton product sales	2,073.0	1,873.8	1,578.4	1,199.4	1,036.2
Gross margin in % on product sales	88.6	86.0	85.0	84.3	82.9
Research and development	593.6	594.8	467.8	358.1	308.6
As a % of total revenues	22.9	24.2	23.2	23.3	22.4
Depreciation and amortization	136.9	145.2	135.6	100.6	98.9
As a % of total revenues	5.3	5.9	6.7	6.5	7.2
Personnel costs	679.1	611.4	508.2	430.8	357.2
As a % of total revenues	26.3	24.9	25.0	28.0	26.0
Operating (loss)/income	(127.5)	511.4	432.0	349.6	337.7
Change in % relative to preceding year	(124.9)	18.4	23.6	3.5	4.9
Operating margin in %	(4.9)	20.8	21.4	22.7	24.5
As a % of average total shareholders’ equity	(5.5)	19.2	16.1	14.9	16.0
Net (loss)/income	(105.3)	481.3	397.4	308.5	311.4
Change in % relative to preceding year	(121.9)	21.1	28.8	(0.9)	3.4
Net margin in %	(4.1)	19.6	19.7	20.1	22.6
Net cash flows (used for)/from operating activities	(126.5)	471.7	542.9	532.0	405.0
Change in % relative to preceding year	(126.8)	(13.1)	2.0	31.4	58.8
As a % of operating (loss)/income	99.2	92.2	125.7	152.2	119.9
As a % of total revenues	(4.9)	19.2	26.9	34.6	29.4
Tangible fixed assets additions	152.9	151.5	185.0	125.3	97.1
Change in % relative to preceding year	0.9	(18.1)	47.7	29.0	44.8
As a % of total revenues	5.9	6.2	9.2	8.1	7.1
Intangible asset additions	100.2	67.1	55.0	138.8	3.1
Change in % relative to preceding year	49.4	22.0	(60.4)	4,414.8	(95.2)
As a % of total revenues	4.8	3.6	3.5	11.6	0.3
Working capital	1,057.7	1,183.8	1,543.9	1,139.8	1,527.4
Change in % relative to preceding year	(10.7)	(23.3)	35.5	(25.4)	1.4
Current ratio	2.5:1	2.4:1	3.0:1	2.7:1	3.9:1
Capital employed	1,086.9	1,147.1	927.5	877.8	694.6
Change in % relative to preceding year	(5.2)	23.7	5.7	26.4	(16.0)
Return on capital employed in %	(11.7)	44.6	46.6	39.8	48.6
Net financial assets	857.3	1,164.0	1,907.2	1,615.9	1,453.8
Change in % relative to preceding year	(26.4)	(39.0)	18.0	11.2	27.2
Total assets	3,921.2	4,406.8	4,576.1	3,488.9	3,020.0
Change in % relative to preceding year	(11.0)	(3.7)	31.2	15.5	9.0
Total shareholders’ equity	2,170.9	2,453.8	2,886.3	2,467.0	2,220.7
Return on equity in %	(4.6)	18.0	14.8	13.2	14.7
Equity ratio in %	55.4	55.7	63.1	70.7	73.5
Debt/equity ratio	0.31:1	0.28:1	0.20:1	0.05:1	0.09:1
Average number of employees	4,826	4,740	4,597	4,559	4,384
Total revenue per employee in US dollars	535,920	518,631	439,164	337,355	313,976

Calculation of key ratios and definitions

Gross profit on product sales Product sales less cost of product sales.

Working capital Total current assets less total current liabilities.

Capital employed Non-interest bearing current and fixed assets less non interest-bearing current and long-term liabilities and non-interest bearing provisions.

Net financial assets Cash and cash equivalents and short-term and long-term available-for-sale financial assets adjusted for investments in available-for-sale equity securities less short-term and long-term financial debts.

Net cash flows (used for)/from operating activities (Loss)/income before taxes adjusted for non-cash items such as depreciation and amortization, interest income and expense, unrealized foreign currency exchange results and working capital changes.

Gross margin on product sales Gross profit on product sales as a percentage of product sales.

Operating margin Operating (loss)/income as a percentage of total revenues.

Net margin Net (loss)/income as a percentage of total revenues.

Current ratio Total current assets in relation to total current liabilities.

Return on capital employed Operating (loss)/income as a percentage of the closing balance of the capital employed.

Return on equity Net (loss)/income for the year as a percentage of average total shareholders’ equity.

Equity ratio Total shareholders’ equity as a percentage of total assets.

Debt/equity ratio Bank advances, short-term and long-term financial debts including convertible bond in relation to total shareholders’ equity.

Sales of top 10 products

					Change
Product	2005	2005 % of total	2004	2004 % of total	in US$m	in % US$m	in % local currencies	Therapeutic area
	US$m		US$m
Rebif®	1,269.8	54.3	1,090.6	50.1	179.2	16.4	15.4	Neurology
Gonal-f®	547.0	23.4	572.7	26.3	(25.7)	(4.5)	(5.2)	Reproductive health
Saizen®	206.5	8.8	182.1	8.4	24.4	13.4	12.5	Growth and metabolism
Serostim®	70.4	3.0	86.8	4.0	(16.4)	(18.9)	(18.9)	Growth and metabolism
Novantrone®	70.0	3.0	83.9	3.9	(13.9)	(16.5)	(16.5)	Neurology and Other
Raptiva®	33.4	1.4	4.9	0.2	28.5	580.5	604.8	Dermatology
Cetrotide®	25.4	1.1	24.8	1.1	0.6	2.3	1.4	Reproductive health
Crinone®	24.5	1.1	19.8	0.9	4.7	23.5	22.5	Reproductive health
Ovidrel®	23.8	1.0	17.7	0.8	6.1	34.6	33.6	Reproductive health
Metrodin HP®	15.0	0.6	15.9	0.7	(0.9)	(5.2)	(3.4)	Reproductive health
Other products	53.1	2.3	78.7	3.6	(25.6)	(32.6)	9.6
Total product sales	2,338.9	100.0	2,177.9	100.0	161.0	7.4	6.7

Summary of quarterly financial data for 2005 and 2004

US$m unless indicated otherwise	Q1(1)	Q2(1)	Q3(1)	Q4(1)	2005	Q1(1)	Q2(1)	Q3(1)	Q4(1)	2004
Revenues
Product sales	551.4	611.5	571.5	604.5	2,338.9	516.7	538.6	518.1	604.5	2,177.9
Royalty and license income	50.0	65.3	66.8	65.4	247.5	40.4	49.0	115.5	75.2	280.1
Total revenues	601.4	676.8	638.3	669.9	2,586.4	557.1	587.6	633.6	679.7	2,458.1
Operating expenses
Cost of product sales	59.5	74.5	64.9	67.0	265.9	75.7	72.2	83.2	73.0	304.1
Selling, general and administrative	214.7	222.5	201.3	223.8	862.3	184.2	193.0	196.4	234.3	807.9
Research and development	156.3	145.8	146.9	144.6	593.6	126.1	123.2	124.2	221.3	594.8
Other operating expense, net	788.8	66.7	65.8	70.8	992.1	56.0	57.3	56.0	70.5	239.8
Total operating expenses	1,219.3	509.5	478.9	506.2	2,713.9	442.0	445.7	459.8	599.1	1,946.6
Operating (loss)/income	(617.9)	167.3	159.4	163.7	(127.5)	115.1	141.9	173.8	80.6	511.4
Non-operating income, net
Financial income	12.0	13.8	15.2	18.7	59.7	16.9	15.2	19.2	16.9	68.2
Financial expense	(5.9)	(6.2)	(5.9)	(5.9)	(23.9)	(6.9)	(5.5)	(5.3)	(6.3)	(24.0)
Foreign currency gains/(losses), net	0.7	1.5	2.3	0.0	4.5	(1.0)	5.7	4.3	10.1	19.1
Total financial income, net	6.8	9.1	11.6	12.8	40.3	9.0	15.4	18.2	20.7	63.3
Share of profit/(loss) of associates	0.0	0.0	0.0	(0.6)	(0.6)	0.0	0.0	0.0	0.1	0.1
Other income/(expense), net	(4.3)	26.5	2.1	(8.9)	15.4	0.0	0.1	(0.7)	0.0	(0.6)
Total non-operating income, net	2.5	35.6	13.7	3.3	55.1	9.0	15.5	17.5	20.8	62.8
(Loss)/income before taxes	(615.4)	202.9	173.1	167.0	(72.4)	124.1	157.4	191.3	101.4	574.2
Taxes	(48.1)	27.6	30.7	22.6	32.9	20.0	25.7	31.2	15.9	92.8
Net (loss)/income	(567.3)	175.3	142.4	144.4	(105.3)	104.1	131.7	160.1	85.4	481.3
Attributable to:
Minority interests	0.6	0.2	0.0	0.0	0.8	(0.9)	(0.6)	1.4	1.8	1.7
Equity holders of Serono S.A.	(567.9)	175.1	142.4	144.4	(106.1)	105.0	132.3	158.7	83.7	479.7
Basic (loss)/earnings per share (in US dollar)
Bearer shares	(38.99)	12.02	9.77	9.88	(7.28)	6.66	8.52	10.51	5.69	31.40
Registered shares	(15.60)	4.81	3.91	3.95	(2.91)	2.66	3.41	4.20	2.28	12.56
American depositary shares	(0.97)	0.30	0.24	0.25	(0.18)	0.17	0.21	0.26	0.14	0.78
Diluted (loss)/earnings per share (in US dollar)
Bearer shares	(38.99)	11.90	9.70	9.81	(7.28)	6.64	8.49	10.43	5.68	31.35
Registered shares	(15.60)	4.76	3.88	3.92	(2.91)	2.66	3.40	4.17	2.27	12.54
American depositary shares	(0.97)	0.30	0.24	0.24	(0.18)	0.17	0.21	0.26	0.14	0.78
Sales by therapeutic area
Neurology	298.0	331.6	321.9	341.5	1,293.0	265.5	266.6	271.8	319.1	1,123.0
Reproductive health	165.5	179.8	152.8	163.9	662.0	170.2	180.8	159.4	181.9	692.3
Growth and metabolism	66.4	71.1	69.0	71.5	278.0	62.2	65.8	65.4	76.4	269.8
Dermatology	4.5	7.4	10.0	11.5	33.4	0.1	0.2	1.0	3.6	4.9
Others	17.0	21.6	17.8	16.1	72.5	18.7	25.2	20.5	23.5	87.9
Total product sales	551.4	611.5	571.5	604.5	2,338.9	516.7	538.6	518.1	604.5	2,177.9

(1)  Unaudited.

Operating and financial review and prospects

The following operating and financial review and prospects should be read in conjunction with the consolidated financial statements and the notes to the consolidated financial statements appearing elsewhere in this Annual Report. We have prepared our consolidated financial statements and the financial information discussed below in accordance with International Financial Reporting Standards (IFRS), which differ in significant respects from United States Generally Accepted Accounting Principles (US GAAP). You can find a reconciliation of the significant differences between IFRS and US GAAP in note 39 to our consolidated financial statements.

Overview

Our business

We are a global biotechnology leader with worldwide revenues in 2005 of $2,586.4 million focused on addressing unmet medical needs in selected therapeutic areas. We discover, develop, manufacture and market therapeutic products for the treatment of human diseases.We currently focus on specialized markets of neurology, reproductive health, growth and metabolism, dermatology, oncology and autoimmune diseases, and we have eight biotechnology products on the market. We have a global presence with operations in more than 40 countries, production facilities in four countries and sales in over 90 countries. Our research programs are focused on growing our business and on establishing new therapeutic areas, including oncology and autoimmune diseases. Currently, we have approximately 25 ongoing development projects, based on proteins, monoclonal antibodies and small molecules. We have integrated operations that allow us to manufacture and market the products we derive from our research and development efforts. Our mission is to develop innovative products to address unmet medical needs and to improve the quality of life of our patients. We operate in one business segment, namely human therapeutics. Therefore, our results of operations are discussed on aconsolidated basis.

Our 2005 performance

Some highlights of our 2005 performance, which will be discussed in more detail in our operating and financial results and prospects below, are as follows:

•                  Our total revenues increased 5.2% to $2,586.4 million in 2005. Our total product sales increased by 7.4% to $2,338.9 million in 2005 primarily due to strong worldwide sales of Rebif® in neurology and Saizen® in growth and metabolism, partially offset by lower sales of Gonal-f® due to increased pricing pressure from one of our competitors in the US market. Our royalty and license income contributed $247.5 million to our total revenues in 2005, reflecting our strong intellectual property rights;

•                  Our operating expenses increased 39.4% to $2,713.9 million in 2005 and include a charge of $725.0 million for the payment of the final settlement and related costs of a governmental investigation led by the US Attorney’s office in Boston, Massachusetts into commercial practices related to Serostim®. As a result of this charge, we completed 2005 with an operating loss of $127.5 million, a net loss of $105.3 million and a basic loss of $7.28 per bearer share;

•                  We signed new collaborative agreements in 2005 with Genmab, Rigel Pharmaceuticals, NovImmune, BioMarin Pharmaceutical and Syntonix, adding several new products to our research and development pipeline; and

•                  We refocused our research and development operations in 2005. In particular, we relocated certain genomic research activities from the Serono Genetics Institute in Evry, France to the Serono Pharmaceutical Research Institute in Geneva, Switzerland and we sold one of our principal operating companies in 2005, Bourn Hall, a clinic specializing in early clinical pharmacology and in the treatment of infertility.

Critical accounting policies and the use of estimates

Our operating and financial review and prospects are based upon our consolidated financial statements, which have been prepared in accordance with IFRS. We have provided in note 39 of the consolidated financial statements a reconciliation of net income and shareholders’ equity from IFRS to US GAAP. Our significant accounting policies are set out in note 1 of our consolidated financial statements. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts in our consolidated financial statements and accompanying notes. These estimates and assumptions form the basis for making judgments about the carrying values of assets and liabilities. We base our estimates and assumptions on historical experience and on various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially if different estimates and assumptions were used. We believe the following accounting policies to be critical because they are important to gain an understanding of our operating results and financial conditions and they require significant judgment.

Provisions for sales returns and sales deductions

Our gross product sales are subject to a variety of deductions as is typical for the health care industry. These deductions represent estimates and as such product sales reported net of these deductions might not fully reflect the final outcome. The following briefly describes the nature of significant sales deductions with specific reference to the United States:

•                  In the United States, we record sales provisions for the Medicaid program to provide for rebates on drugs paid for by the individual states. Provisions for estimating Medicaid rebates are calculated based upon historical experience, product growth, anticipated price increases and specific terms in individual state agreements;

•                  In the United States, we record sales provisions for customer rebates offered to key managed care organizations, group purchasing organizations and other direct and indirect customers to sustain and increase our product market share. These rebate programs provide that the customer receive a rebate after attaining certain performance parameters relating to product purchases, formulary status and/or pre-established market share milestones relative to competitors. Since rebates are contractually agreed upon, rebates are estimated based on the specific terms in each agreement, historical experience and product growth rates;

•                  In the United States, we record sales provisions for chargebacks based on agreements with indirect customers, including federal government agencies. A chargeback represents the difference between the invoice price to wholesalers and the indirect customer’s contract discount price. Provisions for estimating chargebacks are calculated based on historical experience, product growth rates and specific agreement terms;

•                  In some European countries, in particular in Germany, we record provisions for contractual or legislatively mandated discounts for specific reimbursable products with federal governments and national health care systems. Provisions for estimating such discounts are based on actual invoiced product sales within each period;

•                  We record sales provisions for cash discounts that are offered to customers to encourage prompt payment; and

•                  Provisions for sales returns are based on actual historical returns adjusted for anticipated market and product development as we feel that this is the best means to estimate future returns of products sold in the current period. The amount of returns we receive varies by region and is dependent upon the return policy within a given country, which is based on local industry practice. We perform periodic quantitative analyses by product for each reserve category to assess whether the current assumptions used to calculate the sales return provisions are valid. The quantitative analyses consider historical rates of returns, inventory, shipment history, estimated levels of product in the distribution channel and other related factors. While we believe that we can make reliable estimates for these matters, nevertheless unsold products in the distributionchannel can be exposed to changes in market conditions or obsolescence due to new competitive environments, product updates or competing products. Accordingly, it is possible that these estimates will change in the near future or that actual amounts could vary significantly from our estimates.

Inventory provisions

We write down our inventory by an amount equal to the difference between the cost of inventory and the net realizable value of the inventory, based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those we projected, we may need to take additional inventory write-downs.

Intangible assets

Goodwill – Goodwill, representing the excess of the cost of an acquisition over the fair value of the net identifiable assets acquired under the purchase method of accounting, is tested at least annually for impairment and whenever events or changes in circumstances indicate that the carrying amount of goodwill might not be recoverable. For the purpose of impairment testing, the carrying amount of goodwill is allocated to cash-generating units or groups of cash generating units that are expected to benefit from the business combination in which the goodwill arose and compared to their recoverable amount determined based on value-in-use calculations. These calculations require the use of estimates and assumptions related to the projection and discounting of projected future cash flows. Changes in the timing and amount of projected future cash flows and discount rates selected could result in material impairments against goodwill.

Technology rights and patents – Separately acquired intangible assets that are acquired as part of in-licensing collaborative agreements are capitalized even if uncertainties as to their success in producing a saleable product exist. The price we pay to acquire such intangible assets reflects the expectation about the probability of future economic benefits at the time of the acquisition. Such separately acquired intangible assets are initially capitalized at cost and subject to impairment testing at least annually and whenever events or changes in circumstances indicate that the carrying amount of separately acquired intangible assets may not be recoverable. They are usually not amortized as they are considered to have an indefinite useful life until they reach technological feasibility, which is usually signified by regulatory approval. For the purpose of impairment testing, the carrying amount of separately acquired intangible assets with indefinite useful lives in-licensed as part of collaborative agreements are allocated to cash-generating units or groups of cash-generating units that are expected to benefit from the corresponding collaborative agreementand compared to their recoverable amount determined based on value-in-use calculations. These calculations require the use of estimates and assumptions related to the projection and discounting of projected future cash flows. Such calculations require considerable management judgment about future events and uncertainties and rely heavily on estimates and assumptions regarding the technical feasibility of completing the intangible assets and the estimate of future economic benefits. The valuation judgments made could materially impact our results of operations.

Impairment of long-lived assets

We test assets with an indefinite useful life not subject to amortization at least annually for impairment and whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. We review assets that are subject to depreciation and amortization (such as tangible fixed assets and intangible assets with definite useful lives) for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing and analyses, we prepare a discounted future net cash flow projection for the asset (“value in use”) expected to result from the use of the asset and its eventual disposal. If the value in use is in excess of the carrying value of the recorded asset, no impairment is recorded. In the event thecarrying value of the asset exceeds the value in use, we estimate its anticipated net selling price. If the carrying value also exceeds net selling price, we recognize an impairment loss for the amount by which the carrying value of the asset exceeds the higher of the anticipated net selling price and the value in use. The discount rate weuse in the calculation represents our best estimate of the risk-adjusted pretax rate. Considerable management judgment is necessary to identify impairment indicators and to estimate future sales and expenses, which underlie the discounted future cash flow projection. Factors such as changes in the planned use of buildings, machinery and equipment,closing of facilities, lower than anticipated sales for products with capitalized rights, changes in the legal framework covering patents, technology rights or licenses, and denials or delays of regulatory approval of acquired technology rights could result in shortened useful lives or impairment. Accordingly, actual outcomes could vary significantly from such estimates.

Income taxes

Income taxes include current and deferred income taxes. Deferred income tax assets and liabilities are determined using the liability method based on differences between the financial statement and income tax bases of our assets and liabilities using enacted or substantively enacted tax rates in effect for the year in which the differences are expected to reverse. We record deferred tax assets only to the extent that it is probable that taxable profit is available in theaffiliate that has recognized the deferred tax assets. Significant estimates are required in determining our provisions for income taxes. Some of these estimates are based on interpretations of existing laws or regulations. Various internal and external factors, such as changes in tax laws, regulations and rates, changing interpretations of existing tax laws or regulations, future level of research and development spendingand changes in overall levels of pretax income may have favorable or unfavorable effects on our future effective tax rate.

Retirement benefit plans

Substantially all of our employees are covered by defined benefit, insured or state pension plans. The expense incurred under the defined benefit retirement plans is based upon statistical and actuarial calculations, and is impacted by assumptions on discount rates used to arrive at the present value of future pension liabilities, expected returns that will be made on existing pension assets, future salary increases as well as future pension increases. Furthermore, our independent actuaries use statistical based assumptions covering future withdrawals of participants from the plan and estimates of life expectancy. The actuarial assumptions used may differ materially from actual results due to changes in market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants.These differences could impact significantly the amount of pension income or expense recognized in future periods.

Recent accounting pronouncements

You can find a discussion of recent accounting pronouncements related to IFRS and US GAAP in note 40 to our consolidated financial statements. In addition, you can find a discussion of the potential impact of some IFRS exposure drafts published by the International Accounting Standards Board that could have a material impact on our results.

Results of operations

Our analysis of results of operations is presented as follows:

1. Overview

2. Total revenues

3. Products sales by therapeutic area

4. Product sales by region

5. Operating expenses to net (loss)/income

1. Overview

The following table sets forth selected consolidated income statement data for each period presented:

	Year ended December 31
				Change	Change
				2005/	2004/
	2005	2004	2003	2004 in %	2003 in %
	US$m	US$m	US$m	(US$)	(US$)
Product sales	2,338.9	2,177.9	1,858.0	7.4	17.2
Royalty and license income	247.5	280.1	160.6	(11.6)	74.4
Total revenues	2,586.4	2,458.1	2,018.6	5.2	21.8
Cost of product sales	265.9	304.1	279.6	(12.6)	8.8
As a % of product sales	11.4	14.0	15.0
Selling, general and administrative	862.3	807.9	636.8	6.7	26.9
As a % of total revenues	33.3	32.9	31.5
Research and development	593.6	594.8	467.8	(0.2)	27.2
As a % of total revenues	22.9	24.2	23.2
Other operating expense, net	992.1	239.8	202.4	313.8	18.5
As a % of total revenues	38.4	9.8	10.0
Operating (loss)/income	(127.5)	511.4	432.0	(124.9)	18.4
As a % of total revenues	(4.9)	20.8	21.4
Total financial income, net	40.3	63.3	44.0	(36.4)	43.8
Share of profit/(loss) of associates	(0.6)	0.1	—	(679.1)		*
Other income/(expense), net	15.4	(0.6)	(9.6)	†	93.4
Taxes	32.9	92.8	69.0	(64.6)	34.5
Net (loss)/income	(105.3)	481.3	397.4	(121.9)	21.1
Net (loss)/income attributable to minority interests	0.8	1.7	0.3	(50.3)	406.1
Net (loss)/income attributable to equity holders of Serono S.A.	(106.1)	479.7	397.1	(122.1)	20.8
As a% of total revenues	(4.1)	19.5	19.7

Previously reported amounts have been restated to reflect the adoption of new IFRS accounting standards effective since January 1, 2005 (see notes to our consolidated financial statements).

* Calculation not meaningful.

† Change greater than 1,000%.

2. Total revenues

We primarily earn revenues from two sources: product sales, and royalty and license income. Our total revenues increased by 5.2% to $2,586.4 million during 2005, and by 21.8% to $2,458.1 million during 2004. Our total revenue growth in local currencies was approximately 4.5% in 2005, and 16.1% in 2004. The total currency impact on reported total revenues was $16.1 million in 2005 and $107.4 million in 2004.

Product sales

In 2005, six products accounted for 93.9% of our total product sales. Rebif®, our largest selling product, accounting for 54.3% of our product sales, is a recombinant interferon beta-1a that we sell for the treatment of multiple sclerosis. Gonal-f®, our second largest selling product, accounting for 23.4% of our product sales, is a recombinant human follicle-stimulating hormone that we sell for the treatment of infertility.Saizen®, a formulation of recombinant human growth hormone used in the treatment of growth retardation due to a variety of causes, is our third largest selling product and accounted for 8.8% of our total product sales. Serostim®, our fourth largest selling product, accounting for 3.0% of our product sales, is a formulation of recombinant human growth hormone used to treat HIV-associated wasting. Novantrone®, for whichwe purchased exclusive marketing rights in the US market in 2002, is indicated for the treatment of certain types of multiple sclerosis and also for treating certain forms of cancer. Product sales of Novantrone® for the two separate indications are reported under our neurology therapeutic area and as other product sales, respectively. Novantrone®, our fifthlargest selling product, accounted for 3.0% of our total product sales. Raptiva®, for which we purchased exclusive development and marketing rights outside the United States and Japan, is our sixth largest sellingproduct and accounted for 1.4% of our product sales. Raptiva® is a humanized monoclonal antibody for the treatment of psoriasis. In addition to the main products highlighted above, we also sell a variety of other products.

Worldwide product sales increased 7.4% to $2,338.9 million in 2005 and 17.2% to $2,177.9 million in 2004. Product sales growth in local currencies was 6.7% in 2005 and 11.5% in 2004. Volume expansion contributed 5.1% and sales price changes contributed 1.8% to the product sales increase in 2005, while currency benefits added 0.5% to the increase. In 2004, volume expansion contributed 9.4%, sales price changes 2.4% and currency benefits added 5.4% to the product sales increases. Sales growth in 2005 aswell as 2004 was primarily driven by increased worldwide demand for Rebif®. The favorable currency impact on reported product sales declined to $11.2 million in 2005 compared to $100.1 million in 2004 due to the strengthening of the US dollar in 2005 against most major currencies, especially the euro. Total sales of recombinant products increased 8.6% to $2,129.8 million in 2005 and 21.9% to $1,961.7 million in 2004. Product sales of recombinant products accounted for 91.1% of our worldwide product sales in 2005 as compared to 90.1% in 2004.

Gross product sales recorded before sales reserves were $2,552.2 million in 2005 and $2,374.4 million in 2004. Provisions for sales returns reduced total gross product sales by$15.3 million or 0.6% in 2005 and $8.8 million or 0.4% in 2004. Sales provisions for discounts, chargebacks and rebates reduced total gross product sales by $198.0 million or 7.8% in 2005 and $187.6 million or 7.9% in 2004. New sales reserves recorded in 2005 and 2004 as a percentage of gross product sales were 8.4% and 8.3%, respectively.

Movements in sales reserves during the past three years are summarized in the following table:

	Product returns	Discounts, chargebacks and rebates	Total sales reserves
	US$m	US$m	US$m
Balance as of January 1, 2003	20.9	32.4	53.3
Add: New reserves recorded in 2003	31.1	153.7	184.8
Less: Actual reserves applied in 2003	(15.6)	(132.0)	(147.6)
Balance as of December 31, 2003	36.4	54.1	90.5
Add: New reserves recorded in 2004	8.8	187.6	196.4
Less: Actual reserves applied in 2004	(15.3)	(187.7)	(203.0)
Balance as of December 31, 2004	29.9	54.0	83.9
Add: New reserves recorded in 2005	15.3	198.0	213.3
Less: Actual reserves applied in 2005	(17.8)	(198.0)	(215.8)
Balance as of December 31, 2005	27.4	54.0	81.4

Our policy relating to supply of our products is to maintain our customers’ inventories at a consistent level from year to year based on the pattern of consumption. We have a process in place to monitor inventory levels based on gross sales volume, prescription volume and other third party information. Our distribution channel includes wholesaler distributors, pharmacies, hospitals and other medical facilities that distribute and/or administer our products. In certain regions where we sell our products to a small number of national wholesalers, in the US market for example, which accounts for 32.7% of our total product sales, we receive monthly inventory reports from the wholesalers we sell to summarizing by product the amount of inventory held at the end the month. Inventory levels maintained at the wholesalers in the United States range between approximately 28 and 35 days of sales. In Western Europe, our single largest region, representing 44.4% of our total product sales, we generally maintain inventory levels of less than 30 days. We assess inventory levels maintained in the Western Europe region based on a comparison of sales volumes to wholesalers against their reported sales to pharmacies, hospitals and other medical facilities. We believe that third party information is sufficiently reliable, but we cannot verify its accuracy. Throughout all of our regions, wholesalers typically sell to pharmacies, hospitals and other medical facilities. Therefore, there could be an additional level of inventory in our distribution channel. However, given the relatively high inventory valueof our products and the fact that wholesalers can deliver our products to a healthcare facility on the same day, pharmacies, hospitals and other medical facilities are reluctant to carry significant amounts of our products. Thus, we believe that the inventory held at the wholesaler represents the majority of the inventory held within the entire distribution channel at any given time. At present we do not have the ability to track the expiration date of inventory held in the distribution channel on a global basis.

Royalty and license income

We currently receive ongoing royalties under licensing agreements with Biogen Idec for its sales of Avonex®, Organon for its sales of Puregon®, Amgen for its sales of Enbrel® and Abbott Laboratories for its sales of Humira®. Our revenues from these agreements increase or decrease in proportion to our licensees’ sales of their products. We derive license income from licensing our intellectual property to third parties.In addition, we also receive non-recurring amounts through patent settlements with third parties.

In 2005, our royalty and license income decreased by 11.6% to $247.5 million, compared to an increase of 74.4% to $280.1 million in 2004. Royalty and license income represented 9.6% and 11.4% of our total revenues in 2005 and 2004, respectively. Our royalty income increased by 31.2% to $247.5 million in 2005 and increased by 19.8% to $188.7 million in 2004. Both in 2005 and 2004 we received higher royalty income due to higher third-party sales by various licensees, primarily Abbott Laboratories for higher sales of Humira® and Amgen for higher sales of Enbrel®. Our license income in 2004 was impacted by the recognition of $67.0 million in license income for a new license agreement under a non-core technology that was granted in 2004. Although the license fee is payable in equal annual installments until 2006, the full amount of the license fee was recognized as royalty and license income in 2004 as we had no further performance obligation under the agreement. Our royalty andlicense income may fluctuate as a result of changes in the sales of products sold by our licensees.

3. Product sales by therapeutic area

The following tables summarize, for the period presented, our product sales by therapeutic area:

	Year ended December 31
	2005	2004	2003	Change 2005/2004 in %	Change 2005/2004 in % (local currency)	Change 2004/2003 in %	Change 2004/2003 in % (local currencies)
	US$m	US$m	US$m	(US$)		(US$)
Neurology
Rebif®	1,269.8	1,090.6	819.3	16.4	15.4	33.1	25.4
Novantrone®	23.2	32.4	30.9	(28.4)	(28.4)	5.0	5.0
Total neurology	1,293.0	1,123.0	850.2	15.1	14.2	32.1	24.7
Reproductive health
Gonal-f®	547.0	572.7	526.9	(4.5)	(5.2)	8.7	3.6
Cetrotide®	25.4	24.8	24.8	2.3	1.4	(0.2)	(5.4)
Crinone®	24.5	19.8	20.8	23.5	22.5	(4.6)	(7.8)
Ovidrel®	23.8	17.7	12.4	34.6	33.6	43.3	35.8
Luveris®	11.1	10.6	10.0	5.7	4.5	6.0	(2.1)
Core infertility portfolio	631.8	645.6	594.9	(2.1)	(2.8)	8.5	3.4
Metrodin HP®	15.0	15.9	24.8	(5.2)	(3.4)	(36.0)	(39.2)
Profasi®	2.4	6.7	15.4	(64.5)	(64.4)	(56.2)	(57.4)
Pergonal®	0.3	11.5	45.8	(97.7)	(97.9)	(74.9)	(75.2)
Other products	12.5	12.6	12.0	(1.7)	(2.2)	4.9	(2.5)
Total reproductive health	662.0	692.3	692.9	(4.4)	(5.0)	(0.1)	(4.7)
Growth and metabolism
Saizen®	206.5	182.1	151.5	13.4	12.5	20.2	13.6
Serostim®	70.4	86.8	88.7	(18.9)	(18.9)	(2.2)	(2.3)
Zorbtive™	1.1	0.9	—	30.3	30.3	+	+
Total growth and metabolism	278.0	269.8	240.2	3.0	2.6	12.3	8.2
Dermatology
Raptiva®	33.4	4.9	—	580.5	604.8	+	+
Total dermatology	33.4	4.9	—	580.5	604.8	+	+
Other products	72.5	87.9	74.7	(17.5)	(17.9)	17.8	15.9
Total product sales	2,338.9	2,177.9	1,858.0	7.4	6.7	17.2	11.5
Recombinant products	2,129.9	1,961.7	1,609.4	8.6	7.8	21.9	15.6
Non-recombinant products	209.0	216.2	248.6	(3.4)	(2.8)	(13.0)	(15.3)

+ Change greater than 1,000%.

Neurology

Total neurology sales increased by 15.1% to $1,293.0 million in 2005 and represented 55.3% of our worldwide product sales. The increase in neurology sales in 2005, as compared to 2004, was mainly attributable to the worldwide volume expansion of Rebif®.

Rebif®

Sales of Rebif® generated worldwide revenues of $1,269.8 million in 2005 (an increase of 16.4% or 15.4% in local currencies), of which $389.5 million was generated in the United States (increase of 31.8%) and $880.3 million was generated outside the United States (increase of 10.7% or 9.6% in local currencies). Worldwide Rebif® sales growth was mainly driven by a volume increase of 11.1%, an increase of 4.7%in the average selling price and a favorable currency impact of 0.6%. Rebif® was the leading multiple sclerosis product in the world, excluding the United States, in 2005 and the fastest growing disease-modifying drug in multiple sclerosis in the United States in terms of prescription market shares and sales in 2005. In 2005, Rebif® sales grew:

•                  In the United States, by 31.8% to $389.5 million, reflecting the continued strong growth in our prescriber base of the product and our strong portfolio of patient support programs, and, to a lesser extent, the effect of price increases;

•                  In Western Europe, by 11.9% (or 11.3% in local currencies) to reach $606.6 million primarily driven by market share gains in Italy, Spain and the UK and price increases in Germany. The implementation of governmental imposed healthcare reforms in Germany at the beginning of 2004 reduced pricing and reimbursement level of pharmaceutical products, including our products, by 10% in 2004, which was subsequently reduced to 6% in 2005;

•                  In Latin America, by 15.2% to reach $87.5 million, primarily due to ongoing market penetration in Brazil and the favorable impact of the weakening of the US dollar relative to many local currencies in Latin America; and

•                  In the rest of the world, by 5.2% (or 2.1% in local currencies) to reach $186.3 million, which was mainly driven by higher sales in Canada and the emerging markets of Poland and Russia.

For the 12 months ended September 30, 2005, our worldwide market share, measured by US dollar sales, reached 25.3%, an increase of 1.2% compared to the same period last year. Excluding sales in the United States, our dollar market share was 35.1%, a decrease of 0.4% compared to the same period in 2004. In the United States, our dollar market share was 15.0% as of September 30, 2005 compared to 12.6% one year earlier.

We expect to face increased competition in the multiple sclerosis market places from existing and new MS treatments. We expect future growth of Rebif® sales to be dependent to a large extent on our ability to compete successfully with these treatments.

In 2004, neurology sales increased by 32.1% to $1,123.0 million. The increase in neurology sales in 2004, as compared to 2003, was attributable to the continued strong demandfor Rebif®, with a significant market share increase. Worldwide sales of Rebif® increased by 33.1% (or 25.4% in local currency) to $1,090.6 million in 2004, compared to $819.3 million in 2003. The sales growth of Rebif® was driven by a combination of a volumeincrease of 29.0% and a 3.2% increase in average selling price on account of sales denominated in currencies other than US dollars. In local currency terms, our average selling price decreased by 2.8%, mostly due to pressure on prices, particularly in the European Union.

In 2004, Rebif® sales grew:

•                  In the United States by 56.8% to reach $295.6 million, compared to $188.5 million in 2003, reflecting the continued strong demand for the drug;

•                  In Western Europe, by 25.6% to reach $531.7 million, compared to $423.2 million in 2003. In local currencies, sales increased by 13.7%, which was primarily driven by increased patient market share in Italy, Spain, and France and a growing patient base in the UK following an increase in funding from health authorities;

•                  In Latin America, by 23.8% to reach $75.9 million, compared to $61.3 million in 2003, primarily due to higher sales in Brazil, Venezuela and Argentina; and

•                  In the rest of the world, by 28.0% (or 21.2% in local currencies) to reach $187.4 million, compared to $146.3 million in 2003, which was driven by strong sales in the Middle East, Central Europe and Switzerland as well as the emerging markets of Bulgaria and Romania.

For 2004, our worldwide dollar market share reached 24.7%, up 1.8% compared to the same period in 2003. Excluding sales in the United States, our dollar market share was 35.9%, up 0.3% compared to the same period in 2003. In the United States, our dollar market share reached 13.4% as of December 31, 2004 compared to 10.4% one year earlier.

Novantrone®

We are promoting Novantrone® in the United States, for which we purchased exclusive marketing rights in 2002. Total Novantrone® sales in multiple sclerosis were $23.2 million in 2005 as compared to $32.4 million in 2004. Total Novantrone® sales in both multiple sclerosis and oncology indications were $70.0 million in 2005 compared to $83.9 million in 2004.

A key patent for Novantrone® for the oncology indication will expire in April 2006. The exclusivity for the multiple sclerosis indication does not expire until October 2007; however, we expect that once generic alternatives to Novantrone® are available in the United States market for the oncology indication, erosion of both segments (oncologyand multiple sclerosis) will be significant. The expiration of a product patent normally results in a loss of market exclusivity for the covered pharmaceutical product; therefore, we expect a significant decrease in our product sales related to Novantrone® as we approach patent expiration or shortly thereafter.

Reproductive health

In 2005, our reproductive health, or RH, product sales decreased by 4.4% to $662.0 million. The decrease of our RH product sales in 2005 was mainly due to decreased sales of Gonal-f® and the continuing phase-out of urine-derived gonadotropins products in 2005 in line with our strategy. Recombinant gonadotropin sales as a percentage of total gonadotropin sales increased to 95.5% in 2005, while urine-derived gonadotropin sales decreased by 35.5% to $30.1 million in 2005.

Gonal-f®

Sales of Gonal-f® decreased 4.5% (or 5.2% in local currencies) to $547.0 million in 2005. The decline in product sales of Gonal-f® was driven by a decrease in average selling price of 7.4% in 2005, partially offset by a volume gain of 2.3% and a favorable currency impact of 0.8%. The growth in volume was largely due to our continuous roll-out of the Gonal-f® pen with filled-by-mass liquid multidose formulation. In December 2005, we achieved the milestone ofone million Gonal-f® pens sold. In 2005, Gonal-f® sales were impacted:

•                  In the United States, by a decrease of 30.5% as a result of competition from a significant discount program offered on the products of one of our main competitors. As a result, we experienced significant market share loss of Gonal-f® in the United States. We responded to the competition, in part, through the formation of a strategic relationship with a leading fertility specialty pharmacy to offer expanded and unprecedented support tocustomers, patients, healthcare providers and managed care organizations as well as through the decrease of our selling prices to cash paying patients;

•                  In Western Europe, by an increase of 6.1% (or 4.3% in local currencies) reflecting the continuing successful roll-out of our Gonal-f® fill-by-mass pre-filled pen and higher patient recruitment in Italy and Spain; and

•                  In the rest of the world, by an increase of 19.4% primarily driven by strong sales growth in Middle East, Africa and Eastern Europe and Asia-Pacific due to the roll-out of our Gonal-f® fill-by-mass pre-filled pen and higher overall market demand in Brazil following a recovery of the reproductive health market.

In 2004, our RH product sales decreased by 0.1% to $692.3 million compared to $692.9 million in 2003. Difficult market conditions, primarily in Western Europe, impacted our RH franchise performance in 2004. The implementation of governmental imposed healthcare reforms in Germany at the beginning of 2004 reduced pricing and reimbursement level of pharmaceutical products, including our products,which decreased Gonal-f® sales in Germany by $36.2 million in 2004. Our core RH portfolio made up of three recombinant hormones (Gonal-f®, Ovidrel® and Luveris®) and two supporting products (Cetrotide® and Crinone®) grew in 2004, while our urine-derivedgonadotropin products (Metrodin HP®, Pergonal® and Profasi®) decreased in 2004 due to the their continued phase-out and switch to biotechnology products, in line with our strategy.

The growth in sales of our core RH portfolio in 2004, as compared to 2003, was mainly attributable to Gonal-f®. Sales of Gonal-f® increased by 8.7% (or 3.6% in local currency) to $572.7 million in 2004 compared to $526.9 million in 2003. Sales growth of Gonal-f® was driven by a volume increase of 5.2% and an increase in the average selling price of 3.4%. The growth involumes was largely due to the increased penetration of our multidose presentation and the launch of our fill-by-mass formulation of Gonal-f® pre-filled pen. The increase in the average selling price was due to both currency and regional sales mix. After removing the favorable impact of foreign currency, the average selling price decreased by 1.5% during 2004. In 2004, Gonal-f® sales grew in the United States, where recombinant gonadotropin market share increased (although this was partially offset by the phase-out of Pergonal® as of March 2004), by market share gains in Spain, a successful launch of the Gonal-f® pen in Oceania, and strong sales growth in Middle, East, Africa and Eastern Europe.

Our recombinant gonadotropin product sales as a percentage of our total gonadotropin sales increased from 86.0% in 2003 to 94.0% in 2004. Urine-derived gonadotropins sales decreased by 57.2% from $89.3 million in 2003 to $38.2 million in 2004. In line with our strategy to phase-out Pergonal® in 2004, its sales decreased from $45.8 million in 2003 to $11.5 million in 2004.

Growth and metabolism

Our growth and metabolism product sales increased by 3.0% (or 2.6% in local currencies) to $278.0 million in 2005. The increase in our growth and metabolism product sales in 2005, as compared to 2004, was attributable to strong sales performance of Saizen®, partially offset by a decline in sales of Serostim®.

Saizen®

Sales of Saizen® increased by 13.4% (or 12.5% in local currencies) to $206.5 million, mainly driven by a volume increase of 15.2%, partially offset by price decreases of 2.4% (1.9% after removing the favorable impact of foreign currencies). The volume increase mainly resulted from higher patient recruitment in the United States and Asia-Pacific due to our user friendly drug devices provided to patients and physicians. Our investment in innovative devices and support tools to improve the management of growth disorders contributed to making Saizen® a popular choice with patients. In 2005, Saizen® became available for use in the treatment of patients with adult growth hormone deficiencies in the United States following its FDA approval. Furthermore, Saizen® successfully completed in 2005 the European Union mutual recognition procedure leading to marketing approval for the treatment of short children born small for gestational age.

Serostim®

Sales of Serostim® declined 18.9% (or 18.9% in local currencies) to $70.4 million in 2005, as a result of continued reimbursement constraints in the United States and declining prevalence of HIV-associated wasting.

Our growth and metabolism product sales increased by 12.3% (or 8.2% in local currency) to $269.8 million in 2004 from $240.2 million in 2003. The increase in our growth and metabolism product sales in 2004, as compared to 2003, was attributable to an increase in sales of Saizen®, which resulted from strong demand in the US market and also in Asia Pacific, mostly in Korea and Taiwan, as well as in Middle East, Africa and Eastern Europe. Total sales of Saizen® increased by 20.2% (or 13.6% in local currency) to $182.1 million, with volume increasing by 16.7% and average selling price increasing by 3.0% (2.6% after removing the favorable impact of foreign currency) and a slight decline of 2.2% in Serostim® sales to $86.8 million, reflecting a slight decrease in Serostim® demand in the United States.

Dermatology

Raptiva®

Raptiva®, the first-to-market biological treatment for moderate to severe psoriasis in the European Union, was approved in 49 countries and available in over 40 countries at the end of 2005. We launched Raptiva® in 13 countries in 2005 including France, Spain, Italy, Netherlands, Norway, Finland, Canada and Brazil. Product sales of Raptiva® in 2005 were $33.4 million, compared to $4.9 million in 2004.

4. Product sales by region

The following tables summarize, for the period indicated, our product sales by region:

	Year ended December 31
	2005	2004	2003	Change 2005/2004 in %	Change 2005/2004 in % (local currency)	Change 2004/2003 in %	Change 2004/2003 in % (local currencies)
	US$m	US$m	US$ m	(US$)		(US$)	(US$)
Western Europe	1,038.3	931.6	796.8	11.4	10.7	16.9	6.0
North America	848.2	837.9	694.3	1.2	0.6	20.7	19.8
Middle East, Africa and Eastern Europe	183.8	165.2	151.2	11.3	10.9	9.2	6.4
Asia-Pacific, Oceania and Japan	141.5	132.1	116.9	7.0	4.8	13.0	6.7
Latin America	127.1	111.1	98.8	14.4	14.4	12.4	12.4
Total product sales	2,338.9	2,177.9	1,858.0	7.4	6.7	17.2	11.5

Sales in all of our geographic regions increased in 2005, as compared to 2004. This increase was attributable:

•                  In Western Europe, primarily to increased sales of Rebif® in almost all European countries and to increased sales of Gonal-f® asa result of the continued successful roll-out of our Gonal-f® fill-by mass pre-filled pen. The implementation of governmental imposedhealthcare reforms in Germany at the beginning of 2004, unfavorably impacted our product sales reported in Germany by a total of $46.3 million in 2005 and $60.7 million in 2004, respectively;

•                  In North America, to an increase in sales primarily in the United States due to increased market share for Rebif®, and strong new patients prescriptions for Saizen®, partially offset by lower sales of Gonal-f® due to market share loss resulting from pricing pressure consequent to a significant discount program offered by one of our main competitors and lower sales of Serostim® and Novantrone®;

•                  In the Middle East, Africa and Eastern Europe, to the strong performance of Gonal-f® partially offset by decreased sales of Pergonal®, the roll-out of Raptiva® and the continued strong demand for Saizen®;

•                  In Asia Pacific, to strong sales performance of Saizen®, mainly in Korea, and to an increase in sales that was primarily driven by an increase in sales of Gonal-f®, mainly in China, Australia and Taiwan, although these factors were partially offset by decreased sales of Metrodin HP®, Pergonal® and Stilamin®; and

•                  In Latin America, to the strong performances of Rebif®, primarily due to ongoing market penetration in Brazil, increased sales in Saizen® and the benefit from a favorable foreign currency impact due to the weakening of the US dollar relative to many local currencies in Latin America.

Sales in all of our geographic regions increased in 2004, as compared to 2003. This increase was attributable:

•                  In Western Europe, to an increase in sales that was due primarily to increased sales of Rebif® in almost all European countries, although sales of products in our RH core infertility portfolio decreased, primarily due to the decrease in German sales of
Gonal-f® resulting from the healthcare reforms discussed above;

•                  In North America, to an increase in sales primarily in the United States due to the strong performance of Rebif®, Gonal-f®, Saizen®, and Novantrone®, although this increase was partially offset by lower sales of Pergonal® as it was phased-out of the US market as of March 2004;

•                  In the Middle East, Africa and Eastern Europe, to an increase in sales due to the strong performance of Rebif®, the RH core infertilityportfolio and Saizen®, although this increase was partially offset bydecreased sales of Pergonal®, Profasi® and Metrodin HP®;

•                  In Asia Pacific, to an increase in sales that was primarily driven by an increase in sales of Gonal-f® and Saizen®, including an increase in Oceania sales primarily attributable to higher sales of the RH core infertility portfolio products and an increase in Japan sales mainly attributable to higher sales of Saizen®, Pergogreen® and Serostim®, although the overall sales increase in the Asia Pacific region was partially offset by decreased sales of Metrodin HP®, Pergonal® and Profasi®; and

•                  In Latin America, to an increase in sales primarily driven by the strong performance of Rebif® and the RH core infertility portfolio, although this increase was partially offset by lower Pergonal® sales.

5. Operating expenses to net (loss)/income

Operating expenses

Our reported operating expenses are composed of cost of product sales, selling, general and administrative expenses, research and development expenses, and other operating expenses. During 2005, our operating expenses increased by 39.4% to $2,713.9 million, or104.9% of total revenues, as compared to an increase of 22.7% to $1,946.6 million, or 79.2% of total revenues, in 2004. This increase was primarily attributable to a charge of $725.0 million for the payment of the final settlement and related costs of a governmental investigation led by the US Attorney’s office in Boston, Massachusetts into commercial practices related to Serostim® discussed under other operating expenses below. Our reported operating expenses were unfavorably impacted by foreign currency changes in 2005 of $4.1 million or 0.1%, as compared to $86.2 million or 4.4% in 2004. Our operating margin was a negative 4.9% (a negative 5.3% after removing the currency impact) in 2005 as compared to 20.8% (21.5% after removing the currency impact) in 2004.

Cost of product sales

Cost of product sales includes all costs we incur to manufacture the products we sell in a given year. Our largest components of cost of product sales are employee-related expenses, depreciation of manufacturing plant, property and equipment, materials and supplies, utilities and other manufacturing-related facility expenses. We employed 884 employees in manufacturing in 2005, compared to 1,005 employees in 2004, following the closing of our manufacturing operations in Israel in 2004. Our principal commercial manufacturing facilities are located in Switzerland, Italy, Spain and France. We also purchase directly from outside manufacturers finished products including Crinone®, Cetrotide® and Novantrone® and intermediate products including Raptiva®, that we sell as part of in-licensing agreements that grant us exclusive rights to sell these products in specific territories. The payments that we make to our in-licensing partners are capitalizedas intangible assets and amortized over the shorter of the term of the license and the period in which we expect to sell the in-licensed product. Our current definition of cost of product sales excludes the amortization and impairment of these capitalized technology rights as well as the related royalty and license expenses, which are reported under other operating expense. Had these charges been included in cost of product sales, our cost of product sales as a percentage oftotal revenues would have been 18.0% and 19.8% in 2005 and 2004, respectively.

In 2005, cost of product sales decreased by 12.6% to $265.9 million as compared to an increase of 8.8% to $304.1 million in 2004. Cost of product sales as a percentage of product sales decreased to 11.4% in 2005 as compared to 14.0% in 2004. The corresponding gross margin on product sales increased to 88.6%in 2005 as compared to 86.0% in 2004. The decrease of our cost of product sales in 2005, as compared to 2004, is primarily due to:

•                  Ongoing productivity improvements in manufacturing mainly related to filing and packaging, increased productivity of the bulk manufacturing process for Saizen®, Serostim® and Rebif® and a favorable product mix due to an increased proportion of recombinant products sold; and

•                  Cost savings related to the closing of our manufacturing operations in Israel. Our cost of product sales reported in 2004 was impacted by a charge of $20.5 million related to the closure of our manufacturing operations in Israel.

We periodically review our inventories for excess or obsolete inventory and write down obsolete or otherwise unmarketable inventory to its estimated net realizable value. In 2005, we wrote down $15.4 million of inventory for expired and damaged products, unmarketable products and inventory that failed to meet quality specifications. These write-downs have been charged to cost of product sales.

Gross margin on product sales is expected to continue to benefit in the near term from continued economies of scale and the expected utilization of some of our spare manufacturing capacity. However, as our final phase-out of urinary products is almost finalized, combined with increased anticipated sales of Raptiva®, we expect gross margin on product sales to remain approximately 88% in the near future. Our gross margin on product sales will fluctuate in the future based on changes in pricing levels, product mix, write-downs of excess or obsolete inventory and new product initiatives.

Cost of product sales increased by 8.8% to $304.1 million in 2004 compared to $279.6 million in 2003. In 2004, cost of product sales as a percentage of product sales decreased to 14.0% from 15.0% in 2003. The corresponding gross margin on product sales increased to 86.0% in 2004 from 85.0% in 2003. This increase:

•                  Was primarily the result of favorable changes in product mix and continuing manufacturing productivity gains leading to higher production yields;partially offset by:

•                  An unfavorable currency impact of $14.3 million due to the strength of the Swiss franc and euro against the US dollar as our costs of manufacturing are incurred in Swiss franc and euro; and

•                  The impact of closing our manufacturing operation in Israel, which resulted in a one-time charge of $20.5 million related to people costs and the write-down of tangible fixed assets (our gross marginpercentage without the impact of these closure costs would have been 87.0%).

Selling, general and administrative

Our selling, general and administrative expenses are composed of distribution, selling and marketing and general and administrative expenses, as follows:

•                  Distribution. In general, we sell our products to wholesale distributors or directly to hospitals, medical centers and pharmacies. Distribution expenses are primarily freight expenses, employee-related expenses and expenses incurred by third-party distributors in distributing our products;

•                  Selling and marketing. We maintained a marketing and sales force of 2,166 employees in 2005 as compared to 2,084 in 2004 to sell or manage the distribution of our products in over 90 countries. Our selling and marketing expenditures consist primarily of employee-related expenses and costs associated with congresses, exhibitions and advertising as well as commissions paid to our two co-promotion partners: Pfizer, which co-promotes Rebif® in the US market, and OSI Pharmaceuticals, which co-promotes Novantrone® in the United States as a treatment for certain forms of cancer. Although selling and marketing expense generally maintains a positive correlation with the volume of products that we sell, we may incur additional selling and marketing expense upon the introduction of a new product or when we introduce existing products into new markets, as we hire additional sales personnel to undertake product launches; and

•                  General and administrative. We incur general and administrative expenses in maintaining our headquarters in Geneva and our operations in more than 40 countries. We centralize certain functions, such as finance, information technology, treasury, tax and legal, to the extent possible, to achieve economies of scale in operations. We employed 429 employees in general and administrative functions in 2005 as compared to 426 employees in 2004.

Our selling, marketing and administrative expenses increased by 6.7% to $862.3 million in 2005 and 26.9% to $807.9 million in 2004. Our reported selling, general and administrative expenses included an unfavorable currency impact of $4.6 million or 0.5% in 2005 as compared to an unfavorable currency impact of $36.6 million or 4.5% in 2004. Our selling and marketing expenses increased by 9.0% to $667.8 million and represented 25.8% of total revenues in 2005 as compared to 24.9% of total revenues in 2004. The increase in our selling and marketing expenses in 2005 as compared to 2004 was mainly attributable to increased marketing activities to support Rebif® such as the voice expansion program in the United States, increased sales and marketing costs associated with our ongoing launch of Raptiva® and higher sales commissions incurred on sales of Rebif® in the United States. In 2005, general and administrative expenses decreased by 0.5% to $194.5 million and represented 7.5% of total revenues, as compared to 8.0% of total revenues in 2004. The decrease in our general and administrative expenses in 2005 as compared to 2004 was mainly driven by lower personnel related costs, partially offset by increased facility expenses.

Selling, marketing and administrative expenses are expected to rise in the near term, in particular, the selling and marketing expenses primarily to support Rebif® and Raptiva®. However, as we expect revenues to rise, selling, marketing and administrative expenses as a percentage of total revenues is not expected to deviate significantly in the near term.

In 2004, selling and marketing expenses increased by 29.5% to $612.5 million, representing 24.9% of total revenues. The increase in selling and marketing expenses in 2004 compared to 2003 was mainly driven by higher sales commissions incurred on sales of Rebif® and Novantrone® in the US, higher sales and marketing costsassociated with the launch of Raptiva® and increased marketing activities to support our product sales growth including Gonal-f® filled-by-mass and Gonal-f® pre-filled pen. General and administrative expenses increased by 19.3% to $195.4 million in 2004, representing 8.0% of total revenues. The increase in general and administrative expenses in 2004 compared to 2003 was primarily due to increased personnel related costs and increased facility expenses. Our total reported selling, general and administrative expenses of $807.9 million in 2004 include an unfavorable currency impact of $36.6 million or 4.5% primarily due to the strength of the euro and Swiss franc compared to the US dollar.

Research and development

Research and development or R&D is one of our key functions, and we employed 1,271 R&D employees in 2005 compared to 1,387 employees in 2004. R&D expenses consist of expenses incurred in performing research and development activities, including employee related expenses, facilities expenses, clinical trial related expenses and co-development expenses under research and development collaborative agreements. We incurred our primary R&D expenses in connection with the operation of the Serono Pharmaceutical Research Institute in Switzerland, the Serono Research Institute formerly known as the Serono Reproductive Biology Institute in the United States, the Istituto di Ricerca Cesare Serono, which merged into the Industria Farmaceutica Serono, the Istituto di Ricerche Biomediche ‘‘Antoine Marxer’’ RBM in Italy and our corporate R&D organization. In 2005, we relocated our genomic R&D activities conducted at the Serono Genetics Institute in France to the Serono Pharmaceutical Research Institute in Switzerland to combine our genetic research activities with our R&D headquarters based in Switzerland. We recognized a charge of $23.9 million as R&D expense for this relocation in 2005, mainly related to people costs, write-off of tangible fixed assets and termination and cancelation of onerous contracts. We sold one of our principal operating research companies in 2005, Bourn Hall Ltd in the United Kingdom, a clinic specializing in early clinical pharmacology and in the treatment of infertility, for total considerations of $12.3 million, resulting in a realized loss on disposal of $0.1 million.

We also invest significantly in collaborations with other biotechnology companies that can require material upfront payments, future ongoing milestone payments, and eventually future royalty payments that are normally based on a percentage of sales we generate from a product that we have in-licensed. In accordance with IAS 38 (revised 2004) – “Intangible Assets”, effective as of January 1, 2005, we capitalize upfront fees and milestone payments related to separately acquired intangible assets acquired as part of in-licensing agreements, even if they have not achieved technical feasibility, usually signified by regulatory body approval. During 2005, we capitalized a total of $84.5 million as separately acquired intangible assets, primarily related to collaboration agreements with Genmab, BioMarin, Rigel, Micromet and NovImmune. Had these payments been recognized as R&D expenses in 2005, our R&D expenses would have increased by 14.0% in 2005 as compared to 2004 and would represent 26.2% of total revenues in 2005. In 2004, we incurred $83.7 million in collaborative payments that have been recognized as research and development expenses, as they did not meet the criteria for capitalization in the pastin accordance with accounting standards existing at that time.

Our R&D expenses decreased by 0.2% to $593.6 million in 2005 compared to $594.8 million in 2004, and represented 22.9% of total revenues in 2005 compared to 24.2% in 2004. Our reported R&D expenses include an unfavorable currency impact of $0.4 million or 0.1% in 2005. The decrease in our R&D expenses in 2005 compared to 2004 is mainly the result of the change in our accounting policy for separately acquired intangible assets as part of in-licensing agreements as discussed above, partially offset by increased R&D expenses due to our expansion into oncology and autoimmune projects (most notably the pharmaceutical development of TACI-Ig, HuMax-CD4, adecatumumab and the Aurora kinase inhibitor R763), continued investments in the discovery area (functional genomic projects aimed at identifying novel therapeutics proteins from the human genome) and significant investments in clinical development projects (roll-out of a Phase 3 trial with oral cladribine and the Rebif® vs. Copaxone® head-to-head study in neurology and Phenoptin and Phenylase in metabolism). We discontinued two clinical trial programs in 2005, onercept in moderate to severe psoriasis and Canvaxin™ in melanoma based on recommendations of two separate independent Data and Safety Monitoring Boards.

In 2004, compared to 2003, our research and development expenses increased by 27.2% and reached $594.8 million or 24.2% of total revenues. The increase in our research and development expenses was mainly due to continued investments in the discovery area (functional genomic and the genetics work in the field of autoimmune diseases) and in the pharmaceutical development of new molecules (most notably onercept and TACI-Ig) and significant investments in clinical development projects (onercept in psoriasis, Serostim® for HARS in the United States, the Raptiva® study supporting the New Drug Application in Europe, and the Rebif® vs. Copaxone® head-to-head study). Our research and development expenses in 2004 included the costs of several collaborative and license agreements signed in2004 with ZymoGenetics, CancerVax Corporation and Micromet. We incurred $83.7 million in collaborative payments that have been expensed as research and development expenses in 2004.

Other operating expenses

Other operating expenses include royalty and license expense, amortization of intangibles and other long-term assets, litigations and legal costs, patent and trademark expenses, and equity compensation expenses related to stock options and share purchase plans.

We incur the majority of our royalty and licensing expenses under agreements that we have with Amgen and Wyeth on sales of Novantrone®; Genentech on sales of Raptiva®; Yeda, the commercial arm of the Weizmann Institute in Israel, on royalties received from Biogen, Amgen and Abbott Laboratories and also on sales of Rebif®; Columbia University on sales of Gonal-f®; Roche on sales of Rebif®; and Berlex Laboratories Inc., the US subsidiary of the Schering Group, on sales of Rebif®. Our expenses under these licenses vary with the royalties received and the sales of the applicable products.

Other operating expenses, net were $992.1 million in 2005 compared to $239.8 million in 2004, corresponding to an increase of 313.8%. The increase in other operating expenses, net in 2005 is mainly attributable to the charge of $725.0 million to cover the final settlement and related costs of a governmental investigation led by the US Attorney’s office in Boston, Massachusetts into commercialpractices related to Serostim®. The charge covered the total cost of the final settlement of $716.9 million, including accrued interest of $12.9 million, to resolve criminal charges and civil allegations in connection with the governmental investigation into commercial practices related to Serostim®, and related costs for legal expense incurred. Our principal US subsidiary, Serono Inc., received a subpoena in 2001 from the US Attorney’s office in Boston, Massachussets requesting that it produce documents for the period from 1992 to 2005 relating to Serostim®. As part of an ongoing, industry-wide investigation by the state and federal governments into the setting of average wholesale prices and commercial practices, otherpharmaceutical companies have received similar subpoenas. These investigations seek to determine whether such practices violated any laws, including the Federal False Claims Act or the US Food, Drug and Cosmetic Act or constituted fraud in connection with Medicare and/or Medicaid reimbursement to third parties. Serono and its US affiliates agreed to settle the government investigation in 2005 andpaid a total of $724.9 million for the final settlement and related costs. The comprehensive settlements with federal and state agencies concluded all liabilities to the government in connection with the investigation. Furthermore, our other operating expense, net increased in 2005 compared to 2004 due to higher ongoing royalty expenses that were driven by higher sales of Raptiva® and higher royalty income received for Humira® and Avonex® and increased expenses for the fair value of stock options granted to employee and directors, partially offset by lower amortization expense as we ceased amortizing goodwill in 2005.

In 2004, our operating expenses, net increased by 18.5% to $239.8 million as compared to 2003. The increase in other operating expenses, net in 2004 was due to higher ongoing royalty expenses that were driven by higher sales of Rebif® and higher royalty income received for Humira®, Enbrel and Avonex® and increased expenses for the fair value of stock options granted to employees and directors.

Operating (loss)/income

We reported an operating loss of $127.5 million in 2005, as compared to an operating income of $511.4 million in 2004, representing a decrease of 124.9% from 2004. The decrease in operating income in 2005, as compared to 2004, was primarily the result of the charge of $725.0 million to cover the final settlement and related costs of a governmental investigation led by the US Attorney’s office in Boston, Massachusetts into commercial practices related to Serostim® as discussed above. Our operating income increased by 18.4% to $511.4 million in 2004 from $432.0 million in 2003. As a percentage of total revenues, our operating income was 20.8% in 2004 compared to 21.4% in 2003. The total favorable currency impact on reported operating loss was $12.0 million in 2005 and $21.2 million in 2004.

Financial income, net

Our financial income, net in 2005, 2004 and 2003 was as follows:

	Year ended December 31
				Change	Change
				2005/	2004/
	2005	2004	2003	2004 in %	2003 in %
	US$m	US$m	US$m	(US$)	(US$)
Interest income	59.6	59.4	49.5	0.4	19.9
Other financial income	0.1	8.7	0.3	(99.5)	+
Fair value gain on interest rate swaps	—	0.1	—	+	+
Financial income	59.7	68.2	49.8	(12.5)	36.9
Interest expense	16.8	17.4	4.9	(3.2)	257.0
Other financial expense	7.0	6.6	8.1	6.1	(18.3)
Fair value loss on interest rate swaps	0.1	—	—	+	+
Financial expense	23.9	24.0	13.0	(0.4)	85.4
Foreign currency gains/(losses), net	4.5	19.1	7.2	(76.3)	167.1
Total financial income, net	40.3	63.3	44.0	(36.4)	43.8

+ Change greater than 1,000%.

In 2005, the decrease in financial income, net as compared to 2004, was primarily attributable to decreased net foreign currency gains on derivative instruments to hedge certain anticipated cash flows with a functional currency other than the US dollar and to decreased other financial income, which included a one-time gain in 2004. Our interest income remained unchanged in 2005 as compared to 2004 due to the positive impact of higher interest rates being offset by the lower average cash balance.

In 2004, the increase in financial income, as compared to 2003, was mainly due to an increase of $9.1 million in interest income earned on our investment in corporate bonds due to increased financial assets and a one-time gain of $8.6 million on the forward purchase of shares in ZymoGenetics as part of a research and development collaboration reported as other financial income. Financial expense increased in 2004 due to the impact of the convertible bond, on which we incur effective interest expense at the rate of 3.03%. The increase in foreign currency gains, as compared to 2003, was a result of the gains on derivative instruments taken out to hedge the foreign currency exposure that we incur because of the disproportionate amount of our expenses that are incurred in currencies other than the US dollar.

Share of profit/(loss) of associates

Associated companies are accounted for using the equity method. Income from associated companies is derived from our investments in Integrated Solutions and NovImmune. Our 25% interest in Integrated Solutions, acquired in 2004, contributed income of $0.1 million in 2005. Our 16% interest in NovImmune, acquired in 2005 as part of a collaboration agreement, generated a loss of $0.7 million in 2005. We sold our 25% investment in Cansera in 2005, which contributed income of $0.1 million in 2004.

Other income/(expense), net

Other income/(expense), net includes transactions that are outside the core group business such as realized gains and losses on disposal and impairment losses of available-for-sale equity investments related to collaborative agreements, donations to charitable and other foundations, rental income and expense earned and paid on certain leases.

In 2005, we reported other income, net of $15.4 million, compared to other expense, net of $0.6 million in 2004. In 2005, our other income/(expense), net increased significantly due to the recognition of realized gains on disposals of our available-for-sale equity investment in Celgene, Vitrolife and Swiss International Air Lines of total $32.1 million partially offset by impairment losses of $9.9 million and $8.0 million recognized on our available-for-sale equity investments in CancerVax and Rigel Pharmaceuticals, respectively.

In 2004, other expenses, net decreased significantly as compared to 2003 due to a non-operating, non-recurring, non-cash charge of $5.9 million taken in 2003 related to the write-down of an equity investment as well as a $4.5 million realized loss upon our sale of another equity investment.

Taxes

Our total taxes decreased by 64.6% to $32.9 million in 2005 compared to $92.8 million in 2004. Our tax expense recognized in 2005 benefited from the $64.5 million of deferred tax impact from the recognition of the final settlement and related costs of a governmental investigation led by the US Attorney’s office in Boston, Massachusetts into commercial practices related to Serostim®. In 2005, we reported an effective negative income tax rate of 21.3% compared to an effective income tax rate of 14.1% in 2004 and 11.8% in 2003. The effective income tax rate is calculated by dividing the income tax expense by the (loss)/income before taxes and minority interest reduced by capital and other taxes. Excluding the recognition of the final settlement and related costs of a governmental investigation led by the US Attorney’s office in Boston, Massachusetts into commercial practices related to Serostim®, and the favorable tax impact, our effective income tax rate for 2005 would be 13.0%. This decrease was due to the favorable resolutions of tax audits of prior fiscal years in various countries.

Net (loss)/income

In 2005, we reported a net loss of $105.3 million as compared to a net income of $481.3 million in 2004, mainly as a result of the recognition of a charge of $725.0 million ($660.5 million after tax) to cover the final settlement and related costs of a governmental investigation led by the US Attorney’s office in Boston, Massachusetts into commercial practices related to Serostim®. Exchange ratemovements impacted net income favorably in 2005 by $10.6 million 10.0%. Net income attributable to minority interest was $0.8 million in 2005 and $1.7 million in 2004. Net loss attributable to equity holders of Serono S.A. was $106.1 million in 2005 as compared to a net income attributable to equity holders of the parent of $479.7 million in 2004. We reported a net loss per share of $7.28 per bearer share in 2005. The weighted average number of bearer shares outstanding used to calculate basic loss per share decreased by 705,130 bearershares in 2005 to 10,166,057 bearer shares resulting in a decrease in our basic loss per share of $0.33 per bearer share. In 2004, net income increased by 21.1% in 2004 to $481.3 million and represented 19.6% of total revenues. Exchange rate movements favorably impacted net income in 2004 by $14.9 million or 3.1%.

Liquidity and capital resources

Our sources of liquidity have been a combination of cash generated from operations and investing activities, short-term and long-term financial debts, and two significant public financings. In 2000, we completed a global public offering of 1,070,670 bearer shares in the form of bearer shares and American depositary shares for net proceeds of $951.8 million. In 2003, we issued CHF600.0 million (approximately $444.8 million) of senior unsubordinated convertible bonds due November 2008, convertible into our bearer shares.

The following table sets out the components of our net financial assets and our cash flows for each of the periods presented:

	Year ended December 31
	2005	2004	2003
	US$m	US$m	US$m
Net cash flows (used for)/from operating activities	(126.5)	471.7	542.9
Net cash flows from/(used for) investing activities	227.8	(322.1)	(556.2)
Net cash flows (used for)/from financing activities	(16.7)	(878.3)	322.4
Effect of exchange rate changes on cash and cash equivalents	(1.7)	0.7	8.8
Increase/(decrease) in cash and cash equivalents	82.9	(728.0)	317.9
Increase/(decrease) in short-term and long-term available-for-sale financial assets	(401.4)	77.0	437.2
(Increase)/decrease in short-term and long-term financial debts	11.8	(92.2)	(463.8)

	Year ended December 31
	2005	2004	2003
	US$m	US$m	US$m
Increase/(decrease) in net financial assets	(306.7)	(743.2)	291.3
Net financial assets as of January 1	1,164.0	1,907.2	1,615.9
Net financial assets as of December 31	857.3	1,164.0	1,907.2
Consists of:
Cash and cash equivalents	358.9	275.9	1,004.0
Short-term available-for-sale financial assets	565.5	785.0	434.8
Long-term available-for-sale financial assets	736.5	927.8	1,103.8
Less: Investments in non-group companies	(140.0)	(149.3)	(52.2)
Total financial assets	1,520.9	1,839.4	2,490.4
Short-term financial debts	(28.6)	(34.5)	(51.2)
Long-term financial debts	(635.0)	(640.9)	(532.0)
Total financial debts	(663.6)	(675.4)	(583.2)
Net financial assets	857.3	1,164.0	1,907.2

The analysis of our cash flows is divided as follows:

1. Net cash flows used for operating activities and free cash flow

2. Net cash flows from investing activities

3. Net cash flows used for financing activities

4. Net financial assets

1. Net cash flows used for operating activities and free cash flow

In 2005, our net cash flows used for operating activities decreased by $598.2 million to $126.5 million. Our operating cash flows before working capital changes decreased by $547.1 million to $42.8 million in 2005. The decrease in our operating cash flows before working capital changes is mainly due to the payment of $724.9 million related to the final settlement and related costs of the governmental investigation led by the US Attorney’s office in Boston, Massachusetts into commercial practices related to Serostim® at the end of 2005. Operating cash flows lost due to working capital changes was $47.9 million in 2005, an increase of $30.6 million as compared to 2004. The increase in operating cash flows lost due to working capital changes in 2005 as compared to 2004 is mainly due to payments made at the beginning of 2005 for collaborative agreements payables recorded at the end of 2004 and the payment of withholding taxes in 2005 for shares acquired under the second Share-Buy-Back Plan in 2004, partially offset by improved working capital management for trade accounts receivables and inventories. Depreciation and amortization decreased by $8.4 million due to the cessation of goodwill amortization in 2005 and taxes decreased by $60.0 million in 2005 as a result of the tax impact of the litigation expense and related costs related to the final settlement of the governmental investigation. Taxes paid during 2005 increased to $121.4 million mostly due to higher income taxes paid in Italy, Germany and the United States, partially offset by lower taxes paid in Switzerland.

In 2004, our commercial operations generated cash flow from operating activities of $471.7 million, which is a decrease of $71.2 million compared to 2003. Cash flow from operating activities before working capital changes increased by $54.1 million to $590.0 million mainly as a result of higher net income, partially offsetby increased financial income and unrealized foreign currency gains. Operating cash flow lost due to increases in working capital was $17.3 million in 2004 and mainly the result of sales-driven increased trade accounts receivables and a new receivable related to the licensing agreement of a non-core technology signed in the third quarter of 2004. Taxes paid during 2004 increased to $100.9 million mostly due to higher income taxes paid in Switzerland.

Our free cash flows as of December 31, 2005, 2004 and 2003 were as follows:

	Year ended December 31
	2005	2004	2003
	US$m	US$m	US$m
Net cash flows (used for)/from operating activities	(126.5)	471.7	542.9
Purchase of tangible fixed assets	(139.4)	(178.9)	(162.5)
Purchase of intangible assets	(100.1)	(54.4)	(30.8)
Interest paid	(4.1)	(4.2)	(4.3)
Free cash flow	(370.1)	234.2	345.3

We present free cash flow as additional information as it is a useful indicator of our ability to operate without reliance on additional borrowing or use of existing cash. In addition, we feel that free cash flow is relevant to investors as it is a measure of the cash that is generated over and above what is required to sustain our current competitive position. It is our ability to generate free cash flow that funds our research and development activities, business development activities including the in-licensing of new products, the repayment of financial debts and the payment of dividends. We also use free cash flow to evaluate the performance of our businesses.

2. Net cash flows from investing activities

Net cash flows from investing activities primarily relate to purchases, sales and maturities of investments, capital expenditures and interest received. Net cash flows from investing activities was $227.8 million in 2005. Our investing activities were a source of cash flows in 2005 mainly due to net proceeds received from the sale of available-for-sale financial assets in order to pay the final settlement and related costs of the governmental investigation led by the US Attorney’s office in Boston, Massachusetts into commercial practices related to Serostim®. Our cash paid for investments in tangible fixed assets totaled $139.4 million. This includes $78.6 million spent on our new headquarters and research center in Geneva, Switzerland. We received proceeds totaling $850.3 million from the maturity and sale of available-for-sale investments in 2005 and we spent $490.4 million on acquiring new investments, including $60.0 million spent on equity investments purchased in connection with collaborative agreements signed in 2005. We spent $100.1 million on acquiring intangible assets in 2005, including $84.5 million in separately acquiring technology rights as part of in-licensing collaborative agreements.

All capital expenditure excluding the construction of our new headquarters and research and development center in Geneva, Switzerland will be funded with resources generated from our operations.

In 2004, our net cash flows used for investing activities were $322.1 million. We spent $178.9 million for investments in tangible fixed assets, including $52.7 million on our new headquarter and Swiss-based research and development activities. Our net purchases of investments were $194.4 million, including the acquisition of equity investments as part of collaborative agreements.

3. Net cash flows used for financing activities

Net cash flows used for financing activities are primarily related to dividend payments, issuance of financial debts and activities related to our stock option plans and share purchase plans. In 2005, net cash flows used for financing activities were $16.8 million. Net cash flows used for financing activities decreased by $861.6 million in 2005 as compared to 2004 mainly due to the fact that we did not purchase any treasury shares in 2005. We paid $110.4 million in dividends to investors in 2005, an increase of $11.0 million compared to 2004.The dividend per share declared and paid in 2005 was CHF9.00, compared to the 2004 dividend of CHF8.00. We increased the amount of financial debts during the year by $79.1 million mainly due to further drawdowns on the CHF300.0 million medium term bank facility for the development of our new headquarters and research center in Geneva, Switzerland. We extended the original maturity date of the facility from December 31, 2006 to March 31, 2007. As of December 31, 2005, the amount drawn under the facility was CHF230.2 million or $174.6 million. We received proceeds of $28.9 million in 2005 from the issuance of shares and exercise of options related to our share purchase plans and stock option plans.

In 2004, net cash flows used for financing activities were $878.3 million. We spent $811.7 million on the acquisition of treasury shares and $99.4 million on dividend payments. We received net proceeds of $31.1 million from the issuance of financial debts and $12.5 million from the issuance of shares related to our share purchase plans and the exercise of options related to our stock option plans.

In July 2002, we initiated the first Share Buy Back Plan to acquire CHF500.0 million worth of bearer shares. Shares acquired under the first Share Buy Back Plan will be held until granted in the future. In May 2004, we completed the first Share Buy Back Plan resulting in 647,853 treasury shares acquired.

In May 2004, a second Share Buy Back Plan was initiated under which we were authorized to acquire CHF750.0 million in bearer shares over a maximum period of five years. Shares acquired under the second Share Buy Back Plan were acquired with the view to be canceled. During 2004, 962,435 treasury shares were acquired for total considerations of CHF736.5 million or $611.3 million and approved for cancelation by the shareholders at the Annual General Meeting of Shareholders held on April 26, 2005. As a result, our share capital was reduced by CHF24.1 million or $20.0 million. We had no repurchases during 2005 under the second Share Buy Back Plan and a total of CHF13.5 million remained unspent as of December 31, 2005.

The purchases of treasury shares were made in respect of the first buy back program via the normal trading line, with the intention of selling back to the market, or, in respect of the second buy back program, via a second trading line. The authorization applies only to the bearer shares traded on virt-x of the SWX Swiss Exchange and excludes American depositary shares traded on the New York Stock Exchange.

4. Net financial assets

Our total financial assets (cash and cash equivalents, short-term available-for-sale financial assets and long-term available-for-sale financial assets not including long-term equity investments in non-group companies) amounted to $1,520.9 million as of December 31, 2005. Net financial assets (total financial assets less short-term and long-term financial debts) were $857.3 million as of December 2005, a decrease of $306.7 million or 26.4% during 2005.

Our short-term and long-term financial assets consist primarily of deposits with prime banks, investments in short-term money market funds and fixed-rate investments in rated bonds denominated in US dollar with maturities up to four years.

Our short-term and long-term financial debts consist of bank advances, mortgage notes, bank loans and the CHF600.0 million 0.5% senior unsubordinated convertible bonds due 2008. As of December 31, 2005, our total financial debt was $663.6 million, as compared to $675.4 million as of December 31, 2004. The decrease in 2005 is mainly due the currency translation effects on our Swiss franc denominated senior unsubordinated convertible bond and the Swiss franc denominated medium term bank facility, partially offset by further amounts drawn under the medium term bank facility for the development of our new headquarters and research center in Geneva, Switzerland. You can find more details on the maturity profile of financial debt and interest rate structure in note 21 of the consolidated financial statements. As of December 31, 2005 we had unused lines of credit for short-term financing of $250.1 million.

In 2005, we obtained credit ratings. The allocated credit ratings were A3 from Moody’s Investor Services and A– from Standard & Poors.

We believe that our existing net financial assets, cash generated from operations, and unused sources of debt financing will be adequate to satisfy our working capital and capital expenditure requirements during the next several years. However, we may raise additional capital from time to time for other strategic purposes.

Off-balance sheet arrangements

We do not have any off-balance sheet arrangements that are currently material or reasonably likely to be material to our financial position or results of operations.

Contractual cash obligations

Our future minimum non-cancelable contractual obligations as of December 31, 2005 are described below:

	Payments due by year (in US$m)
		Less than			After
Contractual obligation	Total	1 year	1-3 years	4-5 years	5 years
Financial debts	637.6	2.6	625.6	3.5	5.9
Operating lease	120.3	28.4	30.6	20.7	40.6
Finance lease	0.1	0.1	—	—	—
Capital commitments	72.7	72.7	—	—	—
Total	830.7	103.8	656.2	24.2	46.5

Some of the figures included in this table are based on management’s estimate and assumptions about these obligations, including their duration, the possibility of renewal and other factors. The obligations we will actually pay in future periods may vary from those presented.

The capital commitments relate mostly to the construction costs and contractors’ compensations for the construction of our new headquarters and research center in Geneva, Switzerland, which is expected to be completed by the end of 2006. Given our ability to generate consistent and significant operating cash flow, we do not anticipate difficulty in renegotiating our borrowings should this be necessary.

In addition to the amounts disclosed above, we have a number of commitments under collaborative agreements as described in note 33 to the consolidated financial statements. As part of these agreements we have made commitments to make research and development payments to the collaborators, usually once milestones have been achieved, but in some cases on a regular basis. We do not consider any single collaborative agreement to be a sufficiently large commitment that it could impair significantly our financial condition. In the unlikely event that all the collaborators were to achieve all the contractual milestones, we would be required to pay approximately $1,178.2 million. The exact timing of eventual payments is uncertain, but it would be over a period of 10 years.

Assets with an original cost of $26.4 million as of December 31, 2005 (2004: $30.7 million) have been pledged as security against long-term financial debts and certain unused long-term line of credits. Securities of $49.0 million (2004: $49.3 million) have been transferred to banks in connection with secured lending transactions onour available-for-sale financial assets.

Quantitative and qualitative disclosures about market risk

We are exposed to market risk, primarily related to foreign currency exchange rates, interest rates and the market value of our investments in financial assets and equity securities. These exposures are actively managed by the Serono treasury group in accordance with a written policy approved by the Board of Directors and subject to internal controls. Our objective is to minimize, where we deem appropriate, fluctuations in earnings and cash flows associated with changes in foreign currency exchange rates, interest rates and the market value of our investments in financial assets and equity securities. It is our policy to use a variety of derivative financial instruments to manage the volatility relating to these exposures, and to enhance the yield on our investment in financial assets. We do not use financial derivatives for trading or speculative reasons, or for purposes unrelated to the normal business activities of the group. Any loss in value on a financial derivative would normally be offset by an increase in the value of theunderlying transaction.

1. Foreign exchange exposure

We present our consolidated financial statements in US dollar. As a consequence of the global nature of our business, we are exposed to foreign currency exchange rate movements, primarily in European, Asian and Latin American countries. We enter into various contracts that change in value as foreign currency exchange rates change, to preserve the value of assets, commitments and anticipated transactions. Typically we use foreign currency options and forward foreign exchange contracts to hedge certain anticipated net revenues in currenciesother than the US dollar. Net investments in Serono affiliates with a functional currency other than the US dollar are of a long-term nature and we do not hedge such foreign currency translation exposures, other than in circumstances where the currencies are particularly volatile and could lead to unforeseen impacts on earnings and cash flows of the Serono group.

Our product sales and operating expenses (comprising selling, general and administrative and research and development) by currencies are as follows:

	Year ended December 31
	2005	2004	2003
	%	%	%
Product sales
In US dollar	39	49	47
In euro	35	34	36
In other currencies	26	17	17
Total	100	100	100
Operating expenses (SG&A and R&D)
In US dollar	34	39	37
In Swiss franc	28	28	29
In euro	24	23	23
In other currencies	14	10	11
Total	100	100	100

During 2005, the US dollar strengthened against most major currencies, including the Swiss franc and the euro, which are our most important non-US dollar currencies. This strengthening resulted in a total positive currency effect on total revenues of $16.1 million, which was partially offset by a negative currency effect on operating expenses of $4.1 million. The overall impact on the net loss reported in 2005 was a positive $10.6 million (compared to an overall favorable impact on the net income reported in 2004 of $14.9 million).

The primary purpose of our currency exchange risk management is to achieve stable and predictable cash flows. Consequently, our current policy is to enter into foreign currency options and forward foreign currency exchange contracts to cover the currency risk associated with existing assets, liabilities and other contractually agreed transactions, as well as a portion of the currency risk associated with anticipated transactions. In total our normal hedging horizon is eight months. We use foreign currency options and forward foreign currency exchange contracts that are contracted with banks, which inmost cases have credit ratings of A or higher, and that have a maximum maturity of 12 months.

2. Interest rate exposure

We manage our exposure to interest rate risk through the relative proportions of fixed rate debt and floating rate debt, as well as the maturity profile of our fixed rate financial assets. Net financial income earned on the group’s net financial assets is generally affected by changes in the level of interest rates, principally the US dollar interest rate. We manage our exposure to fluctuations in net financial income by making investments in high quality financial assets that pay a fixed interest rate until maturity. Interest rate swaps are also used to limit the impact of fluctuating interest rates on both financial income and financial expense.

3. Counterparty risk

Counterparty risk includes issuer risk on debt securities, settlement risk on derivative and money market transactions, and credit risk on cash and fixed term deposits. We limit our issuer risk by buying debt securities that are at least A rated. We reduce our settlement and credit risk by entering into transactions with counterparties that are usually at least A rated banks or financial institutions. Exposure to these risks and compliance with the risk parameters approved by the Board of Directors is closely monitored. We do not expect any losses due to non-performance by these counterparties, and our diverse portfolio ofinvestments limits our exposure to any single counterparty or sector.

4. Equity price risk

We are exposed to equity price risks on the marketable portion of the available-for-sale equity securities. Our equity investments are typically related to collaboration agreements with other biotechnology and research companies. Equity securities are not purchased as part of our normal day-to-day management of financial assets managed by the group treasury department, with the exception of shares that are acquired under our Share Buy Back Program.

5. Commodities

The Serono group has very limited exposures to price risk related to anticipated purchases of certain commodities used as raw materials in its business. A change in commodities prices may alter our gross margin but, due to our limited exposure to any single raw material, a price change is unlikely to have a material unforeseen impact on the group’s earnings.

6. Sensitivity analysis

The table below presents the changes in fair values of our financial instruments in response to hypothetical changes in exchange or interest rates. The analysis shows forward-looking projections of changes in fair value assuming certain adverse market conditions. This is a method used to assess and mitigate risk and should not be considered as a projection of likely future events and losses. Actual results and market conditions in the future may be materially different from those projected and could cause losses to exceed the amounts projected.

For those financial instruments which are sensitive to changes in interest rates, we have calculated the potential change in the fair value resulting from an immediate hypothetical 1% increase or decrease in the yield curves from their levels as of December 31, 2005, with all other variables remaining constant.

For those financial instruments which are sensitive to changes in foreign currency exchanges rates, we have calculated the potential change inthe fair value resulting from an immediate hypothetical 10% weakening or rising in the US dollar against all other currencies from their levels as of December 31, 2005, with all other variables remaining constant.

For those financial instruments that are sensitive to changes in equity prices as they are listed on stock exchanges, we have estimatedthe potential change in the fair value resulting from an immediate hypothetical 10% decrease in the quoted market prices from their levels as of December 31, 2005, with all other variables remaining constant. The fair values of financial instruments are quoted market prices or, if not available, net present values estimated by discounting future cash flows.

For illustrative purposes, only unfavorable variances are shown in the sensitivity analysis below, although movements in interest rates, foreign currency exchange rates or equity prices can also result in favorable variances.

		Fair value changes arising from
				10% rising	10% weakening
	Fair value			in US dollar	in US dollar
	as of	1% increase in	1% decrease in	against other	against other	10% decrease
	December 31,	interest rates	interest rates	currencies	currencies	in equity price
(US dollar equivalents in thousands)	2005	(unfavorable)	(unfavorable)	(unfavorable)	(unfavorable)	(unfavorable)
Short-term bank deposits included in cash and cash equivalents	276,220	(40)	—	(1,439)	—	—
Available-for-sale debt securities	1,161,769	(12,924)	—	—	—	—
Available-for-sale equity securities	140,319	—	—	(5,045)	—	(13,771)
Investment in associates	5,446	—	—	(495)	—	—
Financial debts, excluding convertible bond	(213,359)	—	(636)	—	(19,640)	—
Convertible bond	(467,928)	—	(13,648)	—	(51,992)	—
Forward foreign exchange contracts	(7,306)	—	—	(5,026)	—	—
Foreign currency options	1,342	—	—	—	(594)	—
Interest rate swaps – cash flow hedges	(19,483)	—	(17,584)	—	—	—

Our exposure to interest rate risk is primarily related to our investments in debt securities, the convertible bond, and the financing related to the construction of the new headquarters and research center in Geneva.The majority of our debt securities consist of fixed-rate investments in rated bonds denominated in US dollars with maturities up to four years and short-term money market funds. A sensitivity analysis indicates that a 1% increase in interest rates as of December 31, 2005 would unfavorably impact the net aggregated fair value of those securities by$12.9 million, while a 1% decrease in interest rates would unfavorably impact the fair value of our convertible bond by $13.6 million. The group has entered into interest rate swaps to fix the cost of the anticipated post completion financing linked to the new headquarters and research project. The current fair value of this swap is negative $19.5 million and the adverse impact of a 1% decrease in interest rates would unfavorably impact the value of the swap by $17.6 million. Our short-term bank deposits and available-for-sale debt securities are primarily denominated in US dollars, the market values of which are not significantly impacted by changes in foreign exchange rates. However, changes in foreign exchange rates would have a more significant impact on the fair value of our Swiss franc denominated convertible bond, the Swiss franc borrowings related to the Geneva headquarters and research center project and other borrowings denominated in currencies other than US dollars. The value of our financial debts, including our convertible bond, would increase by $71.6 million if the US dollar devalued by 10%.

The group has investments in available-for-sale equity securities. We classify all such investments as long-term available-for-sale financial assets. The fair value of these investments is $140.3 million. The majority of these investments are listed on stock exchanges. If the market price of the traded equity securities were to decrease by10%, the fair value would decrease by $13.8 million. If the US dollar were to increase by 10%, the fair value of our investments in available-for-sale equity securities would decrease by $5.1 million.

Audit Committee’s report

The Audit Committee reviews the company’s financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls. In this context, the Committee has met and held discussions with management and the independent auditors. Management represented to the Committee that the company’s consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), and the Committee has reviewed and discussed the consolidated financial statements with management and the independent auditors. The Committee discussed with the independent auditors matters required to be discussed by International Standard on Auditing 260 “Communication of Audit Matters with Those Charged with Governance” and the AICPA Statement of Auditing Standards No. 61, Communication with Audit Committees. In addition, the Committee has discussed with the independent auditors the auditors’ independence from the company and its management, including the matters in the writtendisclosures required by the Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees. In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors on January 31, 2006, and the Board has approved, that the audited financial statements be submitted to the Annual Shareholders’ Meeting on April 25, 2006 and included in the company’s Annual Report on Form 20-F for the year ended December 31, 2005, for filing with the Securities and Exchange Commission. The Committee and the Board also have recommended, subject to shareholder approval, the selection of the company’s independent auditors.

/s/ Sergio Marchionne
Sergio Marchionne
Chairman, Audit Committee
Geneva, January 31, 2006

Report of the group auditors

To the General Meeting of Serono S.A. Coinsins (Vaud), Switzerland

As auditors of the group, we have audited the consolidated financial statements (balance sheet, income statement, statement of cash flows, statement of changes in equity and notes) of Serono S.A. for the year ended December 31, 2005 included on pages 56 to 103.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards and with the International Standards on Auditing, which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with the International Financial Reporting Standards (IFRS) and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers S.A.

/s/ M. Aked	/s/ P.-A. Dévaud
M. Aked	P.-A. Dévaud
Geneva, January 31, 2006

Consolidated income statements

Year ended December 31	Notes	2005	2004	2003
		US$000	US$000	US$000
Revenues
Product sales	4	2,338,850	2,177,949	1,858,009
Royalty and license income	4	247,501	280,101	160,608
Total revenues	4	2,586,351	2,458,050	2,018,617
Operating expenses
Cost of product sales		265,879	304,111	279,619
Selling, general and administrative		862,276	807,940	636,823
Research and development		593,567	594,802	467,779
Other operating expense, net	5	992,148	239,776	202,420
Total operating expenses		2,713,870	1,946,629	1,586,641
Operating (loss)/income		(127,519)	511,421	431,976
Non-operating income, net
Financial income	6	59,679	68,174	49,815
Financial expense	6	(23,946)	(24,035)	(12,963)
Foreign currency gains/(losses), net	6	4,529	19,142	7,166
Total financial income, net	6	40,262	63,281	44,018
Share of profit/(loss) of associates	18	(579)	100	—
Other income/(expense), net	7	15,436	(629)	(9,570)
Total non-operating income, net		55,119	62,752	34,448
(Loss)/income before taxes		(72,400)	574,173	466,424
Taxes	9	32,892	92,845	69,047
Net (loss)/income		(105,292)	481,328	397,377
Attributable to:
Minority interest		822	1,653	327
Equity holders of Serono S.A.		(106,114)	479,675	397,050

		US$	US$	US$
Basic (loss)/earnings per share
Bearer shares	10	(7.28)	31.40	25.08
Registered shares	10	(2.91)	12.56	10.03
American depositary shares	10	(0.18)	0.78	0.63
Diluted (loss)/earnings per share
Bearer shares	10	(7.28)	31.35	25.04
Registered shares	10	(2.91)	12.54	10.02
American depositary shares	10	(0.18)	0.78	0.63

The accompanying notes form an integral part of these financial statements. Previously reported amounts have been restated to reflect the adoption of new IFRS accounting standards that became effective on January 1, 2005 (note 1).

Consolidated balance sheets

As of December 31	Notes	2005	2004
		US$000	US$000
ASSETS
Current assets
Cash and cash equivalents	11	358,853	275,979
Short-term available-for-sale financial assets	19	565,545	784,999
Trade accounts receivable	12	402,358	427,935
Inventories	13	248,476	326,937
Prepaid expenses and other current assets	14	199,189	237,205
Total current assets		1,774,421	2,053,055
Non-current assets
Tangible fixed assets	15	746,430	799,878
Intangible assets	16	341,382	290,207
Deferred tax assets	17	224,779	201,022
Investments in associates	18	5,446	1,596
Long-term available-for-sale financial assets	19	736,543	927,785
Other long-term assets		92,234	133,302
Total non-current assets		2,146,814	2,353,790
Total assets		3,921,235	4,406,845
LIABILITIES
Current liabilities
Trade and other payables	20	343,525	426,616
Short-term financial debts	21	28,604	34,527
Income taxes		97,797	166,861
Deferred income – current		34,111	33,128
Provisions – current	23	29,291	23,448
Other current liabilities	24	183,396	184,623
Total current liabilities		716,724	869,203
Non-current liabilities
Long-term financial debts	21/22	635,039	640,892
Deferred tax liabilities	17	18,316	24,242
Deferred income – non-current		123,142	157,004
Provisions – non-current	23	108,607	100,244
Other long-term liabilities	25	148,465	161,484
Total non-current liabilities		1,033,569	1,083,866
Total liabilities		1,750,293	1,953,069
SHAREHOLDERS’ EQUITY
Share capital	27	235,555	254,420
Share premium		500,605	1,039,000
Treasury shares	28	(372,724)	(987,489)
Retained earnings	29	1,803,929	2,020,425
Fair value and other reserves	30	14,654	56,829
Cumulative foreign currency translation adjustments		(11,988)	67,248
Total shareholders’ equity attributable to equity holders of Serono S.A.		2,170,031	2,450,433
Minority interests		911	3,343
Total shareholders’ equity		2,170,942	2,453,776
Total liabilities and shareholders’ equity		3,921,235	4,406,845

The accompanying notes form an integral part of these financial statements. Previously reported amounts have been restated to reflect the adoption of new IFRS accounting standards that became effective on January 1, 2005 (note 1).

Consolidated statements of changes in equity

		Share capital	Share premium	Treasury shares	Retained earnings	Fair value and other reserves	Cumulative foreign currency translation adjustments	Total shareholders’ equity attributable to equity holders of Serono S.A.	Minority interest	Total shareholders’ equity
	Notes	US$000	US$000	US$000	US$000	US$000	US$000	US$000	US$000	US$000
Balance as of January 1, 2003
As previously reported	1	253,416	989,141	(126,460)	1,364,626	(44,807)	25,282	2,461,198	1,165	2,462,363
Effect of adopting revised IAS 39	1	—	—	—	(36,680)	50,768	(9,495)	4,593	—	4,593
Effect of adopting IFRS 2	1	—	3	—	(3)	—	—	—	—	—
Balance as of January 1, 2003 as restated	1	253,416	989,144	(126,460)	1,327,943	5,961	15,787	2,465,791	1,165	2,466,956
Net income		—	—	—	397,050	—	—	397,050	327	397,377
Fair value adjustments on financial instruments	30	—	—	—	—	49,887	—	49,887	—	49,887
Translation effects		—	—	—	—	—	70,713	70,713	122	70,835
Total recognized income		—	—	—	397,050	49,887	70,713	517,650	449	518,099
Purchase of treasury shares		—	—	(42,026)	—	—	—	(42,026)	—	(42,026)
Issue of share capital		479	13,725	10,844	—	—	—	25,048	—	25,048
Issue of call options on Serono shares		—	125	—	820	—	—	945	—	945
Share-based compensation		—	2,944	—	—	—	—	2,944	—	2,944
Dividend – bearer shares		—	—	—	(61,849)	—	—	(61,849)	—	(61,849)
Dividend – registered shares		—	—	—	(23,860)	—	—	(23,860)	—	(23,860)
Balance as of December 31, 2003		253,895	1,005,938	(157,642)	1,640,104	55,848	86,500	2,884,643	1,614	2,886,257

Balance as of January 1, 2004
As previously reported	1	253,895	1,002,991	(157,642)	1,669,700	22,711	88,535	2,880,190	1,614	2,881,804
Effect of adopting revised IAS 39	1	—	—	—	(26,649)	33,137	(2,035)	4,453	—	4,453
Effect of adopting IFRS 2	1	—	2,947	—	(2,947)	—	—	—	—	—
Balance as of January 1, 2004 as restated	1	253,895	1,005,938	(157,642)	1,640,104	55,848	86,500	2,884,643	1,614	2,886,257
Net income		—	—	—	479,675	—	—	479,675	1,653	481,328
Fair value adjustments on financial instruments	30	—	—	—	—	981	—	981	—	981
Translation effects		—	—	—	—	—	(19,252)	(19,252)	76	(19,176)
Total recognized income		—	—	—	479,675	981	(19,252)	461,404	1,729	463,133
Purchase of treasury shares	28	—	—	(833,148)	—	—	—	(833,148)	—	(833,148)
Issue of share capital	31/32	525	20,341	3,301	—	—	—	24,167	—	24,167
Share-based compensation		—	12,721	—	—	—	—	12,721	—	12,721
Dividend – bearer shares	29	—	—	—	(71,096)	—	—	(71,096)	—	(71,096)
Dividend – registered shares	29	—	—	—	(28,258)	—	—	(28,258)	—	(28,258)
Balance as of December 31, 2004		254,420	1,039,000	(987,489)	2,020,425	56,829	67,248	2,450,433	3,343	2,453,776

Balance as of January 1, 2005
As previously reported	1	254,420	1,023,125	(987,489)	2,064,499	23,482	69,841	2,447,878	3,343	2,451,221
Effect of adopting revised IAS 39	1	—	—	—	(28,547)	33,347	(2,245)	2,555	—	2,555
Effect of adopting IFRS 2	1	—	15,875	—	(15,527)	—	(348)	—	—	—
Balance as of January 1, 2005 as restated	1	254,420	1,039,000	(987,489)	2,020,425	56,829	67,248	2,450,433	3,343	2,453,776
Net (loss)/income		—	—	—	(106,114)	—	—	(106,114)	822	(105,292)
Fair value adjustments on financial instruments	30	—	—	—	—	(42,175)	—	(42,175)	—	(42,175)
Translation effects		—	—	—	—	—	(79,236)	(79,236)	(87)	(79,323)
Total recognized (loss)/income					(106,114)	(42,175)	(79,236)	(227,525)	735	(226,790)
Cancelation of treasury shares	28	(20,001)	(591,338)	611,339	—	—	—	—	—	—
Issue of share capital	31/32	1,136	31,316	3,426	—	—	—	35,878	—	35,878
Issue of call options on Serono shares		—	262	—		—	—	262	—	262
Share-based compensation		—	21,365	—	—	—	—	21,365	—	21,365
Dividend – bearer shares	29	—	—	—	(76,992)	—	—	(76,992)	—	(76,992)
Dividend – registered shares	29	—	—	—	(33,390)	—	—	(33,390)	—	(33,390)
Purchase of minorities		—	—	—	—	—	—	—	(3,167)	(3,167)
Balance as of December 31, 2005		235,555	500,605	(372,724)	1,803,929	14,654	(11,988)	2,170,031	911	2,170,942

The accompanying notes form an integral part of these financial statements. Previously reported amounts have been restated to reflect the adoption of new IFRS accounting standards that became effective on January 1, 2005 (note 1).

Consolidated statements of cash flows

Year ended December 31	Notes	2005	2004	2003
		US$000	US$000	US$000
Net (loss)/income		(105,292)	481,328	397,377
Reversal of non-cash items
Taxes	9	32,892	92,845	69,047
Depreciation and amortization	4	136,859	145,221	135,607
Interest income	6	(59,632)	(59,383)	(49,506)
Interest expense	6	16,875	17,440	4,884
Unrealized foreign currency exchange results		1,136	(39,137)	(14,671)
Share of (profit)/loss of associates	18	579	(100)	—
Other non-cash items		19,367	(48,359)	(6,980)
Operating cash flows before working capital changes		42,784	589,855	535,758
Working capital changes
Trade and other payables, other current liabilities and deferred income		(86,357)	127,946	107,441
Trade accounts receivable and other receivables		18,393	(141,160)	(34,245)
Inventories		13,573	24,216	(7,265)
Prepaid expenses and other current assets		6,502	(28,253)	30,818
Taxes paid		(121,384)	(100,895)	(89,648)
Net cash flows (used for)/from operating activities		(126,489)	471,709	542,859
Purchase of subsidiary, net of cash acquired		—	—	(9,651)
Proceeds from disposal of subsidiaries, net of cash disposed of	3	5,034	—	—
Purchase of tangible fixed assets		(139,430)	(178,919)	(162,527)
Proceeds from disposal of tangible fixed assets		2,685	5,569	11,081
Purchase of intangible assets		(100,130)	(54,441)	(30,813)
Purchase of available-for-sale financial assets		(490,400)	(849,066)	(439,669)
Proceeds from sale of available-for-sale financial assets		850,257	654,628	8,058
Purchase of investments in associates		(6,006)	(491)	—
Proceeds from sale of investments in associates		642	—	—
Interest received		105,192	100,596	67,324
Net cash flows from/(used for) investing activities		227,844	(322,124)	(556,197)
Purchase of treasury shares	28	—	(811,677)	(42,026)
Proceeds from issue of Serono shares	32	11,055	10,333	13,105
Proceeds from exercise of options on Serono shares	31	17,846	2,163	7,536
Proceeds from issue of call options on Serono shares		262	—	945
Proceeds from issue of convertible bond	22	—	—	444,820
Proceeds from issue of financial debts		79,145	48,661	53,948
Repayments of financial debts		(4,720)	(17,526)	(50,182)
Other non-current liabilities		(5,842)	(6,699)	(15,717)
Interest paid		(4,120)	(4,215)	(4,361)
Dividends paid	29	(110,382)	(99,354)	(85,709)
Net cash flows (used for)/from financing activities		(16,756)	(878,314)	322,359
Effect of exchange rate changes on cash and cash equivalents		(1,725)	736	8,918
Net increase/(decrease) in cash and cash equivalents		82,874	(727,993)	317,939
Cash and cash equivalents
Cash and cash equivalents at the beginning of period	11	275,979	1,003,972	686,033
Cash and cash equivalents at the end of period	11	358,853	275,979	1,003,972

The accompanying notes form an integral part of these financial statements. Previously reported amounts have been restated to reflect the adoption of new IFRS accounting standards that became effective on January 1, 2005 (note 1).

Notes to the consolidated financial statements

1. Summary of significant accounting policies

1.1 Basis of preparation

The consolidated financial statements of the Serono group (“group” or “Serono”) have been prepared in accordance with International Financial Reporting Standards (IFRS) under the historical cost convention as modified by available-for-sale financial assets and certain financial assets and liabilities (including derivative instruments) at fair value. The consolidated financial statements are presented in US dollars.

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The areas involving a higher degree of judgment, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 2.

1.2 Adoption of new accounting standards

The group has adopted all of the new and revised International Financial Reporting Standards in these consolidated financial statements that became effective in 2005 and are relevant to its operations. The adoption of the following new and revised accounting standardshas affected the amounts reported for the current and prior years’ consolidated financial statements:

IAS 1 – “Presentation of Financial Statements”

IAS 1 (revised) requires minority interests to be disclosed in the consolidated income statements as an attribution of net income or loss, and in the consolidated balance sheets as part of total shareholders’ equity.

IFRS 2 – “Share-Based Payment”

IFRS 2 requires that the fair value of stock options granted to employees and directors be recognized as compensation expense in the consolidated income statements. In accordance with the transitional provisions, the group adopted IFRS 2 as of January 1, 2005 retroactively for all stock options granted after November 7, 2002 and not yet vested as of January 1, 2005. As permitted by IFRS 2, the group has restated its prior year audited historical consolidated financial statements. As a result, other operating expense, net, reported for the years ended December 31, 2003 and 2004 has been increased by $2.9 million and $12.6 million, respectively, with a corresponding increase in share premium as the group’s share-based payment schemesare equity-settled. Retained earnings as of January 1, 2004 and 2005 have been reduced by $2.9 million and $15.5 million, respectively. The adoption of IFRS 2 did not have a net effect on the consolidated statements of cash flows or consolidated balance sheets.

IFRS 3 – “Business Combinations”

Under IFRS 3, which became effective on March 31, 2004 for all business combinations occurring on or after that date and on January 1, 2005 for all other acquisitions, all goodwill is considered to have an indefinite life and is no longer amortized but tested at least annually for impairment. The group adopted IFRS 3 as of January 1, 2005 and ceased amortizing goodwill in 2005. IFRS 3 required simultaneous adoption with IAS 36 (revised) – “Impairment of Assets” and IAS 38 (revised) – “Intangible Assets”.

IAS 19 – “Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures”

The group has elected to adopt the amendments to IAS 19 in advance of their effective date of January 1, 2006. The impact of these amendments has been to expand the format and extent of disclosures provided in these consolidated financial statements in relation to the group’s defined benefit pension plans. IAS 19 introduces the option of an alternative recognition approach for actuarial gains and losses for defined benefit pension plans. The group has elected not to apply the option of recognizing actuarial gains and losses arising on its defined benefit plans in full in the statement of recognized income and expense and continues to recognize the amortization of actuarial gains and losses outside the corridor in the income statement.

IAS 38 – “Intangible Assets”

Intangible assets, separately acquired as part of in-licensing agreements after January 1, 2005, are required under IAS 38 to be capitalized even if they have not yet demonstrated technical feasibility, which is usually signified by regulatory approval.

IAS 39 – “Financial Instruments: Recognition and Measurement”

Under the revised version of IAS 39, with effect from January 1, 2005, the definition of objective evidence related to the impairment of available-for-sale financial assets has been expanded such that any significant or prolonged decline in the fair value of an available-for-sale financial asset below its cost is objective evidence of impairment. Accordingly, several of the group’s equity investments were impaired in prior years under the revised definition of objective evidence. The revisions to IAS 39 must be applied retrospectively and, as aresult, opening retained earnings as of January 1, 2004 and 2005 have been adjusted as if this standard had always been in use. Retained earnings as of January 1, 2004 and 2005 have been reduced by $26.6 million and $28.5 million, which is net of income taxes of $4.5 million and $2.6 million, respectively. Fair value and other reserves as of January 1, 2004 and 2005 have been increased by $33.1 million and $33.3 million, respectively.

In addition, the group has adopted the following new or revised accounting standards, certain of which require increased disclosures, but which did not affect the amounts reported for the current and prior years consolidated financial statements: IAS 2 – “Inventories”; IAS 8 – “Accounting Policies, Changes in Accounting Estimates and Errors”; IAS 10 – “Events after the Balance Sheet Date”; IAS 16 – “Property, Plant and Equipment”; IAS 17 – “Leases”; IAS 21 – “The Effect of Changes in Foreign Exchange Rates”; IAS 24 – “Related Party Disclosures”; IAS 27 – “Consolidated and Separate Financial Statements”; IAS 28 – “Investments in Associates”; IAS 32 – “FinancialInstruments: Disclosure and Presentation”; IAS 33 – “Earnings per Share”; IAS 36 – “Impairment of Assets” and IFRS 5 –”Non-current Assets Held for Sale and Discontinued Operations”.

The adoption of IFRS 2 and IAS 39 resulted in the following adjustments to each line item, and their effect on earnings per share, in 2004 and 2003:

			Adoption
			ofIAS 39,
			“Financial
		Adoption	Instruments:
	Previously	of IFRS 2,	Recognition
	published	“Share-Based	and
	figures	Payment”	Measurement”	As adjusted
	2004	2004	2004	2004
	US$000	US$000	US$000	US$000
Revenues
Product sales	2,177,949	—	—	2,177,949
Royalty and license income	280,101	—	—	280,101
Total revenues	2,458,050	—	—	2,458,050
Operating expenses
Cost of product sales	304,111	—	—	304,111
Selling, general and administrative	807,940	—	—	807,940
Research and development	594,802	—	—	594,802
Other operating expense, net	227,196	12,580	—	239,776
Total operating expenses	1,934,049	12,580	—	1,946,629
Operating income	524,001	(12,580)	—	511,421
Non-operating income, net
Financial income	68,174	—	—	68,174
Financial expense	(24,035)	—	—	(24,035)
Foreign currency gains/(losses), net	19,142	—	—	19,142
Total financial income, net	63,281	—	—	63,281
Share of profit/(loss) of associates	100	—	—	100
Other income/(expense), net	(629)	—	—	(629)
Total non-operating income, net	62,752	—	—	62,752
Income before taxes	586,753	(12,580)	—	574,173
Taxes	90,947	—	1,898	92,845
Net income	495,806	(12,580)	(1,898)	481,328
Attributable to:
Minority interest	1,653	—	—	1,653
Equity holders of Serono S.A.	494,153	(12,580)	(1,898)	479,675
Basic earnings per share (in US$)(1)
Bearer shares	32.35	(0.82)	(0.13)	31.40
Registered shares	12.94	(0.33)	(0.05)	12.56
American depositary shares	0.81	(0.03)	(0.00)	0.78
Diluted earnings pershare(in US$)(1)
Bearer shares	32.29	(0.82)	(0.13)	31.35
Registered shares	12.92	(0.33)	(0.05)	12.54
American depositary shares	0.81	(0.03)	(0.00)	0.78
Movements in shareholders’ equity
Share premium	1,023,125	15,875	—	1,039,000
Retained earnings	2,064,499	(15,527)	(28,547)	2,020,425
Fair value and other reserves	23,482	—	33,347	56,829
Cumulative foreign currency translation adjustments	69,841	(348)	(2,245)	67,248
Movement in non-current assets
Deferred tax assets	198,467	—	2,555	201,022

(1)     Not adjusted for roundings.

	Previously published figures 2003	Adoption of IFRS 2, “Share-Based Payment” 2003	Adoption of IAS 39, “Financial Instruments: Recognition and Measurement” 2003	As adjusted 2003
	US$000	US$000	US$000	US$000
Revenues
Product sales	1,858,009	—	—	1,858,009
Royalty and license income	160,608	—	—	160,608
Total revenues	2,018,617	—	—	2,018,617
Operating expenses
Cost of product sales	279,619	—	—	279,619
Selling, general and administrative	636,823	—	—	636,823
Research and development	467,779	—	—	467,779
Other operating expense, net	199,476	2,944	—	202,420
Total operating expenses	1,583,697	2,944	—	1,586,641
Operating income	434,920	(2,944)	—	431,976
Non-operating income, net
Financial income	49,815	—	—	49,815
Financial expense	(12,963)	—	—	(12,963)
Foreign currency gains/(losses), net	7,166	—	—	7,166
Total financial income, net	44,018	—	—	44,018
Other income/(expense), net	(19,743)	—	10,173	(9,570)
Total non-operating income, net	24,275	—	10,173	34,448
Income before taxes	459,195	(2,944)	10,173	466,424
Taxes	68,905	—	142	69,047
Net income	390,290	(2,944)	10,031	397,377
Attributable to:
Minority interest	327	—	—	327
Equity holders of Serono S.A.	389,963	(2,944)	10,031	397,050
Basic earnings per share (in US$)(1)
Bearer shares	24.63	(0.19)	0.63	25.08
Registered shares	9.85	(0.07)	0.25	10.03
American depositary shares	0.62	(0.00)	0.02	0.63
Diluted earnings per share (in US$)(1)
Bearer shares	24.59	(0.19)	0.63	25.04
Registered shares	9.84	(0.07)	0.25	10.02
American depositary shares	0.61	(0.00)	0.02	0.63
Movements in shareholders’ equity
Share premium	1,002,991	2,947	—	1,005,938
Retained earnings	1,669,700	(2,947)	(26,649)	1,640,104
Fair value and other reserves	22,711	—	33,137	55,848
Cumulative foreign currency translation adjustments	88,535	—	(2,035)	86,500
Movement in non-current assets
Deferred tax assets	169,693	—	4,453	174,146

(1)     Not adjusted for roundings.

1.3 Consolidation

Subsidiaries

These consolidated financial statements include all companies in which the group, directly or indirectly, has more than 50% of the voting rights or over which it exercises control, unless the investments are held on a temporary basis. Companies are included in the consolidation from the date that control is transferred to the group, while companies sold are excluded from the consolidation from the date that control ceases. The purchase method of accounting is used to account for acquisitions. The cost of an acquisition is measured as the fair value of the assets given, shares issued and liabilities incurred or assumed at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the company acquired is recorded as goodwill (note 1.16). The proportion of the net assets attributable to minority shareholders is presented in the balance sheet within shareholders’ equity and the income attributable to minority shareholders is shown separately in the income statement. Intercompany transactions, balances and unrealized gains and losses on transactions between group companies are eliminated.

Investments in associates

Investments in companies over which the group is able to exercise significant influence, generally participations of between 20% and 50% of the voting rights, but over which it does not exercise control, are accounted for by using the equity method. Such investments are initially recognized at cost. The group’s investments in associates include goodwill identified on acquisition (note 1.16). The group’s share of its associates’ post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movements in reserves is recognized in reserves. Unrealized gains and losses on transactions between the group and its associates are eliminated to the extent of the group’s interest in the associates.

1.4 Foreign currencies

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. Translation differences on non-monetary items such as equities classified as available-for-sale financial assets are included in the fair value reserve in equity.

Group companies

The results and financial position of all subsidiaries that have a functional currency different from the presentation currency are translated into the presentation currency as follows: assets and liabilities for each balance sheet presented are translated at the closing rate at the date of the balance sheet; income and expenses for each income statement are translated at average exchange rates; and all resulting exchange differences are recognized as a separate component of equity.

1.5 Revenue recognition

Revenue from the sale of products is recognized upon transfer of significant risks and rewards of ownership to the customer. Revenue from the sales of products is reported net of sales and value added taxes, rebates and discounts and after eliminating sales within the group. Provisions for rebates and discounts are recognized in the same period that the related sales are recorded, based on the contract terms and historical experience. Provisions for product returns are made based on historical trends and specific knowledge of any customer’s intent to return products. Royalty and licensing incomes are recognized on an accrual basis in accordance with the economic substance of the agreement. Interest income is recognized as earned unless collectibility is in doubt. Revenue from the rendering of services is recognized as the service is rendered over the contract period and reported as part of revenue from the sale of products.

1.6 Research and development

Research and development costs are expensed as incurred, except in those cases where a product has achieved regulatory approval, when development costs are capitalized. The group considers that regulatory and other uncertainties inherent in the development of its new products preclude it from capitalizing development costs before regulatory approval, as technical feasibility has not been demonstrated. Tangible fixed assets used for research and development purposes are capitalized and depreciated in accordance with the group’s depreciation policy (note 1.13).

1.7 Collaborative agreements

Separately acquired intangible assets, such as those relating to upfront and milestone payments under collaborative agreements, are capitalized as intangible assets (note 1.16) even if they have not yet demonstrated technical feasibility, as this is not a recognition criterion for capitalizing separately acquired intangible assets. Receipts of upfront payments and other similar non-refundable payments relating to the sale or licensing of products or technology are initially reported as deferred income and recognized as income over the period of the collaboration on a straight-line basis. Subsequent in-house expenditure on a separately acquired in-process research and development project is accounted for in the same manner as other research and development as described above (note 1.6).

1.8 Employee benefits

Pension obligations

The group operates a number of defined benefit and defined contribution plans, the assets of which are generally held in separate trustee-administered funds. The pension plans are generally funded by payments from employees and by the relevant group companies, taking into consideration the recommendations of independent qualified actuaries. For defined benefit plans, the group companies provide for benefits payable to their employees on retirement by charging current service costs to income. The liability in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date minus the fair value of plan assets, together with adjustments for actuarial gains/losses and past service costs. Defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method, which reflects services rendered by employees to the date of valuation, incorporates assumptions concerning employees’ projected salaries and uses interest rates of highly liquid corporate bonds which have terms to maturity approximating the terms of the related liability. Significant actuarial gains or losses arising from experience adjustments, changes in actuarial assumptions and amendments to pension plans are charged or credited to income over the average service life of the related employees. The group’s contributions to the defined contribution pension plans are charged to the income statement in the year to which they relate.

Stock option plan

The group operates an equity-settled share-based compensation plan. Stock options are granted to senior management and members of the Board of Directors. The fair value of stock options is recognized as compensation expense and as a corresponding increase in shareholders’ equity, over the period in which the options vest. The fair value is measured using a binomial model. The number of shares used to measure compensation expense is based on the best estimate of the number of shares expected to vest. Compensation expense is adjusted where actual forfeitures differ from estimates, so that the final expense is based on the number of shares that actually vest.

Share purchase plans

The group operates an equity-settled share purchase plan for employees and members of the Board of Directors. Cash contributions received from employees and directors are recorded as other current liabilities. Compensation cost related to the plans is calculated based on the estimate of the discount related to shares expected to vest, which is recognized on a straight-line basis over the vesting period.

Other employee benefits

Salaries, wages, social contributions and other benefits are recognized on an accrual basis in the personnel expenses in the year in which the employees render the associated services.

1.9 Taxation

Taxes reported in the consolidated income statements include current and deferred income taxes, as well as other taxes, principally those to be paid on capital. Deferred income tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Substantively enacted tax rates are used to determine deferred income tax. The principal temporary differences arise from depreciation on tangible fixed assets, provision for inventory, elimination of unrealized intercompany profits, tax losses carried forward and research and development tax credits carried forward. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

1.10 Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and deposits with banks that have an original maturity of three months or less from the date of acquisition and which are readily convertible to known amounts of cash. This definition is also used for the consolidated statements of cash flows. Bank overdrafts are included in bank advances within short-term financial debts.

1.11 Trade accounts receivable

Trade accounts receivable are carried at amortized cost, except for short-term receivables with no stated interest rate, which are carried at original invoiced amount. Amortized cost is the original invoiced amount adjusted for cumulative amortization using the effective interest method and adjusted for any provision for impairment or collectibility. Provisions for impairment are established when there is objective evidence that the group will not be able to collect all amounts due and are estimated based on a review of all outstanding invoice amounts. Additions to the provisions are recorded as a component of selling expense, in the year they are identified.

1.12 Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is calculated on a first-in-first-out (“FIFO”) basis. The cost of work-in-progress and finished goods inventories includes raw materials, direct labor and production overhead expenditure based upon normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business less the costs of completion and distribution expenses. Provisions are established for slow-moving and obsolete inventory.

1.13 Tangible fixed assets

Tangible fixed assets are initially recorded at cost of acquisition or construction cost and are depreciated on a straight-line basis over the following estimated useful lives:

Buildings	20–40 years
Machinery and equipment	3–10 years
Furniture and fixtures	6–10 years
Leasehold improvement	over the shorter of the useful life of the asset and the lease term

Land is not depreciated. Construction costs include borrowing costs and operating expenses that are directly attributable to items of tangible fixed assets capitalized during construction. Borrowing costs incurred for the construction of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Subsequent expenditure on an item of tangible fixed assets is capitalized at cost only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. Repair and maintenance costs are expensed as incurred. Gains and losses on disposal or retirement of tangible fixed assets are determined by comparing the proceeds received with the carrying amounts and are included in the consolidated income statements.

1.14 Leases

Leases of tangible fixed assets under which the group assumes substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments as tangible fixed assets. The tangible fixed assets acquired under finance leases are depreciated over the shorter of the useful life of the asset in accordance with the group’s depreciation policy (note 1.13) and the lease term. The corresponding liabilities, net of financing charges, are included in the current and long-term portions of financial debts. The interest element of the financing cost is charged to the income statement over the lease period. Leases under which the lessor effectively retains a significant portion of the risks and rewards of ownership are classified as operating leases. Lease expenses incurred under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

1.15 Financial assets

The group has classified all its investments in debt and equity securities as available-for-sale securities, as they are not acquired to generate profit from short-term fluctuations in price. Available-for-sale securities are reported as short-term and long-term financial assets, depending on their remaining maturities. Purchases and sales of investments are recognized on the trade date, which is the date that the group commits to purchase or sell an asset. Investments are initially recognized at purchase cost including transaction costs and subsequently carried at fair value. Unrealized gains and losses arising from changes in the fair value of available-for-sale financial assets are recognized in equity. When the available-for-sale financial assets are sold, impaired or otherwise disposed of, the cumulative gains and losses previously recognized in equity are included in the income statement for the period. The fair values of marketable investments that are traded in active markets are determined by reference to stock exchange quoted bid prices.

The group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss, is removed from equity and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement.

1.16 Intangible assets

Technology rights and patents

Expenditure on acquired technology rights, patents, trademarks and licenses is capitalized as intangible assets when it is probable that future economic benefits will flow to the group and the cost can be measured reliably. Technology rights and patents with definite useful lives are amortized on a straight-line basis over their estimated useful lives. Technology rights and patents with indefinite useful lives are not amortized until they reach technical feasibility, but tested at least annually for impairment and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable (note 1.17).

Goodwill

Goodwill represents the excess of the acquisition cost over the group’s share of the fair value of the net assets acquired, at the date of acquisition. Goodwill and fair value adjustments relating to acquisitions made prior to January 1, 2005, are treated as assets and liabilities of the group. Goodwill and fair value adjustments relating to subsequent acquisitions are treated as assets and liabilities of the acquired entity. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is considered to have an indefinite useful life and therefore not subject to amortization. Goodwill is carried at cost less accumulated impairment losses and is tested for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill related to acquisitions occurring prior to January 1, 1995 has been fully charged to retained earnings and has not been retroactively capitalized and amortized. Goodwill is allocated to cash-generating units or groups of cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

Software development

Costs associated with developing or maintaining computer software are expensed as incurred. However, costs that are directly associated with an identifiable and unique asset controlled by the group, and that will probably generate economic benefits exceeding costs beyond one year, are capitalized as intangible assets and amortized on a straight-line basis over their useful lives, not exceeding a period of three years. Direct costs include the salaries and wages of the development team and an appropriate portion of relevant overheads.

1.17 Impairment of long-lived assets

Assets that have an indefinite useful life are not subject to amortization and are tested for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to depreciation and amortization (tangible fixed assets and intangible assets with definite useful lives) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset’s net selling price and value in use. Value in use is calculated based on estimated future cash flows expected to result from the use of the asset and its eventual disposition, discounted using an appropriate long-term pre-tax interest rate. For the purposes of assessing impairment, assets are grouped at the lowest levels of cash generating units for which there are separately identifiable cash flows.

1.18 Derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the balance sheet at cost and are subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss is dependent on whether the derivative is designated to hedge a specific risk and qualifies for hedge accounting. The group designates certain derivatives which qualify as hedges for accounting purposes as either a hedge of the fair value of recognized assets or liabilities (fair value hedge) or as a hedge of a forecasted transaction or a firm commitment (cash flow hedge). The group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific assets. The group also documents its assessment, both at the hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values of hedged items.

Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective are recorded in the income statement, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Cash flow hedge

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective are recognized in equity. Where the forecasted transaction or firm commitment results in the recognition of an asset or of a liability, the gains and losses previously included in equity are included in the initial measurement of the asset or liability. Otherwise, amounts recorded in equity are transferred to the income statement and classified as revenue or expense in the same period in which the forecasted transaction affects the income statement.

When a hedging instrument no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time is recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Derivatives that do not qualify for hedge accounting

Certain derivative transactions do not qualify for hedge accounting. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognized immediately in the income statement as part of the financial result. The fair value of publicly traded derivatives is based on quoted market prices at the balance sheet date. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

1.19 Provisions

The group recognizes provisions when a present legal or constructive obligation exists as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. Restructuring provisions are recorded in the period in which management has committed to a plan and it becomes probable that a liability will be incurred and the amount can be reliably estimated. Restructuring provisions comprise lease termination penalties, other penalties and employee termination payments.

1.20 Financial debts

Financial debts are recognized initially at the proceeds received, net of transaction costs incurred. In subsequent periods, financial debts are stated at amortized cost using the effective yield method; any difference between the proceeds and the redemption value is recognized in the income statement in the period of the borrowings. Financial debts are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date. When convertible bonds are issued, the fair value of the liability portion is determined using a market interest rate for an equivalent non-convertible bond; this amount is recorded as a non-current liability on the amortized cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option, which is recognized and included in shareholders’ equity; the value of the conversion option is not changed in subsequent periods. Borrowing costs incurred for the construction of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed.

1.21 Share capital

The authorized and the conditional share capital have been translated into US dollars, for information purposes only, at the appropriate year-end exchange rates. Issued and fully paid share capital has been translated at the prevailing exchange rate on the date of issuance. Treasury shares are presented as a deduction from equity at cost and are presented as separate items within shareholders’ equity. Differences between this amount and the amount received upon reissue are recorded in share premium. Dividends are recorded in the group’s financial statements in the period in which they are approved by the company’s shareholders.

1.22 Segment reporting

The group’s primary reporting format for segment reporting is geographical segments and the secondary reporting format is business segments. Geographical segments provide products or services within a particular economic environment that is subject to risks and returns that are different from those of components operating in other economic environments. The risk and return of the group’s operations are primarily determined by the geographical location of the operations. This is reflected by the group’s organizational structure and internal financial reporting system.

1.23 Comparatives

Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current year. The comparative figures in respect of 2004 and 2003 have been restated to reflect adoption of new and revised accounting standards (note 1.2).

2. Summary of critical accounting estimates and judgments

The group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are described below.

Provisions for sales returns and sales deductions

The group recognizes revenue from product sales upon transfer of significant risks and rewards of ownership to the customer. At the time of sale, the group records estimates for product sales deductions, primarily representing rebates, chargebacks and discounts to government agencies, wholesalers and managed care organizations and estimates for product returns. Provisions for sales returns are based on actual historical returns adjusted for anticipated market and product development. The amount of returns received varies by region and is dependent upon the return policy within a given country, which is based on local industry practice. The group performs periodic quantitative analyses by product for each reserve category to assess whether the current assumptions used to calculate the sales return provisions are valid. The quantitative analyses consider historical rates of returns, inventory, shipment history, estimated levels of product in the distribution channel and other related factors. Provisions for rebates, chargebacks and discounts are calculated based upon historical experience, product growth, anticipated price increases and specific terms in agreements with individual governmental agencies, wholesalers and managed care organizations.

Inventory provisions

Inventory is written off by an amount equal to the difference between the cost of inventory and the net realizable value of the inventory, based upon assumptions about future demand and market conditions. If actual market conditions were less favorable than those projected, the group would have to recognize additional inventory write-downs in the period in which such determination is made.

Impairment of long-lived assets

Long-lived assets are tested or reviewed for impairment in accordance with the accounting policy stated in note 1.17. Considerable management judgment is necessary to identify impairment indicators and to estimate future sales and expenses, which underlie the discounted future cash flow projection. Factors such as changes in the planned use of buildings, machinery and equipment, closing of facilities, lower than anticipated sales for products with capitalized rights, changes in the legal framework covering patents, technology rights or licenses, and denials or delays of regulatory approval of acquired technology rights could result in shortened useful lives or impairment losses to be recognized in the period in which such determination is made.

Income taxes

The group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining provisions for income taxes. Some of these estimates are based on interpretations of existing laws or regulations. Various internal and external factors, such as changes in tax laws, regulations and rates, changing interpretations of existing tax laws or regulations, future level of research and development spending and changes in overall levels of pre-tax income may have favorable or unfavorable effects on the income tax and deferred tax provisions in the period in which such determination is made.

Pension obligations

The group operates a number of defined benefit and defined contribution retirement plans. The expense incurred under the defined benefit retirement plans is based upon statistical and actuarial calculations, and is impacted by assumptions on discount rates used to arrive at the present value of future pension liabilities, expected returns that will be made on existing pension assets, future salary increases as well as future pension increases and statistical based assumptions covering future withdrawals of participants from the plan and estimates of life expectancy. The actuarial assumptions used may differ materially from actual results due to changes in market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants and significantly impact the amount of pension costs and pension liabilities to be recognized in the period in which such determination is made.

3. Acquisitions and disposals

Acquisitions and disposals 2005

On December 21, 2005, the group sold one of its principal operating subsidiaries in the United Kingdom, Bourn Hall Ltd, a clinic specializing in the treatment of infertility disorders. The results and cash flows of the disposal of Bourn Hall Ltd were as follows:

US$000
Net assets disposed of	11,272
Currency translation adjustments	1,038
Total proceeds from disposal	(12,318)
Realized loss on disposal	(8)
Cash proceeds from disposal	9,131
Less: Cash and cash equivalents disposed of	(6,097)
Proceeds from disposal, net of cash disposed of	3,034

In addition, the group sold in 2005 one of its subsidiaries in Australia, specializing in serum purification, for total cash proceeds from disposal of $2.0 million. The carrying value of the net assets disposed of was $1.6 million, resulting in a realized gain on disposal of $0.4 million. There were no acquisitions in 2005.

Acquisitions and disposals 2004

There were no acquisitions or disposals during 2004.

4. Segment information

Primary reporting format – geographical segments

The group operates in five main geographical areas, even though they are managed on a worldwide basis. The geographical areas are based on internal geographical management structures.

		Year ended December 31, 2005
	Notes	Western Europe	North America	Middle East, Africa and Eastern Europe	Asia-Pacific, Oceania and Japan	Latin America	Unallocated(1)	Total
		US$000	US$000	US$000	US$000	US$000	US$000	US$000
Product sales to third parties(2)		1,038,264	848,191	183,829	141,418	127,148	—	2,338,850
Royalty and license income(3)		206,301	2,062	39,138	—	—	—	247,501
Total revenues		1,244,565	850,253	222,967	141,418	127,148	—	2,586,351
Operating (loss)/income(4)		(186,425)	443,361	57,299	46,769	67,869	(98,216)	330,657
Corporate research and development expenses		—	—	—	—	—	(458,176)	(458,176)
Operating loss								(127,519)
Total assets(5)		1,811,074	268,542	79,432	62,745	82,454	1,616,988	3,921,235
Total liabilities(6)		880,721	129,121	57,094	21,221	22,276	639,860	1,750,293
Other segment items
Additions to tangible fixed assets(7)	15	139,818	10,470	184	1,810	625	—	152,907
Additions to intangible assets(7)	16	100,000	—	160	—	—	—	100,160
Total investments in associates	18	5,446	—	—	—	—	—	5,446
Depreciation	15	82,896	9,838	577	991	807	11	95,120
Amortization		40,945	794	—	—	—	—	41,739
Impairment losses	7	(17,973)	—	—	—	—	—	(17,973)
Financial income	6	8,723	1,088	(32)	62	81	49,757	59,679
Financial expense	6	(5,350)	(201)	(740)	(731)	(2,201)	(14,723)	(23,946)
Share of profit/(loss) of associates	18	(579)	—	—	—	—	—	(579)

		Year ended December 31, 2004
	Notes	Western Europe	North America	Middle East, Africa and Eastern Europe	Asia-Pacific, Oceania and Japan	Latin America	Unallocated(1)	Total
		US$000	US$000	US$000	US$000	US$000	US$000	US$000
Product sales to third parties(2)		931,647	837,903	165,157	132,117	111,125	—	2,177,949
Royalty and license income(3)		243,673	6,755	29,673	—	—	—	280,101
Total revenues		1,175,320	844,658	194,830	132,117	111,125	—	2,458,050
Operating income(4)		497,305	450,363	42,972	43,141	52,955	(115,784)	970,952
Corporate research and development expenses		—	—	—	—	—	(459,531)	(459,531)
Operating income								511,421
Total assets(5)		1,905,139	274,235	97,021	68,588	66,506	1,995,356	4,406,845
Total liabilities(6)		999,919	131,384	55,291	30,574	15,605	720,296	1,953,069
Other segment items
Additions to tangible fixed assets(7)	15	137,208	10,421	1,572	1,562	741	—	151,504
Additions to intangible assets(7)	16	67,056	—	—	—	—	—	67,056
Total investments in associates	18	1,596	—	—	—	—	—	1,596
Depreciation	15	84,645	9,341	9,976	1,560	882	18	106,422
Amortization		37,088	794	917	—	—	—	38,799
Financial income	6	13,607	363	449	73	42	53,640	68,174
Financial expense	6	(7,128)	(225)	(279)	(553)	(1,732)	(14,118)	(24,035)
Share of profit/(loss) of associates	18	100	—	—	—	—	—	100

	Year ended December 31, 2003
	Notes	Western Europe US$000	North America	Middle East, Africa and Eastern Europe	Asia-Pacific, Oceania and Japan	Latin America	Unallocated(1)	Total
			US$000	US$000	US$000	US$000	US$000	US$000
Product sales to third parties(2)		796,802	694,257	151,190	116,919	98,841	—	1,858,009
Royalty and license income(3)		149,377	1,283	9,941	7	—	—	160,608
Total revenues		946,179	695,540	161,131	116,926	98,841	—	2,018,617
Operating income(4)		491,511	361,194	38,398	25,314	45,055	(152,698)	808,774
Corporate research and development expenses		—	—	—	—	—	(376,798)	(376,798)
Operating income								431,976
Total assets(5)		1,696,438	153,287	113,650	57,693	51,988	2,503,000	4,576,056
Total liabilities(6)		797,144	102,206	27,133	45,984	12,366	704,966	1,689,799
Other segment items
Additions to tangible fixed assets(7)		170,610	7,957	4,201	1,922	317	38	185,045
Additions to intangible assets(7)		54,982	—	—	—	—	—	54,982
Depreciation		82,363	6,617	4,898	8,618	924	9	103,429
Amortization		30,467	794	917	—	—	—	32,178
Impairment losses	7	(5,929)	—	—	—	—	—	(5,929)
Financial income	6	2,445	378	674	61	73	46,184	49,815
Financial expense	6	(7,062)	(154)	(404)	(560)	(3,303)	(1,480)	(12,963)

The following countries contributed to more than 5% of total revenues, capital expenditures or allocated assets:

	Total revenues(2), (3)			Capital expenditures(7)			Allocated assets(5)
	Year ended December 31			Year ended December 31			As of December 31
	2005	2004	2003	2005	2004	2003	2005	2004
	US$000	US$000	US$000	US$000	US$000	US$000	US$000	US$000
Switzerland	158,477	205,997	115,269	212,215	149,213	155,757	1,166,883	1,222,213
US	767,434	764,580	630,477	8,543	10,303	7,921	246,011	257,942
Germany	252,938	216,454	228,579	585	40	1,213	15,348	15,081
Italy	236,336	181,553	160,526	20,999	42,344	32,066	233,622	298,527
France	152,624	143,416	118,228	2,538	6,200	6,941	64,566	96,485
Other	1,018,542	946,050	765,538	8,187	10,460	36,129	577,817	521,241
Total	2,586,351	2,458,050	2,018,617	253,067	218,560	240,027	2,304,247	2,411,489

(1)     Unallocated items represent income, expenses, assets and liabilities of corporate coordination functions that are not directly attributable to specific geographical segments.

(2)     Product sales to third parties are allocated to the geographical segments based on the country in which the customer is located.

(3)     Royalty and license income are allocated to the geographical segments based on the country that receives the royalty.

(4)     Operating (loss)/income is allocated to the geographical segments as recorded by the legal entities in the respective regions.

(5)     Assets are allocated to the geographical segments in which the assets are located. Unallocated assets represent primarily short-term and long-term available-for-sale financial assets and short-term bank deposits.

(6)     Unallocated liabilities include liabilities related to taxation and a convertible bond.

(7)     Additions to tangible fixed assets are allocated to the geographical segments in which the assets are located. Additions to intangible assets are allocated to the geographical segments in which the intangibles are held.

No other individual country contributed more than 5% of total revenues, capital expenditures or allocated assets.

Secondary reporting format – business segment

The group operates in one business segment, namely human therapeutics. The human therapeutics business comprises over 95% of total revenues and shareholders’ equity of the group. Therefore, results of operations, assets and liabilities, capital expenditures, depreciation and amortization, financial income and expense and impairment losses are reported on a consolidated basis for purposes of business segment reporting.

Product sales by therapeutic area consist of the following:

	Year ended December 31
	2005	2004	2003
	US$000	US$000	US$000
Rebif®	1,269,788	1,090,583	819,376
Novantrone®	23,177	32,371	30,867
Total neurology	1,292,965	1,122,954	850,243
Gonal-f®	546,972	572,710	526,923
Cetrotide®	25,366	24,784	24,840
Crinone®	24,481	19,824	20,790
Ovidrel®	23,793	17,673	12,330
Luveris®	11,223	10,615	10,015
Core infertility portfolio	631,835	645,606	594,898
Metrodin HP®	15,025	15,855	24,760
Profasi®	2,389	6,733	15,376
Pergonal®	261	11,476	45,804
Other products	12,445	12,654	12,069
Total reproductive health	661,955	692,324	692,907
Saizen®	206,471	182,130	151,459
Serostim®	70,392	86,787	88,759
ZorbtiveTM	1,088	835	—
Total growth and metabolism	277,951	269,752	240,218
Raptiva®	33,380	4,906	—
Total dermatology	33,380	4,906	—
Other product sales(8)	72,599	88,013	74,641
Total product sales to third parties	2,338,850	2,177,949	1,858,009

(8)     Other product sales include service revenues. Total service revenues earned in 2005 were $9.4 million (2004: $12.1 million and 2003: $10.9 million).

5. Other operating expense, net

	Year ended December 31
	2005	2004	2003
	US$000	US$000	US$000
Litigation and legal costs(1)	748,934	20,646	25,690
Royalty and license expense	171,242	157,422	120,112
Amortization of technology rights and patents and other intangibles	28,616	30,921	30,425
Fair value of stock options (note 31)	18,941	12,580	2,944
Other	24,415	18,207	23,249
Total other operating expense, net	992,148	239,776	202,420

(1)     Litigation and legal costs reported in 2005 include a charge of $725.0 million to cover the final settlement and related costs of a governmental investigation led by the US Attorney’s office in Boston, Massachusetts into commercial practices related to Serostim®.

6. Financial income, net

	Y ear ended December 31
	2005	2004	2003
	US$000	US$000	US$000
Interest income	59,632	59,383	49,506
Other financial income	47	8,768	309
Fair value gain on interest rate swaps	—	23	—
Financial income	59,679	68,174	49,815
Interest expense	16,872	17,440	4,884
Other financial expense	6,996	6,595	8,079
Fair value loss on interest rate swaps	75	—	—
Financial expense	23,946	24,035	12,963
Foreign currency gains/(losses), net	4,529	19,142	7,166
Total financial income, net	40,262	63,281	44,018

7. Other income/(expense), net

	Year ended December 31
	2005	2004	2003
	US$000	US$000	US$000
Realized gains on disposal of available-for-sale financial assets	32,060	—	—
Realized loss on disposal of available-for-sale financial asset	—	—	(4,458)
Impairment losses on available-for-sale financial assets	(17,973)	—	(5,929)
Other income/(expense)	1,349	(629)	817
Total other income/(expense), net	15,436	(629)	(9,570)

Other income/(expense), net includes transactions that are outside the core group business such as non-operating realized gains and losses on disposal of available-for-sale equity investments, impairment losses on available-for-sale equity investments, donations to charitable and other foundations, rental income and expense earned and paid on certain leases.

8. Personnel costs

	Year ended December 31
	2005	2004	2003
	US$000	US$000	US$000
Salaries and wages	438,742	407,541	340,807
Social benefits and other	240,325	203,829	167,398
Total personnel costs	679,067	611,370	508,205

As of December 31, 2005, there were 4,750 employees (2004: 4,902 employees and 2003: 4,577 employees) within the group.

9. Taxes

The (loss)/income before taxes, reduced by capital and other taxes, consists of the following:

	Year ended December 31
	2005	2004	2003
	US$000	US$000	US$000
Switzerland	(518,178)	71,971	333,634
Foreign	431,383	488,622	116,959
Total (loss)/income before taxes, reduced by capital and other taxes	(86,795)	560,593	450,593

Total tax expense consists of the following:

	Year ended December 31
	2005	2004	2003
	US$000	US$000	US$000
Switzerland	(2,834)	30,315	40,050
Foreign	52,061	61,074	10,513
Total current income taxes	49,227	91,389	50,563
Switzerland	(58,583)	(14,352)	7,545
Foreign	27,853	2,228	(4,892)
Total deferred income taxes	(30,730)	(12,124)	2,653
Total income taxes	18,497	79,265	53,216
Capital and other taxes	14,395	13,580	15,831
Total tax expense	32,892	92,845	69,047

The group has operations in various countries that have differing tax laws and rates. Consequently, the effective tax rate on consolidated income may vary from year to year, according to the source of earnings. The effective income tax rate is calculated by dividing the income tax expense by the (loss)/income before taxes reduced by capital and other taxes. Reconciliation between the reported income tax expense and the amount computed using a basic Swiss statutory corporate tax rate of 30% is as follows:

	Y ear ended December 31
	2005	2004	2003
	%	%	%
Corporate tax rate	30.0	30.0	30.0
Effect of tax rates different from 30%	(14.1)	(11.5)	(15.9)
Effect of utilizing prior periods’ tax losses not previously recognized	(1.2)	(0.7)	—
Effect of current year’s losses not yet recognized	1.3	0.5	1.4
Effect of adjustments recognized in the period for current tax of prior periods	(3.2)	(4.9)	(6.2)
Effect of legal charge(1)	(34.3)	—	—
Other, net	0.2	0.7	2.5
Effective tax rate	(21.3)	14.1	11.8

(1)     Litigation and legal costs to cover the final settlement and related costs of a governmental investigation led by the US Attorney’s office in Boston, Massachusetts into commercial practises related to Serostim®.

Tax losses carried forward for income tax purposes by expiring date are as follows:

US$000
2006	10,341
2007	8,362
2008	13,077
2009	—
2010	22
Thereafter	669,680
Total	701,482

As of December 31, 2005, tax losses available for carry-forward that have not been recognized due to uncertainty of their recoverability amount to $121.3 million (2004: $49.3 million).

10. (Loss)/earnings per share

Basic (loss)/earnings per share

Basic (loss)/earnings per share is calculated by dividing the net (loss)/income attributable to equity holders of Serono S.A. by the weighted average number of shares outstanding during the year. The number of outstanding shares is calculated by deducting the average number of shares purchased and held as treasury shares from the total of all issued shares. As each American depositary share represents ownership interest in one fortieth of a bearer share, basic and diluted (loss)/earnings per American depositary share is calculated as one fortieth of the basic and diluted (loss)/earnings per bearer share.

	Year ended December 31
	2005	2004	2003
	US$000	US$000	US$000
Net (loss)/income attributable to bearer equity holders of Serono S.A.	(74,033)	341,353	286,574
Net (loss)/income attributable to registered equity holders of Serono S.A.	(32,081)	138,322	110,476
Total net (loss)/income attributable to the equity holders of Serono S.A.	(106,114)	479,675	397,050
Weighted average number of bearer shares outstanding	10,166,057	10,871,187	11,427,194
Weighted average number of registered shares outstanding	11,013,040	11,013,040	11,013,040

	Year ended December 31
	2005	2004	2003
	US$	US$	US$
Basic (loss)/earnings per share
Bearer shares	(7.28)	31.40	25.08
Registered shares	(2.91)	12.56	10.03
American depositary shares	(0.18)	0.78	0.63

Diluted (loss)/earnings per share

For diluted (loss)/earnings per share, the weighted average number of bearer shares outstanding is adjusted to assume conversion of all potential dilutive shares arising from outstanding stock options and the convertible bond.

For stock options, a calculation is made to determine the number of shares that could have been acquired at fair value based on proceeds from the exercise of stock options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the stock options.

The difference is added to the denominator as additional shares for no consideration. There is no adjustment made to the numerator. In 2005, no share equivalents (2004: 25,542 bearer shares and 2003: 25,696 bearer shares) arising from stock options granted to employees and directors were included in calculating diluted(loss)/earnings per share.

For the convertible bond, the number of shares into which the bond is assumed to be fully convertible is added to the denominator. The numerator is increased by eliminating the interest expense, net of tax, which would not be incurred if the bond were converted. The effect of the convertible bond was excluded from the calculation of diluted (loss)/earnings per share in 2005, 2004 and 2003 as it was anti-dilutive.

	Year ended December 31
	2005	2004	2003
	US$000	US$000	US$000
Net (loss)/income attributable to bearer equity holders of Serono S.A.	(74,033)	341,583	286,753
Net (loss)/income attributable to registered equity holders of Serono S.A.	(32,081)	138,092	110,297
Total net (loss)/income attributable to the equity holders of Serono S.A.	(106,114)	479,675	397,050
Weighted average number of bearer shares outstanding	10,166,057	10,896,729	11,452,890
Weighted average number of registered shares outstanding	11,013,040	11,013,040	11,013,040

	Y ear ended December 31
	2005	2004	2003
	US$	US$	US$
Diluted (loss)/earnings per share
Bearer shares	(7.28)	31.35	25.04
Registered shares	(2.91)	12.54	10.02
American depositary shares	(0.18)	0.78	0.63

11. Cash and cash equivalents

	As of December 31
	2005	2004
	US$000	US$000
Cash at bank and on hand	82,633	63,233
Short-term bank deposits	276,220	212,746
Total cash and cash equivalents	358,853	275,979

Short-term bank deposits are mainly denominated in US dollars with an original maturity of three months or less from the date of acquisition. All funds are placed with banks with a high credit rating (minimum rating A). The average effective interest rate on short-term bank deposits was 4.12% (2004: 2.04%) and these deposits have an average maturity of three days (2004: three days) as of December 31, 2005.

12. Trade accounts receivable

	As of December 31
	2005	2004
	US$000	US$000
Trade accounts receivable, gross	408,668	434,072
Provision for impairment	(6,310)	(6,137)
Total trade accounts receivable	402,358	427,935

The group sells its products worldwide through major wholesale distributors and direct to clinics and hospitals. There is no concentration of credit risk with respect to trade accounts receivable as the group has a large number of internationally dispersed customers.

13. Inventories

	As of December 31
	2005	2004
	US$000	US$000
Raw materials	39,150	57,463
Work-in-progress	119,981	180,039
Finished goods	89,345	89,435
Total inventories	248,476	326,937

Included in inventories as of December 31, 2005 are $20.5 million (2004: $26.6 million) of inventory provisions. Inventory write-downs recognized as cost of product sales in 2005 amounted to $15.4 million (2004: $8.3 million). Inventories recognized as an expense during the period amount to $274.2 million (2004: $314.3 million).

14. Prepaid expenses and other current assets

	As of December 31
	2005	2004
	US$000	US$000
Accrued royalty income	84,648	75,296
VAT receivable	44,791	50,640
Accrued interest income	22,812	41,483
Prepaid expenses	21,748	31,508
Fair value of derivative instruments (note 34)	8,222	17,245
Other	16,968	21,033
Total prepaid expenses and other current assets	199,189	237,205

15. Tangible fixed assets

	Land and buildings	Machinery and equipment	Furniture and fixtures	Leasehold improvements	Construction in progress	Total 2005	T otal 2004
	US$000	US$000	US$000	US$000	US$000	US$000	US$000
Cost
As of January 1	517,657	634,046	32,689	75,238	195,971	1,455,601	1,327,987
Reclassifications(1)	19,166	55,333	352	665	(75,516)	—	—
Additions (note 4)	3,416	25,535	1,455	4,513	117,988	152,907	151,504
Disposals(2)	(598)	(46,006)	(2,110)	(8,656)	(44)	(57,414)	(133,099)
Currency adjustments	(70,959)	(89,157)	(2,946)	(7,269)	(23,124)	(193,455)	109,209
As of December 31	468,682	579,751	29,440	64,491	215,275	1,357,639	1,455,601
Accumulated depreciation
As of January 1	151,137	420,861	22,756	60,969	—	655,723	626,534
Depreciation (note 4)	15,653	66,633	2,518	10,316	—	95,120	106,422
Disposals(2)	(67)	(43,076)	(1,743)	(8,108)	—	(52,994)	(126,546)
Currency adjustments	(21,150)	(57,822)	(2,276)	(5,392)	—	(86,640)	49,313
As of December 31	145,573	386,596	21,255	57,785	—	611,209	655,723
Net book value as of December 31	323,109	193,155	8,185	6,706	215,275	746,430	799,878

Net book value under finance lease contracts						126	502
Net book value of assets held for disposal						699	6,051
Capitalized borrowing costs (capitalization rate of 1.24% and 0.95%, respectively)						2,900	1,389
Tangible fixed assets pledged as security against long-term financial debts and certain unused line of credits						26,434	30,718
Capital commitments (note 33)						72,730	180,937

Balances as of December 31, 2004 and movements in tangible fixed assets were as follows:

	Land and buildings	Machinery and equipment	Furniture and fixtures	Leasehold improvements	Construction in progress	Total 2004
	US$000	US$000	US$000	US$000	US$000	US$000
Cost
As of January 1	447,698	585,209	36,620	80,964	177,496	1,327,987
Additions (note 4)	52,592	80,589	1,313	8,628	8,382	151,504
Disposals(2)	(27,054)	(80,178)	(7,028)	(18,807)	(32)	(133,099)
Currency adjustments	44,421	48,426	1,784	4,453	10,125	109,209
As of December 31	517,657	634,046	32,689	75,238	195,971	1,455,601
Accumulated depreciation
As of January 1	145,732	390,223	23,538	67,041	—	626,534
Depreciation (note 4)	16,551	76,650	4,717	8,504	—	106,422
Disposals(2)	(22,663)	(79,169)	(6,891)	(17,823)	—	(126,546)
Currency adjustments	11,517	33,157	1,392	3,247	—	49,313
As of December 31	151,137	420,861	22,756	60,969	—	655,723
Net book value as of December 31	366,520	213,185	9,933	14,269	195,971	799,878

(1)     Reclassifications between various tangible fixed asset categories as a result of completion of construction in progress.

(2)     Disposals include fully depreciated tangible fixed assets of $8.3 million in 2005 (2004: $70.3 million), which have been retired from active use.

16. Intangible assets

	T echnology rights and patents	Goodwill(1)	Software development	Other intangible	Total 2005	Total 2004
	US$000	US$000	US$000	US$000	US$000	US$000
Cost
As of January 1	337,507	84,125	75,094	9,934	506,660	451,973
Additions (note 4)	85,638	—	14,328	194	100,160	67,056
Disposals	—	—	(2,146)	—	(2,146)	(47)
Currency adjustments	(5,202)	—	(11,395)	(1,400)	(17,997)	8,054
As of December 31	417,943	84,125	75,881	8,728	586,677	527,036
Accumulated amortization
As of January 1	178,920	—	27,599	9,934	216,453	192,347
Amortization(2)	28,394	—	13,121	194	41,709	38,771
Disposals	—	—	(2,146)	—	(2,146)	—
Currency adjustments	(4,693)	—	(4,628)	(1,400)	(10,721)	5,711
As of December 31	202,621	—	33,946	8,728	245,295	236,829
Net book value as of December 31	215,322	84,125	41,935	—	341,382	290,207

Net book value of technology rights with indefinite useful lives					84,539	—
Net book value of internally generated capitalized technology rights and patents					5,349	7,347
Net book value of internally generated capitalized software development costs					10,341	5,955

Balances as of December 31, 2004 and movements in intangible assets were as follows:

	Technology rights and patents	Goodwill	Software development	Other intangible	Total 2004
	US$000	US$000	US$000	US$000	US$000
Cost
As of January 1	287,395	104,501	51,137	8,940	451,973
Transfers	115	—	—	(115)	—
Additions (note 4)	48,987	—	17,830	239	67,056
Disposals	(47)	—	—	—	(47)
Currency adjustments	1,057	—	6,127	870	8,054
As of December 31	337,507	104,501	75,094	9,934	527,036
Accumulated amortization
As of January 1	151,191	15,284	17,403	8,469	192,347
Transfers	115	—	—	(115)	—
Amortization(2)	24,964	5,092	7,877	838	38,771
Disposals	—	—	—	—	—
Currency adjustments	2,650	—	2,319	742	5,711
As of December 31	178,920	20,376	27,599	9,934	236,829
Net book value as of December 31	158,587	84,125	47,495	—	290,207

(1)     In accordance with the requirements of IFRS 3, the group has eliminated the accumulated amortization of goodwill as of January 1, 2005 with a corresponding decrease in cost of goodwill.

(2)     Amortization of intangible assets is included within both other operating expense, net and selling, general and administrative expense.

Impairment tests for goodwill and technology rights with indefinite useful lives

For the purpose of impairment testing, goodwill acquired in a business combination and technology rights with indefinite useful lives acquired as part of in-licensing collaborative agreements are allocated to the cash generating units or groups of cash generating units that are expected to benefit from that business combination or collaborative agreement. For impairment testing, the recoverable amount of goodwill and technology rights with indefinite useful lives allocated to a cash generating unit (higher of the cash generating unit’s fair value less selling costs and its value in use) is compared to the carrying amount of the corresponding goodwill and technology rights assigned to the cash generating unit. Value in use is normally assumed to be higher than the fair value less selling costs, therefore, fair value less selling costs is only investigated when value in use is lower than the carrying amount of the cash generating unit. The value in use is calculated based on estimated future cash flow projections expected to result from the use of the cash generating unit, discounted using an appropriate long-term pre-tax discount rate. Goodwill from the acquisition of Serono Genetics Institute S.A., a genomics-based biotechnology company, was allocated at acquisition to the acquired genomics discoveryplatform which has been fully integrated into the group’s research operations. Technology rights with indefinite useful lives acquired as part of in-licensing collaborative agreements were allocated to the group’s research operations.

An allocation of the carrying amount of goodwill and technology rights with indefinite useful lives as of December 31, 2005 to the cash generating units and key assumptions used for the value in use calculations is presented below:

Cash generating unit	Carrying amount of goodwill	Carrying amount of technology rights with indefinite useful lives	Discount rate in %	Projection period in years	Long-term growth rate in %	Budgeted net margin in %
	US$000	US$000
Inter-Lab Ltd	11,024	—	10	7	4.5	33
Human therapeutics	73,101	84,539	10	5	—	—
Total	84,125	84,539

The value in use calculations use cash flow projections based on financial budgets and models over the projection period. The growth rates used are based on industry growth forecasts. The discount rates used are based on the weighted average cost of capital.

17. Deferred taxes

	As of December 31
	Deferred tax assets 2005	Deferred tax liabilities 2005	Deferred tax assets 2004	Deferred tax liabilities 2004
	US$000	US$000	US$000	US$000
Tax losses carried forward	52,034	—	28,343	—
Various research and development tax credits carried forward	25,172	—	25,767	—
Depreciation and amortization	24,777	8,203	36,817	4,723
Inventories	101,660	19,097	95,556	29,745
Other	21,136	(8,984)	14,539	(10,226)
Total deferred taxes	224,779	18,316	201,022	24,242

The gross movements in the deferred tax assets and liabilities during 2005 and 2004 are as follows:

	Tax losses carried forward	Various research and development tax credits carried forward	Depreciation and amortization	Inventories	Other	2005	2004
	US$000	US$000	US$000	US$000	US$000	US$000	US$000
Deferred tax assets
As of January 1	28,343	25,767	36,817	95,556	14,539	201,022	174,146
Charged to the income statement	26,889	(674)	(13,662)	6,916	7,494	26,963	25,170
Currency adjustments	(3,198)	79	1,622	(812)	(897)	(3,206)	1,706
As of December 31	52,034	25,172	24,777	101,660	21,136	224,779	201,022
Deferred tax liabilities
As of January 1	—	—	4,723	29,745	(10,226)	24,242	15,919
Charged to the income statement	—	—	2,207	(6,755)	790	(3,758)	7,685
Currency adjustments	—	—	1,273	(3,893)	452	(2,168)	638
As of December 31	—	—	8,203	19,097	(8,984)	18,316	24,242

Other deferred tax assets and liabilities are stated net of any deferred tax assets and liabilities that have been offset against each other and the amount may therefore become negative. The potential for offsetting deferred tax assets and liabilities is limited to those arising within the same tax jurisdiction. No deferred taxes have been charged or credited to shareholders’ equity in 2005 and 2004. Deferred tax assets and deferred tax liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred taxes relate to the same tax jurisdiction.

Deferred tax assets relating to unused tax losses and deductible temporary differences have been recognized to the extent that it is probable that future taxable profits will be available to utilize such losses and temporary differences.

Deferred tax liabilities have not been recognized for undistributed earnings if such undistributed earnings are deemed to be permanently reinvested. As of December 31, 2005, unremitted earnings of subsidiaries considered permanently invested, for which deferred income taxes estimated at $0.9 million (2004: $0.1 million) have not been provided, were approximately $2.8 million (2004: $0.7 million).

18. Investments in associates

The group has the following investments in associates, which are accounted for using the equity method. None of these investments is publicly quoted.

			Carrying values as of December 31		Income statements effect for the year ended December 31
Name of company	Principal activity	% of voting power held	2005	2004	2005	2004
			US$000	US$000	US$000	US$000
I-Solutions S.A., Switzerland	IT service company	25%	454	490	35	—
NovImmune S.A., Switzerland	Drug development company	16%	4,992	—	(699)	—
Cansera International Inc., Canada	Supplier of animal sera, media and culture products	33%	—	1,106	85	100
Total investments in associates			5,446	1,596	(579)	100

Although the group holds less than 20% of the voting power of NovImmune S.A., the group exercises significant influence as a member of Serono’s Board of Directors serves as Chief Scientific Officer and Chairman of the Board of Directors of NovImmune S.A. Investments in associates include goodwill of $0.4 million as of December 31, 2005 (2004: $0.4 million).

In 2005, the group sold its investment in associate in Cansera International Inc., a Canadian company specializing in sterile animal serum and cell culture products, resulting in a realized gain on disposal of $0.1 million.

19. Financial assets

	As of December 31
	Cost 2005	Gross unrealized gains 2005	Gross unrealized losses 2005	Total 2005	Total 2004
	US$000	US$000	US$000	US$000	US$000
Available-for-sale equity securities	119,876	20,443	—	140,319	149,588
Available-for-sale debt securities	1,172,738	362	(11,331)	1,161,769	1,563,196
Total available-for-sale financial assets	1,292,614	20,805	(11,331)	1,302,088	1,712,784

Classification in the consolidated balance sheets
Short-term available-for-sale financial assets				565,545	784,999
Long-term available-for-sale financial assets				736,543	927,785

The group’s financial assets primarily include deposits with prime banks, investments in short-term money market funds, and rated bonds denominated in US dollar with maturities up to four years. Equity security investments are typically related to collaborative agreements with other biotechnology and research companies. The weighted average effective interest rate on the available-for-sale debt securities was 2.82% in 2005 (2004: 2.58%). The fair value exposure of available-for-sale debt securities as of December 31, 2005 to interest rate changes would indicate a $12.9 million decrease in the fair value of available-for-sale debt securities assuming a one percent unfavorable increase in interest rates. Available-for-sale financial securities of $1,299.8 million (2004: $1,710.1 million) are traded in active markets and their fair value is determined by reference to stock exchange quoted bid prices.

Included in available-for-sale securities are securities that have been lent to various banks under security lending arrangements. These securities, coordinated by the custodian bank, are made to high quality counterparties with a minimum rating of A, and against collateral with a value of at least 105% of the advanced security and of comparable credit quality. The total amount outstanding under these arrangements was $49.0 million in 2005 and $49.3 million in 2004.

20. Trade and other payables

	As of December 31
	2005	2004
	US$000	US$000
Trade accounts payable	59,360	94,140
Payroll related	107,479	122,651
Accrued expenses	176,686	209,825
Total trade and other payables	343,525	426,616

21. Financial debts

	Weighted average interest rate		As of December 31
	2005	2004	2005	2004
	%	%	US$000	US$000
Mortgage notes	1.53	1.45	13,050	16,925
Bank loans	1.24	1.30	177,172	123,041
CHF600.0 million 0.5% senior unsubordinated convertible bond 2003/2008 (note 22)	3.03	3.03	447,365	507,790
Capital lease obligation	—	—	21	138
Total debts, long-term and current portion	—	—	637,608	647,894
Less current portion of long-term debts	—	—	(2,569)	(7,002)
Total long-term financial debts	—	—	635,039	640,892
Bank advances	11.76	5.84	26,035	27,525
Current portion of long-term debts	—	—	2,569	7,002
Total short-term financial debts	—	—	28,604	34,527

Breakdown by maturities
2005			—	7,002
2006			2,569	119,086
2007			176,362	1,983
2008			449,222	509,779
2009			1,748	1,864
2010			1,740	1,864
Thereafter			5,967	6,316
Total debts, long-term and current portion			637,608	647,894

Total amount of secured financial debts			26,434	18,977
Unused lines of credit for short-term financing			250,051	365,325

The fair value of long-term financial debts, excluding the convertible bond, was $187.3 million and $132.3 million as of December 31, 2005 and 2004, respectively. The carrying amounts of bank advances approximate their fair values. The fair values are based on future cash flows using market rate of interests for borrowings with similar credit status and maturities. The percentage of fixed rate financial debts to total financial debts, excluding the convertible bond, was 8.2% and 17.1% as of December 31, 2005 and 2004, respectively. The fair value exposure of financial debts as of December 31, 2005 to interest rate changes would indicate a $14.3 million increase in the fair value of financial debts assuming a one percent unfavorable decrease in interest rates. Financial debts include only general default conditions, without specific financial covenants. The group is not in default with respect to any of its loan or debt facilities.

Future minimum lease payments under finance leases are as follows:

US$000
2006	22
2007	—
2008	—
2009	—
2010 and thereafter	—
Total minimum lease payments	22
Less amount representing interest	(1)
Present value of net minimum lease payments	21

22. Convertible bond

	2005	2004
	US$000	US$000
Face value of convertible bond issued on November 26, 2003	465,261	465,261
Transactions costs	(6,611)	(6,611)
Equity conversion component (note 30)	(24,605)	(24,605)
Liability component on initial recognition on November 26, 2003	434,045	434,045
Cumulative interest expense	29,134	14,878
Cumulative interest paid	(5,029)	(2,629)
Cumulative translation adjustment	(10,785)	61,496
Liability component as of December 31 (note 21)	447,365	507,790

In 2003, the group issued 120,000 0.50% senior unsubordinated convertible bonds at a nominal value of CHF600.0 million. Each bond has a nominal value of CHF5,000 and is convertible into Serono S.A. bearer shares at the rate of 3.533 bearer shares per bond or at an initial conversion price of CHF1,415 per share and will mature in 2008. The bond has a conversion price of CHF1,497 based on its redemption value of CHF634.8 million. The source of the shares is a combination of treasury shares and conditional share capital. The bond is callable after November 30, 2006 subject to a 115% provisional call hurdle of the accreted principal amounts. If not converted prior to the date of maturity, the bonds will be redeemed at 105.8% of their face amount. Interest expense on the bond is calculated on the effective yield basis using an effective interest rate of 3.03%. The fair value of the convertible bond as of December 31, 2005 based on quoted market prices was $467.9 million (2004: $523.2 million).

23. Provisions

	Short-term	Other short-term	Total short-term	Long-term	Total	Total
	legal provisions	provisions	provisions	legal provisions	2005	2004
	US$000	US$000	US$000	US$000	US$000	US$000
As of January 1	2,747	20,701	23,448	100,244	123,692	94,713
Additions	725,410	26,199	751,609	22,009	773,618	66,279
Releases	—	(3,177)	(3,177)	(264)	(3,441)	(23,185)
Cash payments	(724,962)	(16,161)	(741,123)	(13,382)	(754,505)	(15,175)
Currency adjustments	(173)	(1,293)	(1,466)	—	(1,466)	1,060
As of December 31	3,022	26,269	29,291	108,607	137,898	123,692
Classification in the consolidated balance sheets
Provisions – current					29,291	23,448
Provisions – noncurrent					108,607	100,244

Balances as of December 31, 2004 and movements in provisions were as follows:

	Short-term	Other short-term	Total short-term	Long-term	Total
	legal provisions	provisions	provisions	legal provisions	2004
	US$000	US$000	US$000	US$000	US$000
As of January 1	19,169	12,522	31,691	63,022	94,713
Additions	94	24,963	25,057	41,222	66,279
Releases	(16,450)	(2,735)	(19,185)	(4,000)	(23,185)
Cash payments	(155)	(15,020)	(15,175)	—	(15,175)
Currency adjustments	89	971	1,060	—	1,060
As of December 31	2,747	20,701	23,448	100,244	123,692

Legal provisions and proceedings

The group is party to various legal proceedings, including alleged breach of contract and patent infringement cases and other matters. In the opinion of management, the aggregate impact beyond current provisions of these and other legal matters affecting the group may be material to the group’s results of operations, cash flows and to its financial condition.

Interpharm Laboratories Ltd and other group affiliates are defendants in a lawsuit, filed by the Israel BioEngineering Project Limited Partnership (“IBEP”) in 1993 in the District Court of Tel Aviv-Jaffa, Israel, concerning certain proprietary rights and royalty rights and other claims of IBEP arising out of funding provided for the development of recombinant human interferon beta as well as certain other products in the early to mid-1980s. The trial of the ownership and contractual preliminary issues has started in 2002 and is expected to continue through 2006. In 2002, IBEP sued Amgen Inc., Immunex Corporation, and Wyeth in United States District Court in Los Angeles, California, alleging that the product Embrel® infringes IBEP’s asserted rights under a patent known as the “701 patent” issued to Yeda Research and Development Co. Ltd (“Yeda”) and exclusively licensed to the group. Yeda joined as a defendant and on February 18, 2004, the United States District Court granted Yeda’s motion for summary judgment declaring that Yeda was the rightful owner of the 701 patent. IBEP appealed the decision granting Yeda’s summary judgment motion to the US District Court of Appeals for the Federal Circuit. The US District Court of Appeals for the Federal Court affirmed the decision in part and denied the decision in part. The remaining issues were remanded to the US District Court in Los Angeles for further deliberations. InterLab Ltd and Serono International S.A. joined as interveners on March 15, 2005. Each of the defendants and interveners then filed a motion for summary judgment with the US District Court in Los Angeles. On December 21, 2005, the US District Court granted Yeda’s motion for summary judgment declaring that since at most IBEP can own partial interest in the 701 patent, it lacks prudential standing to sue for infringement. IBEP will have to decide whether or not to file an appeal. On January 18, 2005, IBEP filed a new lawsuit in Israel against InterLab Ltd, Serono S.A. and Serono International S.A. The claim relates to IBEP’s request to receive additional money in connection with license fees received by InterLab pursuant to an agreement with Knoll AG. In practice, IBEP receives its share out of the license fees received from Knoll only after a 25% deduction of commission paid to Serono International S.A. (the “Serono Commission”). IBEP claims to be entitled to 50% of the Serono Commission.

In 1996, one of Serono’s Italian subsidiaries entered into an agreement with an Italian company, Italfarmaco S.p.A., for the comarketing of recombinant interferon beta-1a in Italy. Italfarmaco terminated the contract at the end of 1999, alleging breach by Serono’s subsidiary of its obligations, and initiated proceedings before the International Chamber of Commerce International Court of Arbitration in Milan, Italy, asking for the payment of damages, including loss of profit and business opportunities. Serono filed a counterclaim alleging Italfarmaco’s default in the execution of the agreement and claiming monetary damages. The Arbitration Panel has appointed a Technical Expert to gain knowledge of the market, products, competitors, cost of product and hypothetical cost of product commercialization for Italfarmaco. The Technical Expert has to answer the Panel Arbitration’s queries by May 15, 2006.

Serono’s principal US subsidiary, Serono Inc., received a subpoena in 2001 from the US Attorney’s office in Boston, Massachusetts requesting that it produce documents for the period from 1992 forward relating to Serostim®. During 2002, Serono Inc. also received subpoenas from the states of California, Florida, Maryland and New York, which mirror the requests in the US Attorney’s subpoena. Other pharmaceutical companies have received similar subpoenas as part of an ongoing, industry-wide investigation by the states and the federal government into sales, marketing and other practices. These investigations seek to determine whether such practices violated any laws, including the Federal False Claims Act or the US Food, Drug and Cosmetic Act or constituted fraud in connection with Medicare and/or Medicaid reimbursement to third parties. Serono cooperated fully with the investigation and agreed to settle this dispute in October 2005. Under the terms of the settlement agreement, approximately $724.9 million was paid as a comprehensive settlement with federal and state governments and to cover related costs. Serono’s US holding company, Serono Holding Inc., also entered into a Corporate Integrity Agreement with the Office of Inspector General of the US Department of Human Health Services in connection with the investigation.

Serono Inc. has been named as a defendant, along with multiple other pharmaceutical companies, in lawsuits seeking damages as a result of the reporting of allegedly inflated average wholesale prices and best price for drugs reimbursed under state and county Medicaid programs. The cases were filed by New York City and New York counties and have been consolidated in a multi-district litigation proceeding in federal district court in Boston, MA. The case filed by Erie County was recently remanded to the Erie County Supreme Court in the State of New York. Serono Inc. and Serono International S.A. have also been served with a similar complaint from the state of Mississippi. The parties are still engaged in preliminary motion practice and the company has not yet filed an answer. The group intends to vigorously defend these lawsuits. The final settlement or adjudication of these cases could have a material adverse effect on the operations or financial condition of the company. The company cannot predict the timing of the resolution of these cases or ultimate outcome.

In September 2005, the Government Employees Hospital Association (“GEHA”), a health insurance plan, filed a purported class action on behalf of third party payors and individual consumers against Serono Inc. and Serono International S.A. alleging that Serono Inc. and Serono International S.A. inflated the average wholesale price (AWP) of certain products, and that this inflation caused GEHA to overpay for those products. In November 2005, GEHA filed an amended complaint alleging, in addition to its average wholesale price claims, that Serono illegally promoted and marketed Serostim®. On February 22, 2006, GEHA requested (and Serono consented to) permission from the court to file a Second Amended Class Action Complaint and provided a copy of that proposed complaint to the company. The proposed Second Amended Complaint adds another plaintiff, District Council 37 Health & Security Plan Trust (alleged to be a third party payor of prescriptions for its members), does not contain any AWP claims, alleges that Serono illegally promoted and marketed Serostim®, and alleges that Serono used improper and inappropriate sales and marketing practices to increase the sales of other Serono products, including Cetrotide®, Crinone®, Gonalf®, Fertinex®, Ovidrel®, Pergonal®, Profasi®, Rebif®, and Saizen®. The allegations in the proposed Second Amended Complaint concerning Serostim® are drawn from the government investigation of Serostim® discussed above. The proposed Second Amended Complaint alleges eight counts: (1) violation of 18 U.S.C. § 1962(C) (civil RICO); (2) violation of 18 U.S.C. § 1962(C) (civil RICO); (3) violation of 18 U.S.C. § 1962(D) (civil RICO conspiracy); (4) civil conspiracy; (5) violation of the Massachusetts Consumer Protection Act; (6) violation of consumer protection statutes of 44 states and the District of Columbia; (7) common law fraud; and (8) unjust enrichment. The parties are still engaged in preliminary motion practice and the group has not yet filed an answer.

The group intends to vigorously defend the lawsuit. The final settlement or adjudication of this matter could have a material adverse effect on the operations or financial condition of the company. The company cannot predict the timing of the resolution of this matter or ultimate outcome.

Starting in March 2005, the Southeast Regional Office of the US Securities and Exchange Commission (the “SEC”) has sent to Serono S.A. several requests for document production pertaining to various disclosures and accounting issues for the period from 2002 to 2005. Serono is fully cooperating with this informal investigation.

Serono International S.A. and one of its affiliates were listed in the report published on October 27, 2005 by the Independent Inquiry Committee into the United Nations Oil-For-Food Programme (known as the “Volcker Report”). Following such publication, the Swiss authorities have referred the matter to the Swiss Attorney General for further investigation and possibly, criminal prosecution. Serono has not yet received any request from the Swiss Attorney General.

24. Other current liabilities

	As of December 31
	2005	2004
	US$000	US$000
Royalty payables	57,888	56,254
Shortterm collaboration payables	43,432	38,655
VAT payable	22,224	11,378
Employee Share Purchase Plan	21,940	17,604
Fair value of derivative instruments (note 34)	14,186	10,678
Taxes other than income taxes	14,078	42,596
Other	9,648	7,458
Total other current liabilities	183,396	184,623

25. Other long-term liabilities

	As of December 31
	2005	2004
	US$000	US$000
Long-term collaboration payables	58,828	66,744
Pension liabilities (note 26)	50,300	59,805
Fair value of derivative instruments (note 34)	19,483	13,717
Staff leaving indemnities(1)	14,861	16,397
Other	4,993	4,821
Total other long-term liabilities	148,465	161,484

(1)     The liability for staff leaving indemnities represents amounts payable to employees upon termination of their employment under provisions of the Italian and Israeli civil codes and collective labor contracts.

26. Retirement pension plans

Substantially all employees of the group are covered by defined benefit, defined contribution, insured or state pension plans. Pension costs in 2005 amounted to $27.5 million (2004: $24.7 million and 2003: $19.1 million). Included in pension cost is the amount of $10.8 million (2004: $9.3 million and 2003: $6.3 million), which represents contributions to defined contribution plans. The group funds these plans with amounts consistent with the local funding requirements, laws and regulations. The status and the amounts recognized in the consolidated balance sheets and consolidated income statements for the defined benefit plans, of which Switzerland, the United States, Japan and Mexico are participants, are as follows:

	As of December 31
	2005	2004
	US$000	US$000
Present value of funded obligations	210,255	205,090
Fair value of plan assets	194,050	186,774
Funded status	16,205	18,316
Unrecognized actuarial gain	34,095	41,489
Total pension liabilities	50,300	59,805

	Year ended December 31
	2005	2004	2003
	US$000	US$000	US$000
Current service cost	19,238	17,529	14,960
Interest cost	8,338	7,913	6,014
Expected return on plan assets	(9,251)	(8,609)	(6,762)
Amortization of unrecognized actuarial gain	(1,605)	(1,453)	(1,342)
Total pension costs	16,720	15,380	12,870

Of the total pension costs, $9.5 million were included in selling, general and administrative expenses, $5.5 million were included in research and development expenses and $1.7 million were included in cost of product sales expenses. Defined benefit obligations and related costs for defined benefit plans are based upon valuations performed annually by independent actuaries. Plan assets are recorded at fair values. The actual return on plan assets in 2005 was a gain of $16.7 million (2004: gain of $11.2 million and 2003: gain of $12.9 million).

The movements in the pension liabilities recognized in the consolidated balance sheets are as follows:

	2005	2004
	US$000	US$000
As of January 1	59,805	55,263
Pension cost	16,720	15,380
Contributions paid	(18,486)	(15,198)
Currency adjustments	(7,739)	4,360
As of December 31	50,300	59,805

Principal weighted average actuarial assumptions used for accounting purposes are:

	Year ended December 31
	2005	2004
	%	%
Discount rate	3.81	4.03
Expected return on plan assets	5.24	5.19
Future salary increases	2.66	2.69
Future pension increases	3.56	3.76

The expected return on plan assets was determined based on historical benchmarks for returns in the plan asset portfolio as a whole and internal capital market forecasts for each plan asset category based on the targeted asset allocation. Actuarial dates to determine pension benefit measurements for the group’s defined benefit pension plans fell within three months from the year ended December 31, 2005. Assumptions regarding future mortality are set based on advice derived from published statistics. The average life expectancy in years of a pensioner retiring at age 65 is 17.6 for males and 20.4 for females.

The following tables provide a reconciliation of benefit obligations, plan assets, funded status and unrecognized actuarial gain of the group’s defined benefit pension plans as of December 31, 2005 and 2004, respectively:

	As of December 31
	2005	2004
	US$000	US$000
Benefit obligation
As of January 1	205,090	168,544
Service cost	26,708	24,630
Interest cost	8,338	7,913
Actuarial loss/(gain)	5,937	(3,716)
Benefit payments	(9,440)	(6,925)
Currency adjustments	(26,378)	14,644
As of December 31	210,255	205,090

Plan assets at fair value
As of January 1	186,774	145,687
Expected return on plan assets	9,251	8,609
Actuarial gain	7,400	2,631
Employer contributions	18,486	15,198
Employee contributions	7,470	7,101
Benefit payments	(9,440)	(6,925)
Currency adjustments	(25,891)	14,473
As of December 31	194,050	186,774
Funded status	16,205	18,316

Unrecognized actuarial gain
As of January 1	41,489	32,406
Amortization of unrecognized actuarial gains	(1,605)	(1,453)
Actuarial (loss)/gain from benefit obligation	(5,937)	3,716
Actuarial gain from plan assets	7,400	2,631
Currency adjustments	(7,252)	4,189
As of December 31	34,095	41,489

Experience adjustments on benefit obligation	(5,937)	3,716
Experience adjustments on plan assets	7,400	2,631

The weighted average pension plan asset allocation for the group’s defined benefit pension plans as of December 31, 2005 and 2004, by asset category, is as follows:

	As of December 31
	2005	2004
	%	%
Equity securities	30	29
Debt securities	44	50
Real estate	11	6
Other	15	15
Total	100	100

The expected employer contributions to the group’s defined benefit pension plans in 2006 amount to $17.7 million. The following benefit payments, which represent future service, are expected to be paid in the following future periods:

US$000
2006	6,026
2007	6,582
2008	6,759
2009	7,632
Thereafter	58,078

27. Share capital

	As of December 31, 2005
	Number	Nominal
Class of shares	of shares	value	CHF000	US$000
Issued and fully paid share capital
Registered	11,013,040	CHF10	110,130	68,785
Bearer	10,832,507	CHF25	270,813	166,770
Total share capital			380,943	235,555
Authorized share capital – bearer	1,400,000	CHF25	35,000	26,553
Conditional share capital – bearer for option and/or convertible bonds	1,452,000	CHF25	36,300	27,540
Conditional share capital – bearer for stock options	669,884	CHF25	16,747	12,705

	As of December 31, 2004
	Number	Nominal
Class of shares	of shares	value	CHF000	US$000
Issued and fully paid share capital
Registered	11,013,040	CHF10	110,130	68,785
Bearer	11,738,175	CHF25	293,455	185,635
Total share capital			403,585	254,420
Authorized share capital – bearer	1,400,000	CHF25	35,000	30,905
Conditional share capital – bearer for option and/or convertible bonds	1,452,000	CHF25	36,300	32,053
Conditional share capital – bearer for stock options	726,651	CHF25	18,166	16,041

Registered shares have a nominal value of CHF10 each and bearer shares have a nominal value of CHF25 each. Registered and bearer shares participate in dividends in proportion to their nominal value. Each share entitles the holder to one vote. The authorized share capital may be used by Serono S.A. or its affiliates to finance research and development projects and acquire interests in other companies.

28. Treasury shares

There were 1,611,434 treasury shares held by the group as of January 1, 2005. During 2005, no additional treasury shares were acquired (2004: 1,313,644 treasury shares for a total consideration of CHF1,017.4 million or $833.1 million). During 2005, 6,221 treasury shares were granted to employees (7,149 shares in 2004), as part of the Employee Share Purchase Plan and the Restricted Share Plan and 1,308 treasury shares were granted to directors (none in 2004) upon the exercise of director stock options as part of the Director stock option plan. Effective August 26, 2005, 962,435 bearer shares with a par value of CHF25 were canceled resulting in a share capital decrease of CHF24.1 million or $20.0 million. The 962,435 treasury shares, which were acquired under the second Share Buy Back Plan, were approved for cancelation by the shareholders at the Annual General Meeting of Shareholders held on April 26, 2005. The total number of treasury shares held as of December 31, 2005 is 641,470.

29. Distribution of earnings

At the Annual General Meeting of Shareholders on April 25, 2006, the Board of Directors will propose a cash dividend in respect of 2005 of CHF4.00 gross (2004: CHF3.60) per registered share, CHF10.00 gross (2004: CHF9.00) per bearer share or CHF0.25 per American depositary share, amounting to CHF 154.4 million. The amount available for dividend distribution is based on the available distributable retained earnings of Serono S.A., the holding company of the group, determined in accordance with the legal provisions of the Swiss Code of Obligations. These financial statements do not reflect the dividends payable, which will be accounted for in shareholders’ equity as an appropriation of retained earnings in the year ending December 31, 2006.

30. Fair value and other reserves

		Available-for-sale
	Convertible bond	investments	Hedging reserve	Total
	US$000	US$000	US$000	US$000
Balance as of January 1, 2003
As previously reported	—	(44,807)	—	(44,807)
Effect of adopting revised IAS 39	—	50,768	—	50,768
Balance as of January 1, 2003 as restated	—	5,961	—	5,961
Issuance of convertible bond – equity conversion component (note 22)	24,605	—	—	24,605
Changes in fair value of available-for-sale investments	—	14,895	—	14,895
Realized net loss transferred to the income statement on available-for-sale investment sold	—	4,458	—	4,458
Impairment loss transferred to the income statement on available-for-sale investments	—	5,929	—	5,929
Balance as of December 31, 2003	24,605	31,243	—	55,848

Balance as of January 1, 2004
As previously reported	24,605	(1,894)	—	22,711
Effect of adopting revised IAS 39	—	33,137	—	33,137
Balance as of January 1, 2004 as restated	24,605	31,243	—	55,848
Changes in fair value of available-for-sale investments	—	14,698	—	14,698
Changes in fair value of cash flow hedges	—	—	(13,717)	(13,717)
Balance as of December 31, 2004	24,605	45,941	(13,717)	56,829

Balance as of January 1, 2005
As previously reported	24,605	12,594	(13,717)	23,482
Effect of adopting revised IAS 39	—	33,347	—	33,347
Balance as of January 1, 2005 as restated	24,605	45,941	(13,717)	56,829
Changes in fair value of available-for-sale investments	—	(22,380)	—	(22,380)
Changes in fair value of cash flow hedges	—	—	(5,708)	(5,708)
Realized net gain transferred to the income statement on available-for-sale investments sold	—	(32,060)	—	(32,060)
Impairment loss transferred to the income statement on available-for-sale investments	—	17,973	—	17,973
Balance as of December 31, 2005	24,605	9,474	(19,425)	14,654

31. Stock option plan

Employee stock option plan

Stock options are granted to senior management members of Serono S.A. and its affiliates. Each stock option gives the holder the right to purchase one bearer share or one American depositary share (“ADS”) of Serono S.A. stock, depending on which affiliate employs the holder. Stock options are granted every plan year and vest as follows: 25% one year after date of grant, 50% after two years, 75% after three years and 100% after four years. Options expire six years after the fourth and final vesting date such that each option has a 10 year duration. The exercise price is equal to the fair market value of the underlying Serono S.A. bearer share or American depositary shares on the date of grant. Movements in the number of employee bearer stock options outstanding are as follows:

	2005		2004
		Weighted		Weighted
		average		average
	Bearer	exercise price	Bearer	exercise price
Options outstanding	options	CHF	options	CHF
As of January 1	346,486	995	277,782	1,068
Granted	93,125	858	95,900	791
Exercised	(31,009)	655	(4,530)	599
Canceled	(25,910)	1,068	(22,666)	1,114
As of December 31	382,692	984	346,486	995

Options exercisable	171,561	1,164	140,628	1,158
Options available for grant based on the conditional share capital	221,573	—	335,043	—
Weighted average fair value of options granted (CHF)	—	256	—	227

The table below summarizes employee bearer stock options outstanding and exercisable as of December 31, 2005:

	Outstanding			Exercisable
		Average	Weighted		Weighted
		remaining	average		average
	Bearer	contractual life	exercise price	Bearer	exercise price
Range of exercise price CHF	options	years	CHF	options	CHF
500 – 700	71,860	6.44	632	35,199	614
700 – 900	184,069	8.66	827	23,184	807
1,300 – 1,500	108,077	5.45	1,392	94,492	1,386
1,500 – 1,700	18,686	3.95	1,521	18,686	1,521
Total	382,692	7.10	984	171,561	1,164

Movements in the number of employee ADS stock options outstanding are as follows:

	2005		2004
		Weighted		Weighted
	ADS	average	ADS	average
Options outstanding	options	exercise price	options	exercise price
		US$		US$
As of January 1	1,066,800	15.54	20,000	16.51
Granted	981,000	17.46	1,102,000	15.53
Exercised	(26,300)	15.55	—	—
Canceled	(230,350)	16.10	(55,200)	15.55
As of December 31	1,791,150	16.52	1,066,800	15.54

Options exercisable	163,650	15.60	5,000	16.51
Weighted average fair value of options granted (US$)	—	6.41	—	5.12

The table below summarizes employee ADS stock options outstanding and exercisable as of December 31, 2005:

	Outstanding			Exercisable
Range of exercise price US$	ADS options	Average remaining contractual life years	Weighted average exercise price	ADS options	Weighted average exercise price
			US$		US$
12 – 16	978,750	8.45	15.55	156,250	15.55
16 – 20	812,400	9.19	17.69	7,400	16.61
Total	1,791,150	8.78	16.52	163,650	15.60

During 2005, 31,009 bearer stock options (2004: 4,530 bearer stock options) and 26,300 ADS stock options (none in 2004) were exercised yielding proceeds of CHF20.8 million or $16.2 million (2004: CHF2.7 million or $2.4 million). Bearer and ADS stock options canceled in all years since inception of the plan are the result of options forfeited by participants upon their departure from the group. The total number of bearer and ADS stock options available for grant as of December 31, 2005 is 221,573 options (2004: 335,043 options).

Director stock option plan

Stock options are granted to members of the Board of Directors of Serono S.A. Each stock option gives the holder the right to purchase one bearer share of Serono S.A. stock. Stock options are granted every plan year and vest beginning one year after their grant ratably over four years. Each option has a 10 year duration. The exercise price is equal to the fair market value of the underlying Serono S.A. bearer share on the date of grant. During 2005, 5,200 stock options (2004: 5,200 options) were granted to directors at a predetermined exercise price of CHF767 (2004: CHF772). During 2005, 4,120 director stock options were exercised, yielding proceeds of CHF2.4 million or $1.8 million (none in 2004). No director stock options were canceled in 2005 and 2004. There are 21,800 director stock options outstanding as of December 31, 2005 (2004: 20,720 director stock options) with a weighted average exercise price of CHF791 (2004: CHF755).

The fair value of options granted was measured using a binomial model. The inputs into the model were as follows:

	2005	2004
	%	%
Dividend gross rate	1.11	1.07
Expected market bid volatility	22.11	21.78
Risk free interest rate
Employee stock option plan – bearer stock options	2.5	2.7
Employee stock option plan – ADS stock options	4.8	4.4
Director stock option plan	2.3	3.0
Expected life, in years
Employee stock option plan – bearer stock options	8	8
Employee stock option plan – ADS stock options	8	8
Director stock option plan	5	5
Weighted average exercise price
Employee stock option plan – bearer stock options (CHF)	858	791
Employee stock option plan – ADS stock options (US$)	17.46	15.53
Director stock option plan (CHF)	767	772

Actual dividend yield may vary from the assumptions used above. Expected volatility was determined by calculating the market bid volatility of the share price of bearer shares of Serono S.A. listed on the virtx of the Swiss Stock Exchange and ADSs of Serono S.A. listed on the New York Stock Exchange.

A total compensation expense of $18.9 million (2004: $12.6 million and 2003: $2.9 million) has been recognized during 2005 arising on share based payment transactions related to stock options.

32. Share purchase plans

Employee Share Purchase Plan

The group has an Employee Share Purchase Plan (the “ESPP”) covering substantially all of its employees. The ESPP is designed to allow employees to purchase every calendar year bearer shares or American depositary shares at 85% of the lower of the average market values in the 10 days preceding the beginning and end of the calendar year. Shares purchased under the ESPP are granted in January of the following calendar year. Purchases under the ESPP are subject to certain restrictions and may not exceed 15% of the employee’s annual salary. In 2005, 20,940 bearer shares (2004: 20,301 bearer shares) were granted to employees at a price of CHF630 per share (2004: CHF654 per share). As of December 31, 2005, a total of $10.6 million (2004: $11.5 million) in contributions was held by the group to be used to purchase 21,904 bearer and American depositary shares on behalf of employees in January 2006. The accrued compensation cost from the discount to be offered to employees based on the contributions held as of December 31, 2005 was $6.7 million (2004: $2.1 million and 2003: $4.0 million).

Shares purchased under the ESPP that are held for one calendar year after the purchase date entitle each participant to receive, on a one time basis in early January of each year, one matching share for every three shares purchased and held. In January 2005, 5,766 bearer shares (2004: 6,648 bearer shares) were distributed to employees. The accrued compensation cost related to the matching shares that will be distributed in January 2006 is $5.0 million (2004: $3.5 million and 2003: $4.8 million) and is calculated based on the number of matching shares multiplied by the year end share price.

Director Share Purchase Plan

The group has a share purchase plan reserved for its Board of Directors (the “DSPP”). The DSPP allows board members to purchase Serono S.A. bearer shares through allocation of 50% or 100% of their gross yearly fees. Each cycle commences on the first business day following the Annual General Meeting of Shareholders (the “AGM”) and concludes on the day of the next AGM. Directors must elect to participate in the DSPP at the beginning of each cycle. The purchase price per share is 85% of the fair market value of the share on the fifth business day following the AGM. Shares are purchased at the end of each cycle. During 2005, 1,348 bearer shares (2004: 1,518 bearer shares) were granted to the directors that participate in the plan.

Restricted Share Plan

The group has a Restricted Share Plan whereby employees may be granted restricted share awards as a result of an award based on certain performance criteria. Shares granted under this plan generally have a three-year vesting period. During 2005, no shares (2004: 699 shares) were granted to employees.

Stock Grant Plan

The group adopted a new Stock Grant Plan effective January 1, 2006, whereby selected employees may be granted restricted share awards at the absolute discretion of the Board of Directors. Shares granted under this plan will vest evenly over three years.

33. Commitments and contingencies

Collaborative agreements commitments

The group entered into a number of commitments under collaborative agreements as described in note 36 to the consolidated financial statements. As part of these agreements the group has made commitments to make research and development and in-licensing payments to the collaborators, usually once milestones have been achieved, but in some cases on a regular basis. In the unlikely event that all the collaborators were to achieve all the contractual milestones, the group would be required to pay approximately $1,178.2 million. The estimated timing of the eventual payments is presented as follows:

		Potential
	Contractual	milestone
	commitments	payments	Total
	US$000	US$000	US$000
2006	44,412	37,286	81,698
2007	18,523	80,790	99,313
2008	13,544	71,500	85,044
2009	11,954	129,000	140,954
2010	11,954	107,750	119,704
Thereafter	2,597	648,900	651,497
Total	102,984	1,075,226	1,178,210

The group does not consider any single collaborative agreement to be sufficiently large a commitment that it could significantly impair the group’s financial condition.

Operating lease commitments

Payments made during 2005 on operating leases amounted to $31.7 million (2004: $31.0 million). Future minimum payments under non-cancelable operating leases, which totaled $120.3 million (2004: $141.9 million), are as follows:

US$000
2006	28,391
2007	18,036
2008	12,524
2009	10,638
2010	10,055
Thereafter	40,652
Total	120,296

Capital and other commitments

Capital commitments as of December 31, 2005 related to tangible fixed assets were $72.7 million (2004: $180.9 million). The group entered into various purchase commitments for services and materials as part of the ordinary business. With respect to the disposal of Bourn Hall Ltd on December 21, 2005, the group entered into a service commitment to purchase clinical trial services of $18.0 million in total over a three-year period. These commitments are not in excess of current market prices and reflect normal business operations.

Contingencies

As part of the ordinary course of the business, the group is subject to contingent liabilities in respect of certain litigation in various countries around the world. The group is also party to various legal proceedings including alleged breach of contract and patent infringements cases and other matters as described in note 23.

34. Financial instruments

Market risk

The group is exposed to market risk primarily related to foreign currency exchange rates, interest rates and the market value of investments in financial assets and equity securities. These exposures are actively managed by the Serono treasury group in accordance with a written policy approved by the Board of Directors and subject to internal controls. The objective is to minimize, where deemed to be appropriate, fluctuations in earnings and cash flows associated with changes in foreign currency exchange rates, interest rates and the market value of investments in financial assets and equity securities. To manage the volatility relating to these exposures and to enhance the yield on the investment in financial assets, the group uses derivative financial instruments. The group does not use financial derivatives for trading or speculative reasons, or for purposes unrelated to the normal business activities. Any loss in value on a financial derivative would normally be offset by an increase in the value of the underlying transaction.

Foreign currency exchange rates

The group presents its consolidated financial statements in US dollar. As a consequence of the global nature of Serono’s business, the group is exposed to foreign currency exchange rate movements, primarily in European, Asian and Latin American countries. The group uses foreign currency options and forward foreign exchange contracts to hedge certain anticipated cash flows in currencies other than the US dollar to achieve relatively stable and predictable cash flows. Net investments in Serono affiliates with a functional currency other than the US dollar are of long-term nature and the group does not hedge such foreign currency translation exposures.

Interest rates

The group manages the exposure to interest rate risk through the proportion of fixed rate debt and floating rate debt, as well as the maturity profile of fixed rate financial assets. Net financial income earned on the group’s net financial assets is generally affected by changes in the level of interest rates, principally the US dollar interest rate. The group’s exposure to fluctuations in net financial income is managed by making investments in high quality financial assets which pay a fixed interest rate until maturity and to a lesser extent through the use of interest rate swaps that are sensitive to interest movements. To limit the group’s exposure to future fluctuations in interest rates, the group has also entered into delayed start swaps that fix the interest rate on the anticipated post-completion financing related to the new headquarter and research centre.

Counterparty risk

Counterparty risk includes issuer risk on debt securities, settlement risk on derivative and money market transactions, and credit risk on cash and fixed term deposits. Issuer risk is limited by buying debt securities that are at least A rated. Settlement and credit risk is reduced by entering into transactions with counterparties that are usually at least A rated banks or financial institutions. Exposure to these risks and compliance with the risk parameters approved by the Board of Directors is closely monitored. The group does not expect any losses due to non-performance by these counterparties, and the diverse portfolio of investments limits the exposure to any single counterparty or sector.

Equity prices

The group is exposed to equity price risks on the marketable portion of the available-for-sale equity securities. Equity securities typically relate to collaborative agreements with other biotechnology and research companies. Equity securities are not purchased as part of the normal day-to-day management of financial assets authorized by the Board of Directors and managed by the group treasury department, with the exception of treasury shares that are acquired under the approved Share Buy Back Plans.

Commodities

The group has very limited exposures to price risk related to anticipated purchases of certain commodities used as raw materials in its business. A change in commodity prices may alter the gross margin, but due to the limited exposure to any single raw material, a price change is unlikely to have a material unforeseen impact on the group’s earnings.

Derivative financial instruments

The fair values of derivative financial instruments, calculated as if all the instruments were closed out at the year-end, are as follows as of December 31, 2005 and 2004:

	As of December 31, 2005		As of December 31, 2004
	Positive fair values	Negative fair values	Positive fair values	Negative fair values
	US$000	US$000	US$000	US$000
Foreign currency derivatives
Currency options (note 14)	1,342	—	1,065	—
Forward foreign exchange contracts (note 24)	6,880	(14,186)	16,180	(8,950)
Interest rate derivatives
Interest rate swaps – fair value hedges	—	—	—	(1,728)
Interest rate swaps – cash flow hedges (note 25)	—	(19,483)	—	(13,717)
Total	8,222	(33,669)	17,245	(24,395)

The positive and negative fair values represent the market values if the instruments were closed out at the year-end, based on available market prices, and are the same as the carrying values in the consolidated balance sheets. Foreign currency derivatives mature in 2006, and interest rate swaps that qualify as cash flow hedges mature in 2017. As of December 31, 2005, the fixed interest rate was 3.79% (2004: 2.56% to 3.79%) and the main floating rate was Swiss franc LIBOR. The fair value exposure of interest rate derivatives as of December 31, 2005 to interest rate changes would indicate a $17.6 million increase in the fair value of interest rate derivatives assuming an unfavorable one percent decrease in interest rates. The contract or underlying principal amounts of the outstanding interest rate swaps as of December 31, 2005 were $300.0 million (2004: $315.0 million).

35. Principal shareholders

As of December 31, 2005, Bertarelli Biotech S.A., a corporation with its principal offices at Chéserex (Vaud), Switzerland, held 57.18% of the capital and 67.09% of the voting rights in Serono S.A. Ernesto Bertarelli controls Bertarelli Biotech S.A. On the same date, Maria-Iris Bertarelli, Ernesto Bertarelli and Donata Bertarelli Späth owned in the aggregate 4.79% of the capital and 8.61% of the voting rights of Serono S.A.

36. Collaborative agreements

Financial terms for certain collaborative agreements described below have not been disclosed, in accordance with confidentiality requirements within the agreements.

Upfront fees related to collaborative agreements totaled $74.4 million in 2005, $71.1 million in 2004 and $4.0 million in 2003. Under the same agreements, milestone payments totaled $9.9 million in 2005, $40.1 million in 2004 and $32.5 million in 2003 and research and development payments totaled $57.5 million, $6.2 million and $17.2 million in 2005, 2004 and 2003, respectively. The amortization charges in respect of the amounts capitalized for collaborative agreements totaled $25.1 million, $22.1 million and $19.2 million in 2005, 2004 and 2003, respectively.

Collaborative agreements for 2005

Serono and Rigel Pharmaceuticals, Inc. signed an agreement under which Serono was granted an exclusive worldwide license to develop and commercialize product candidates from Rigel’s Aurora kinase inhibitor program. The license is worldwide, except for Japan, which Serono has an option to include at any time within the two years following signature of the agreement. Rigel’s Aurora kinase inhibitors are cancer drug candidates, which have been shown in laboratory and animal trials to inhibit proliferation of cancer cells and trigger cell death in cervix, colon, lung, pancreas and prostate cancer. Rigel’s lead oncology drug candidate is R763, a highly potent inhibitor of Aurora kinase. Serono will be responsible for the further development and commercialization of R763, as well as any other product candidates arising from Rigel’s Aurora kinase inhibitor program. Under the terms of the agreement, Rigel received an initial payment totaling $25.0 million, comprised of a license fee of $10.0 million and a purchase of $15.0 million of Rigel’s common stock, at a premium to the market price. With additional development and sales-based milestones, Rigel could receive up to $160.0 million in total as well as royalties on any eventual product sales of Aurora kinase inhibitors developed under the agreement. The license fee and the premium have been capitalized as an intangible asset. The purchase of common stock was recorded at fair market value as an available-for-sale equity investment.

Serono entered into two agreements with Genmab A/S. Under the second agreement, Genmab granted Serono exclusive worldwide rights to develop and commercialize HuMax-CD4. HuMax-CD4 is a fully human monoclonal antibody in development for the treatment of cutaneous and non-cutaneous T-cell lymphomas. It is currently in a pivotal Phase 3 trial in cutaneous T-cell lymphoma (CTCL) and a Phase 2 trial in non-cutaneous T-cell lymphoma (NCTCL). Under the terms of the agreement Serono paid a license fee of $20.0 million and purchased shares of Genmab’s common stock for $50.0 million at a premium to the market price. Genmab may receive up to $215.0 million in total payments, including the license fee and equity purchase, milestone payments for regulatory submissions and approvals of HuMax-CD4 in CTCL and NCTCL in the United States, Europe and Japan, and payments based on the achievement of certain sales milestones. Genmab is entitled to receive royalties on global sales of HuMax-CD4. Serono will be responsible for all future development costs for HuMax-CD4 and for future manufacturing of the product. Genmab will continue to conduct the ongoing clinical trials. The upfront fee and the premium on the purchase of equity have been capitalized as an intangible asset. The purchase of common stock was recorded as an available-for-sale equity investment. Under the first agreement, Genmab granted Serono exclusive worldwide rights to develop and commercialize HuMax-TAC, currently in preclinical development. The product is a fully human monoclonal antibody targeting the TAC antigen (also known as CD25 or IL-2Ra). By inhibiting the proliferation of T-cells, HuMax-TAC may have therapeutic potential in the treatment of T-cell mediated diseases, such as autoimmune disorders, inflammatory and hyperproliferative skin disorders, as well as organ transplant rejection. Under the agreement, Genmab received an upfront payment of $2.0 million and is entitled to potential milestone payments of up to $38.0 million and royalties on any eventual sales of the product. Serono will be responsible for all future development costs for HuMax-TAC. The upfront fee has been capitalized as an intangible asset.

Serono and NovImmune S.A. entered into an exclusive worldwide agreement to develop and commercialize two of NovImmune’s fully human monoclonal antibodies, NI-0401and NI-0501, which may have therapeutic potential in a broad range of autoimmune diseases. Under the terms of the agreement, NovImmune is responsible for the development of the two products until the completion of Phase 2a clinical trials, after which Serono will take over further development. Under the terms of the agreement, Serono paid a license fee of $5.0 million for the two products, made a CHF7.5 million equity investment in NovImmune and in December 2005, lent NovImmune CHF7.5 million, convertible into shares of NovImmune on certain conditions or repayable with accrued interest at maturity. Based on the successful development and initial registration of the products, NovImmune may receive up to $105.0 million in future milestone payments. In addition, NovImmune may receive further milestone payments based on approval of the products for additional indications, and will also be entitled to receive undisclosed royalties based on eventual sales of the products. The license fee has been capitalized as an intangible asset and the purchase of common stock was recorded as an investment in associate.

Serono and BioMarin Pharmaceutical Inc. entered into a strategic alliance for the further development and commercialization of two BioMarin product candidates, Phenoptin (sapropterin hydrochloride) and Phenylase (phenylalanine ammonia lyase). Both products have shown potential in the treatment of phenylketonuria (PKU) and there is preliminary evidence suggesting that the active ingredient in Phenoptin may be useful in the treatment of other serious diseases, including diabetes and cardiovascular diseases. Under the terms of the agreement, Serono acquired exclusive rights to market the products in all territories outside the United States and Japan. Serono made an upfront payment of $25.0 million to BioMarin, and will make additional milestone payments of up to $232.0 million based on the successful development and registration of both products in multiple indications, of which $45.0 million are associated specifically with Phenoptin in PKU. Serono will pay BioMarin undisclosed royalties on its sales of the products. The companies will share equally all development costs following successful completion of Phase 2 trials for each product candidate in each indication. The upfront fee has been capitalized as an intangible asset.

Serono and Syntonix Pharmaceuticals Inc. have entered into an agreement under which Serono licensed worldwide exclusive rights to Syntonix’ Transceptor™ and SynFusion™ technologies for the development and commercialization of interferon-beta products for multiple sclerosis. Under the terms of the agreement, Serono will be responsible for all further development and commercialization of the product. Syntonix received an upfront license fee and will be eligible for development milestones and royalties upon commercialization. The license fee has been capitalized as an intangible asset.

Collaborative agreements for 2004

Serono and CancerVax Corporation entered into a worldwide collaboration for the development and commercialization of Canvaxin™, an investigational specific active immunotherapy product being developed for the treatment of advanced-stage melanoma. Under the terms of the agreement, Serono paid CancerVax an upfront fee of $25.0 million and purchased one million shares of CancerVax common stock for $12.0 million. The upfront fee has been expensed as research and development expense. The purchase of common stock was recorded as an available-for-sale equity investment.

Serono entered into an agreement with Micromet AG to develop and commercialize Micromet’s MT201 (adecatumumab), a pan-carcinoma monoclonal antibody directed against the epithelial cell adhesion molecule Ep-CAM for the treatment of prostate and metastatic breast cancer. Under the terms of the agreement, Micromet received an initial license fee of $10.0 million and will receive additional milestone payments of up to $138.0 million if the product is successfully developed and registered worldwide in three or more indications. In addition, Micromet will receive undisclosed royalties based on net sales of the product. The license fee has been expensed as research and development expense.

Serono and Inpharmatica Ltd extended the collaborative research agreement signed in 2001. Under the expanded agreement, Inpharmatica received an upfront fee for granting Serono additional rights to novel protein sequences delivered under the collaboration. The upfront fee has been expensed as research and development expense.

Serono has amended its agreement with Regeneron Pharmaceuticals Inc. signed in 2002. Under the amended agreement, Serono will pay Regeneron up to $4.0 million annually for up to five years, which will be expensed as research and development expense. In 2005 the agreement was re-amended and Serono will pay Regeneron up to $1.9 million annually for up to five years, which will be expensed as research and development expense.

Serono and Nautilus Biotech signed a worldwide agreement to develop the next-generation of human growth hormone, with improved biological, pharmacological and clinical profiles. Under the terms of the agreement, Nautilus received an upfront fee. The upfront fee has been expensed as research and development expense.

Serono entered into an agreement with Paratek Pharmaceuticals Inc. to discover, develop and commercialize an orally available disease modifying treatment for multiple sclerosis (MS). Under the terms of the agreement, Paratek received an upfront fee, a loan convertible into Paratek stock and will receive research funding and milestone payments related to development progress and regulatory milestones. In addition to upfront consideration, Paratek would receive $38.0 million in milestone payments for the first product to be successfully developed and registered in MS. The initial fees have been expensed as research and development expense.

Serono and ZymoGenetics Inc. entered into a broad alliance to research, develop and commercialize novel protein and antibody therapeutics based on discoveries made by ZymoGenetics. As part of this alliance, Serono will gain access to a portfolio of Zymogenetics’ genes and proteins, will have rights over the next five years to license up to 12 products, and will have exclusive worldwide rights to develop and commercialize products based on Fibroblast Growth Factor 18 (FGF18) and the Interleukin 22 Receptor (IL22R). In addition, the companies will co-develop Interleukin 31 (IL-31). Under the terms of the partnership, Serono paid ZymoGenetics an upfront fee of $20.0 million in exchange for the rights to license proteins over the next five years, paid $11.3 million for entering into three license agreements and purchased $50.0 million of ZymoGenetics’ common stock. Serono will pay a series of milestone payments, will share all profits from the co-commercialization of products in the United States for which ZymoGenetics has co-funded development, and will pay royalties on eventual sales of the products outside the United States and, to the extent ZymoGenetics elects not to co-develop products, on product sales in the United States. The upfront fee and license fees have been expensed as research and development expense. The purchase of common stock was recorded as an available-for-sale equity investment.

Serono entered into an agreement with an undisclosed party under which Serono granted a license under a non-core technology. Under the terms of the agreement, Serono is to receive a license fee, payable in annual installments over the next three years. The license fee is non-refundable and non-cancelable, received instead of future ongoing royalties, and was recorded as license income of $67.0 million in 2004.

Collaborative agreements for 2003

Serono and Genentech Inc. extended in 2003 the international license agreement for Raptiva® signed in 2002 to include an additional 15 Asian countries. Serono will now develop and market Raptiva® worldwide outside the United States and Japan. All payments under the extension of the international license agreement have been expensed as research and development expense.

Serono and OSI Pharmaceuticals Inc. entered into an agreement under which OSI Pharmaceuticals will market and promote Novantrone® for its approved oncology indications in the United States. Serono will continue to market and promote Novantrone® in the United States for its approved multiple sclerosis indication and will record all sales of Novantrone® in the United States for all indications. Under the terms of the agreement, Serono received initial fees totalling $55.0 million plus ongoing maintenance fees in return for commissions paid to OSI on net sales of the product in oncology. The initial fees have been recorded as deferred income and will be offset against commissions paid to OSI on a straight-line basis over the patent life of Novantrone®.

In 2002, Serono and Pfizer Inc. entered into a co-promotion agreement for Serono’s multiple sclerosis treatment Rebif® in the US. Under the terms of the agreement, Pfizer paid Serono an upfront fee of $200.0 million, will share all commercialization and development costs in the US, and will receive payments based on Rebif® sales in the US. Serono will record all sales and continue to distribute the product in the US. Serono will continue to be sole marketer for Rebif® in the rest of the world. The upfront fee of $200.0 million has been recorded as deferred income and is being offset against payments made to Pfizer based on Rebif® sales in the US on a straight-line basis over the term of the agreement.

37. Related parties

In 2005, Serono continued to lease from an unaffiliated company, under a lease that expires in 2006, a building that is used as its headquarters’ facilities. The lease provides for a rent of approximately $1.2 million (2004: $1.1 million) per year. In addition, Serono has sub-leased a portion of the same building mentioned above to a company that is controlled by Ernesto Bertarelli. The lease payments to Serono in 2005 were approximately $0.2 million (2004: $0.3 million).

The group has sub-leased a portion of the Serono Biotech Center located in Switzerland to a company that is indirectly controlled by Ernesto Bertarelli. The lease agreement expired on June 30, 2005 and has been extended until December 31, 2006. The lease payments to Serono in 2005 amounted to approximately $0.1 million (2004: $0.1 million).

In 2005, the company made use of a private jet owned by a company that is indirectly controlled by Ernesto Bertarelli for business-related travel. During 2005, the group paid rental fees for the jet totaling approximately $1.3 million (2004: $2.3 million).

In 2005, a company that is indirectly controlled by Ernesto Bertarelli provided certain media production services to the group for events such as the Annual General Meeting of Shareholders and employee sessions. Services totaling $0.4 million (2004: $0.2 million) have been provided for the year ended December 31, 2005.

There is a loan outstanding to a member of the Executive Management Board. The loan was issued on July 1, 2002 and accrues fixed interest at 3.0% per year. The total amount outstanding as of December 31, 2005 was CHF0.4 million or approximately $0.3 million (2004: CHF0.7 million or approximately $0.6 million). Interest is paid on April of each year, with the principal repayable on September 30, 2006. Two loans to members of the Executive Management Board were fully repaid in 2005.

In 2005, the group acquired an equity investment in NovImmune S.A. (“NovImmune”), a drug development company located in Switzerland. Serono paid a license fee of $5.0 million, made a CHF7.5 million equity investment in NovImmune and, in December 2005, lent NovImmune CHF7.5 million, convertible into shares of NovImmune on certain conditions or repayable with accrued interest at 5.0% per year. Maturity date is on the fifth anniversary of the first drawdown of the loan. The group and NovImmune collaborate in the development of two novel treatments for autoimmune diseases. Under the terms of the agreement, NovImmune is responsible for the development of two products until the completion of Phase 2a clinical trial, after which the group will take over further development. Based on the successful development and initial registration of the products, NovImmune may receive up to $105.0 million in future milestone payments and will be entitled to receive royalties based on eventual net sales of the products.

In 2004, the group acquired an equity investment in Integrated Solutions S.A., an information systems consulting company located in Switzerland. The group entered into a master service agreement with Integrated Solutions S.A. for the provision of information technology services. In 2005, Integrated Solutions S.A. provided services in the amount of $6.0 million (2004: $4.3 million), of which $0.4 million (2004: $0.6 million) remained payable as of December 31, 2005.

The group sold, in 2005, its equity investment in Cansera International, Inc. (“Cansera”), a Canadian company specializing in sterile animal sera and cell culture products. Total company purchases from Cansera for 2005 were $0.5 million (2004: $1.5 million), with no amount payable (2004: $0.1 million) to Cansera as of December 31, 2005.

Key management personnel compensation

Key management personnel are defined as the members of the Serono Executive Committee and the Board of Directors. Their compensation was as follows:

	Year ended December 31
	2005	2004	2003
	US$000	US$000	US$000
Fees, salaries and other short-term benefits	17,468	14,071	12,269
Post-employment benefits	928	585	618
Termination benefits	—	1,282	941
Share-based compensation	1,415	2,586	2,219
Total	19,811	18,524	16,047

38. Principal operating companies

	As of December 31, 2005
Company	Segment	Currency	Share capital	Ownership	Location	Activity
Serono International S.A.	Western Europe	CHF	5,500,000	100%	Switzerland	#
Serono Pharma Schweiz, branch of Serono International S.A.	Western Europe	CHF	—	100%	Switzerland	§
Serono Pharmaceutical Research Institute, division of Serono International S.A.	Western Europe	CHF	—	100%	Switzerland	†
Ares Trading S.A.	Western Europe	CHF	500,000	100%	Switzerland	§
Laboratoires Serono S.A.	Western Europe	CHF	11,009,000	100%	Switzerland	*†
Laboratoires Serono S.A., branch in Corsier-sur-Vevey	Western Europe	CHF	—	100%	Switzerland	*†
Serono Benelux B.V.	Western Europe	EUR	613,808	100%	The Netherlands	§
Serono Benelux B.V., Belgian Branch	Western Europe	EUR	—	100%	Belgium	§
Serono France S.A.	Western Europe	EUR	1,456,560	100%	France	†§
Serono GmbH	Western Europe	EUR	512,000	100%	Germany	§
Serono Hellas A.E.	Western Europe	EUR	1,529,062	100%	Greece	§
Industria Farmaceutica Serono S.p.A.	Western Europe	EUR	656,250	96.671%	Italy	*†§
Istituto di Ricerche Biomediche ’AntoineMarxer’ RBM S.p.A.	Western Europe	EUR	5,046,000	97.97%	Italy	†
Serono España S.A.	Western Europe	EUR	2,400,000	100%	Spain	*§
Serono Portugal Lda	Western Europe	EUR	523,739	100%	Portugal	§
Serono Nordic AB	Western Europe	SEK	250,000	100%	Sweden	§
Serono Ltd	Western Europe	GBP	800,000	100%	UK	§
Serono (Europe) Ltd	Western Europe	GBP	50,001	100%	UK	†
Serono Ilaç Pazarlama ve Ticaret A.S.	Western Europe	TRL	153,835	100%	Turkey	§
Serono Inc.	North America	USD	1,000	100%	USA	†§
Serono Reproductive Biology Institute Inc.	North America	USD	100	100%	USA	†
Serono Canada, Inc.	North America	CAD	1	100%	Canada	§
Serono Argentina S.A.	Latin America	ARS	1,100,000	100%	Argentina	§
Serono Produtos Farmaceuticos Ltda	Latin America	BRL	8,882,288	100%	Brazil	§
Serono de Colombia S.A.	Latin America	COP	52,200,000	100%	Colombia	§
Serono de Mexico S.A. de C.V.	Latin America	MXN	85’878’407	100%	Mexico	*§
Ares Trading Uruguay S.A.	Latin America	UYP	570,000	100%	Uruguay	§
Serono de Venezuela S.A.	Latin America	VEB	117,900,000	100%	Venezuela	§
Serono Korea Co Ltd	Asia-Pacific	KRW	4,376,800,000	100%	Korea	§
Serono Singapore Pte Ltd	Asia-Pacific	SGD	630,000	100%	Singapore	§
Serono Singapore Pte Ltd, Taiwan Branch	Asia-Pacific	TWD	—	100%	Taiwan	§
Serono (Thailand) Co Ltd	Asia-Pacific	THB	1,250,000	100%	Thailand	§
Serono Hong Kong Ltd	Asia-Pacific	HKD	1,000,020	100%	Hong Kong	§
Serono Japan Co Ltd	Japan	JPY	100,000,000	100%	Japan	§
Serono Australia Ltd	Oceania	AUD	60,000	100%	Australia	§
Serono Israel Ltd	Middle East	ILS	7,000	100%	Israel	§
Inter-Lab Ltd	Middle East	ILS	61,478	100%	Israel	†
Serono South Africa (Pty) Ltd	Africa	SAR	1,000	100%	South Africa	§
Serono Austria GmbH	Eastern Europe	EUR	180,065	100%	Austria	§
Serono Pharma Services S.r.o.	Eastern Europe	EUR	1,400,000	100%	Czech Republic	§
Serono d.o.o.	Eastern Europe	HRK	20,000	100%	Croatia	§

*	Production: This company performs manufacturing and/or production activities for the group.
†	Research and Development: This company performs research and development activities for the group.
§	Sales: This company performs marketing, export and trading activities for the group.
#	Headquarters: This company serves as headquarter of the group.
(1)	Industria Farmaceutica Serono S.p.A. holds 3.02% of its own shares (treasury shares).

39. Significant differences between IFRS and US GAAP

The group’s consolidated financial statements have been prepared in accordance with IFRS, which, as applied by the group, differ in certain significant respects from US GAAP. The effects of the application of US GAAP to net (loss)/income and shareholders’ equity are set out in the tables below:

	Year ended December 31
	2005	2004	2003
	US$000	US$000	US$000
Net (loss)/income reported under IFRS	(105,292)	481,328	397,377
US GAAP adjustments
a. Purchase Accounting: Serono Genetics Institute S.A.	—	—	(8,916)
b. Purchase accounting: Business combinations	—	—	(3,303)
c. Purchase accounting: IFRS goodwill amortization	—	5,092	6,358
d. Pension provisions	(417)	(779)	(374)
e. Deferred taxes	(26,701)	(30,437)	903
f. Convertible bond	4,920	4,660	366
g. Share-based compensation	(10,817)	(12,886)	(18,627)
h. Intangible assets	(84,349)	—	—
i. Minority interest	(822)	(1,653)	(327)
j. Employee Share Purchase Plan	—	—	3,855
Other	2,555	1,898	(3,841)
Deferred tax effect of US GAAP adjustments	7,595	(1,665)	3,304
Net (loss)/income reported under US GAAP	(213,328)	445,558	376,775

	US$	US$	US$
Basic (loss)/earnings per bearer share reported under US GAAP	(14.64)	29.17	23.80
Basic (loss)/earnings per registered share reported under US GAAP	(5.86)	11.67	9.52
Diluted (loss)/earnings per bearer share reported under US GAAP	(14.64)	29.12	23.76
Diluted (loss)/earnings per registered share reported under US GAAP	(5.86)	11.65	9.50

	As of December 31
	2005	2004
	US$000	US$000
Shareholders’ equity reported under IFRS	2,170,942	2,453,776
US GAAP adjustments
a. Purchase accounting: Serono Genetics Institute S.A.	(35,745)	(35,745)
b. Purchase accounting: Business combinations	12,158	12,158
c. Purchase accounting: IFRS goodwill amortization	14,407	14,407
d. Pension provisions	9,573	9,990
e. Deferred taxes	(58,746)	(32,045)
f. Convertible bond	(14,704)	(22,478)
h. Intangible assets	(84,349)	—
i. Minority interest	(911)	(3,343)
Other	—	(2,555)
Deferred tax effect of US GAAP adjustments	11,741	4,146
Shareholders’ equity reported under US GAAP	2,024,366	2,398,311

Components of shareholders’ equity in accordance with US GAAP are as follows:

	As of December 31
	2005	2004
	US$000	US$000
Share capital	235,555	254,420
Additional paid in capital	567,160	1,094,738
Treasury shares	(372,724)	(987,489)
Retained earnings	1,610,480	1,934,190
Accumulated other comprehensive income
Currency translation adjustment	(9,961)	66,421
Unrealized market value adjustment on available-for-sale securities (net of taxes of ($1,001) and $438)	13,281	49,748
Unrealized market value adjustment on cash flow hedges (net of tax of $0 and $0)	(19,425)	(13,717)
Shareholders’ equity reported under US GAAP	2,024,366	2,398.311

The changes of shareholders’ equity in accordance with US GAAP are as follows:

	2005	2004
	US$000	US$000
Balance as of January 1 reported under US GAAP	2,398,311	2,855,473
Purchase of treasury shares	—	(833,148)
Issue of share capital	35,878	24,167
Issue of call options on Serono shares	262	—
Share-based compensation	32,182	25,607
Net (loss)/income reported under US GAAP	(213,328)	445,558
Dividend – bearer shares	(76,992)	(71,096)
Dividend – registered shares	(33,390)	(28,258)
Currency translation adjustment	(76,383)	(21,050)
Net unrealized market value adjustment on available-for-sale securities	(36,467)	14,698
Net unrealized market value adjustment on cash flow hedges	(5,708)	(13,717)
Minimum pension liability adjustment	—	77
Balance as of December 31 reported under US GAAP	2,024,366	2,398,311

a) The accounting treatment for the 2002 acquisition of Serono Genetics Institute S.A. under IFRS is different from the accounting treatment under US GAAP. In accordance with SFAS No. 141, “Business Combinations”, the fair value of acquired in-process research and development (“IPR&D”) projects is considered to be a separate asset that must be expensed immediately following the acquisition, unless there is an alternative future use. Under IFRS, acquired IPR&D projects are included as a part of goodwill, unless they meet the criteria for recognition as intangible assets under IAS 38, “Intangible Assets”, in which case they should be capitalized as intangible assets as part of the purchase price allocation.

b) Prior to January 1, 1995, all goodwill, being the difference between the purchase price and the aggregated fair value of tangible and intangible assets and liabilities acquired in a business combination, was written off directly to equity in accordance with IFRS existing at that time. Under US GAAP, the difference between the purchase price and the fair value of net assets acquired as part of a pre-1995 business combination would have been capitalized as goodwill and, until December 31, 2001, amortized through the income statement over the estimated useful life. Effective January 1, 2002, the group adopted SFAS No. 142, “Goodwill and Other Intangible Assets”. According to SFAS No. 142, all recognized goodwill that exists as of January 1, 2002, after reclassifications between intangible assets and goodwill, is no longer amortized, but rather tested for impairment at least annually. Therefore, there was no amortization charge in 2005 and 2004 under US GAAP. There was no impairment loss recognized in 2005 and 2004 in accordance with SFAS No. 142.

c) In accordance with SFAS No. 142, goodwill is no longer amortized but is only subject to impairment testing under US GAAP as of January 1, 2002. Similarly, under IFRS 3 “Business Combinations”, which became effective as of January 1, 2005, all goodwill is considered to have an indefinite life and is no longer amortized but tested annually for impairment. Therefore, no reconciliation difference exists in 2005 (2004: $5.1 million of goodwill amortization was added to arrive at net income reported under US GAAP).

d) For purposes of US GAAP, pension costs for defined benefit plans are accounted for in accordance with SFAS No. 87 “Employers’ Accounting for Pensions” and the disclosure is presented in accordance with SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Post-retirement Benefits”. IAS 19 (revised 1993), in force up to December 31, 1998, required that the discount rate used in the calculation of benefit plan obligations be of an average long-term nature, whereas US GAAP requires that the discount rate be based on a rate at which the obligations could be currently settled. From January 1, 1999, IFRS and US GAAP accounting rules in this area are essentially the same. However, adjustments arise when reconciling from IFRS to US GAAP due to the pre-1999 accounting rule differences. In addition, US GAAP requires an additional minimum pension liability equal to the excess of the accumulated benefit obligation over the fair value of the plan assets to be recognized as an intangible asset, up to the amount of unrecognized prior service costs. Any amount exceeding the unrecognized prior service costs is reported in other comprehensive income net of tax.

e) Under IAS 12 (revised 2000), “Income Taxes”, and US GAAP, unrealized profits resulting from intercompany transactions are eliminated from the carrying amount of assets, such as inventory. In accordance with IAS 12 and effective from January 1, 1998, the group changed its accounting policy relating to the calculation of the deferred tax effect on the elimination of unrealized intercompany profits. Prior to this date, the tax effect was calculated with reference to the local tax rate of the selling or manufacturing company where the intercompany profit was generated. Since January 1, 1998, the group calculates the tax effect with reference to the local tax rate of the company that holds the inventory (the buyer) at year-end. However, US GAAP requires the tax effect to be calculated with reference to the local tax rate in the seller’s or manufacturer’s jurisdiction.

f) In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, all proceeds received from the issuance of the convertible bond should be allocated to long-term debt. Under IFRS, the proceeds of the bond were bifurcated and recognized as separate liability and equity components.The amount of financial expense recognized under IFRS exceeds the amount of financial expense recognized under US GAAP due to the differences in the amounts initially recognized under IFRS and US GAAP. In 2005, $4.9 million (2004: $4.7 million) has been added back to arrive at net income under US GAAP. The equity component initially recognized under IFRS of $24.6 million was reported as a reserve within shareholders’ equity. However, under US GAAP, this reserve isremoved from shareholders’ equity and recorded as long-term debt on the consolidated balance sheet.

g) In December 2004, the FASB issued SFAS 123(R), “Share-Based Payments”, which replaces FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. SFAS 123(R) is the same as Serono’s current policy in accordance with IFRS 2 “Share-Based Payments”. However, there are differences in the transition rules related to the timing and the valuation models used to determine the fair value of options granted, which results in a difference between IFRS and US GAAP. In accordance with IFRS 2 transitional provisions, IFRS 2 has been adopted retroactively for all stock options granted after November 7, 2002 and not yet vested asof January 1, 2005. However, under US GAAP, the group adopted the modified-retrospective transition method allowed by SFAS 123(R) under which US GAAP net income for 2004 and 2003 has been adjusted to show the pro forma SFAS 123 expense disclosed in previous financial statements as actual expense for the periods.

h) In accordance with IAS 38 (revised) “Intangible Assets”, intangible assets, separately acquired as part of in-licensing agreements after January 1, 2005, are capitalized even if they have not yet achieved technical feasibility. For US GAAP purposes, these separately acquired intangible assets would be immediately expensed as research and development expense. In 2005, $84.4 million of separately acquired intangible assets, as part of collaborative agreements, were capitalized in accordance with IFRS. However, these were deducted to arrive at net (loss)/income reported under US GAAP.

i) In accordance with IAS 27 (revised) “Consolidated and Separate Financial Statements”, minority interests are disclosed in the consolidated income statements as an attribution of net (loss)/income and in the consolidated balance sheets as part of total shareholders’ equity. However, minority interests are deducted in determining net (loss)/income reported under US GAAP.

j) For US GAAP purposes, the Employee Share Purchase Plan (the “ESPP”) as described in note 32 has been accounted for in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” existing at that time. With the adoption of SFAS 123(R), “Share-Based Payments”, which superseded APB Opinion No. 25, “Accounting for Stock Issued to Employees” IFRS and US GAAP accounting rules in this area are essentially the same.

Additional US GAAP Disclosures

A. Purchase accounting: Serono Genetics Institute S.A.

On September 12, 2002, the group acquired 92.47% of the share capital of Serono Genetics Institute S.A., a genomics-based biotechnology company, in a transaction accounted for as a business combination in accordance with SFAS 141, “Business Combinations”. During 2003, the group increased its ownership to 100% by acquiring the remaining outstanding shares of Serono Genetics Institute S.A. The final purchase price allocation under US GAAP resulted in acquired IPR&D of $35.7 million and goodwill of $47.5 million. The components of shareholders’ equity and net income adjustments related to the US GAAP purchase accounting adjustments are as follows:

	As of December 31, 2005
	Shareholders’ equity	Net income
	US$000	US$000
IPR&D	(35,745)	—
IFRS Goodwill amortization	10,960	—
Total	(24,785)	—

	As of December 31, 2004
	Shareholders’ equity	Net income
	US$000	US$000
IPR&D	(35,745)	—
IFRS Goodwill amortization	10,960	4,104
Total	(24,785)	4,104

B. Purchase accounting: Goodwill and other intangibles

There were no changes in the carrying amount of goodwill under US GAAP for the years ended December 31, 2005 and 2004. All goodwill components were tested for impairment during 2005 and 2004. The fair value of the business was determined using the expected present value of future cash flows.

The following table sets out, in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, the carrying amount of goodwill under US GAAP by the geographical segment in which the reporting unit is located:

	As of December 31
	2005	2004
	US$000	US$000
Western Europe	52,562	52,562
Middle East, Africa and Eastern Europe	22,382	22,382
Total	74,944	74,944

In accordance with SFAS 142, “Goodwill and Other Intangible Assets”, intangible assets with indefinite lives and goodwill are no longer amortized, but tested annually for impairment. Goodwill is the only intangible asset with an indefinite life.

The remaining weighted average amortization period of intangible assets with definite lives as of December 31, 2005 was 5.1 years (2004: 5.8 years). The aggregated amortization expense for intangible assets with definite lives was $41.7 million and $33.7 million for the years ended December 31, 2005 and 2004, respectively.

The estimated amortization expense for intangible assets for the next five years is as follows:

US$000
2006	39,404
2007	37,966
2008	38,012
2009	22,456
2010	19,454

C. Pension provisions

The following tables provide a reconciliation of the changes in the benefit obligation and fair value of the plan assets and a statement of the funded status for the group’s defined benefit pension plans as of December 31, 2005 and 2004, respectively:

	As of December 31
	2005	2004
	US$000	US$000
Benefit obligation
As of January 1	205,090	168,544
Service cost	26,708	24,630
Interest cost	8,338	7,913
Actuarial loss/(gain)	5,937	(3,716)
Benefit payments	(9,440)	(6,925)
Currency adjustments	(26,378)	14,644
As of December 31	210,255	205,090
Plan assets at fair value
As of January 1	186,774	145,687
Actual return on plan assets	16,651	11,240
Employer contributions	18,486	15,198
Employee contributions	7,470	7,101
Benefit payments	(9,440)	(6,925)
Currency adjustments	(25,891)	14,473
As of December 31	194,050	186,774
Funded status
As of December 31	16,205	18,316
Unrecognized actuarial gain	24,522	31,499
Minimum pension liability	—	—
Net amount recognized	40,727	49,815
Accrued benefit liability	40,727	49,815

The accumulated benefit obligation for the group’s defined benefit pension plans was $199.0 million as of December 31, 2005 ($195.3 million as of December 31, 2004).

	Y ear ended December 31
	2005	2004	2003
	US$000	US$000	US$000
Current service cost	19,238	17,529	14,960
Interest cost	8,338	7,913	6,014
Expected return on plan assets	(9,251)	(8,609)	(6,762)
Amortization of transition obligation	—	—	374
Amortization of unrecognized
actuarial gain	(1,188)	(674)	(1,342)
Net periodic benefit cost	17,137	16,159	13,244
Decrease in minimum pension liability	—	(128)	(2,758)

Unrecognized actuarial gain and loss in excess of 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active participants.

SFAS No. 132 (revised 2003), “Employer’s Disclosures about Pensions and Other Post-Retirement Benefits, an amendment of FASB Statements No. 87, 88 and 106, and a revision of FASB Statement No. 132”, requires the following additional information:

Investment policies and strategies are determined separately for each of the defined benefit pension plans. The group’s main defined benefit pension plan, the Swiss plan, contributes approximately 83% of the total benefit obligation in 2005. For the Swiss defined benefit pension plan, the Foundation Board sets the investment policy, including the relevant investment requirements and investment and risk limits. The objective of the investment policy is to maximize return while limiting risks through a balanced portfolio of investments. Within each plan asset category, a diversified mix of individual equity and debt securities, real estate and investments in funds is selected. Equity securities are targeted at a maximum of 35% of the portfolio. Real estate investments are limited to domestic real estate at a maximum of 50% of the portfolio. Direct investments in Serono shares or derivatives on Serono shares are not allowed.

The group’s US subsidiary, Serono Holding, Inc., maintains a savings plan for eligible employees. This 401(k) plan is designed to supplement the existing pension retirement program of eligible employees and to assist them in strengthening their financial security by providing an incentive to save and invest regularly. The plan provides for a matching contribution by Serono Holding, Inc., which amounted to approximately $2.0 million, $1.4 million and $1.2 million for the three years ended December 31, 2005, 2004 and 2003, respectively.

D. Financial assets

The US GAAP carrying values of financial assets equal the IFRS carrying values. The components of short-term and long-term available-for-sale financial assets are provided in note 19.

Proceeds from sales of available-for-sale debt securities in 2005 were $807.5 million (2004: $654.6 million). There were no gross realized gains on available-for-sale debt securities in 2005 (2004: $1.8 million). Gross realized losses on available-for-sale debt securities in 2005 were $0.1 million (2004: $1.4 million). The net unrealized gains from available-for-sale debt securities included as a separate component of shareholders’ equity under US GAAP was $11.0 million as of December 31, 2005 (2004: net unrealized gain of $12.6 million).

The maturities of the available-for-sale debt securities as of December 31, 2005 and 2004, respectively, are as follows:

	2005	2004
	US$000	US$000
2005	—	784,714
2006	565,192	560,703
2007	353,813	217,779
2008	129,956	—
2009	112,808	—
Total	1,161,769	1,563,196

E. Derivative financial instruments

There were no gains or losses recognized in 2005 on options settled in Serono bearer shares that require a net cash settlement.

F. Non-derivative financial instruments

Non-derivative financial assets consist of cash and cash equivalents, short-term and long-term financial assets and investments in associates. Non-derivative liabilities consist of bank advances and short-term and long-term financial debts, including the convertible bond. The convertible bond is recognized in the consolidated balance sheets as of December 31, 2005 and 2004 for US GAAP purposes as follows:

	2005	2004
	US$000	US$000
Face value of convertible bond issued on November 26, 2003	465,261	465,261
Transaction costs	(6,611)	(6,611)
Liability on initial recognition on November 26, 2003	458,650	458,650
Cumulative interest expense	19,189	9,853
Cumulative interest paid	(5,029)	(2,629)
Cumulative translation adjustment	(10,741)	64,394
Liability as of December 31	462,069	530,268

The US GAAP carrying values are equivalent to the IFRS carrying values for all non-derivative financial assets and liabilities. The carrying amount of cash and cash equivalents, short-term financial assets and bank advances approximates their estimated fair values, due to the short-term nature of these instruments. The fair values for the marketable securities are estimated based on listed market prices or broker or dealer price quotes. The fair value of long-term financial debt is estimated based on the current quoted market rates available for debt with similar terms and maturities. The fair value of the convertible bond is determined based on quoted market price as of December 31, 2005 and 2004. The estimated fair values and maturities of the long-term financial debtsare provided in note 21 and 22.

G. Current and deferred taxes

Deferred tax assets and liabilities under US GAAP consist of the following:

	As of December 31
	2005	2004
	US$000	US$000
Deferred tax assets
Tax losses carried forward	95,369	47,764
Various research and development tax credits carried forward	29,774	30,448
Depreciation and amortization	25,606	37,045
Inventories	43,068	63,617
Accrued expenses	19,181	20,090
Return provisions	9,013	11,487
Other	6,651	(15,488)
Total deferred tax assets	228,662	194,963
Less valuation allowance	(50,888)	(24,395)
Total net deferred tax assets	177,774	170,568
Deferred tax liabilities
Depreciation and amortization	8,203	4,723
Inventories	19,097	29,745
Other	(8,984)	(10,226)
Total deferred tax liabilities	18,316	24,242
Net deferred taxes	159,458	146,326

Other deferred tax assets and liabilities are stated net of any deferred tax assets and liabilities that have been offset against each other and the amount may therefore become negative. The potential for offsetting deferred tax assets and liabilities is limited to those arising within the same tax jurisdiction.

Valuation allowances have been established for certain deferred tax assets related primarily to net operating losses carried forward and portions of other deferred tax assets for which the group determined that it was more likely than not that these benefits would not be realized. The company has revised the components of deferred taxes for 2004, by decreasing the amounts presented as “other” and the valuation allowance by $22.5 million. This revision has no impact on reported net deferred tax assets. A reversal of the valuation allowance could occur when circumstances result in the realization of deferred tax assets becoming probable, which would result in a decrease in the group’s effective tax rate.

Deferred tax assets and liabilities under US GAAP, broken out into current and non-current, are as follows:

	As of December 31
	2005	2004
	US$000	US$000
Current deferred tax assets	83,906	101,199
Non-current deferred tax assets	93,868	69,369
Total net deferred tax assets	177,774	170,568
Current deferred tax liabilities	1,491	1,829
Non-current deferred tax liabilities	16,825	22,413
Total deferred tax liabilities	18,316	24,242

H. Share-based compensation

In December 2004, the FASB issued SFAS 123(R), “Share-Based Payments”, which replaces FASB Statement No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. SFAS 123 (R) offers alternative methods for determining fair value. In April 2005, the SEC issued a new rule that allows companies to implement SFAS 123(R) at the beginning of the next fiscal year, instead of the next reporting period, that begins after June 15, 2005. The group has adopted the modified-retrospective transition method allowed by SFAS 123 (R).

I. Advertising costs

The group expenses production costs of print and display advertisements as of the first day the advertisement takes place. Advertising expenses included in selling and marketing expenses were $111.4 million, $100.4 million and $77.0 million for the three years ended December 31, 2005, 2004 and 2003, respectively.

J. Shipping and handling costs

The group includes shipping and handling costs incurred in connection with the distribution of therapeutic products in the selling, general and administrative line on the income statement. These amounts were $33.1 million, $31.3 million and $25.7 million for the three years ended December 31, 2005, 2004 and 2003 respectively.

K. Shares issued and outstanding

Regulation S-X, Rule 5-02.30, would require the number of shares issued or outstanding, for each class of shares, to be disclosed on the face the balance sheet. The group discloses this information in note 27 to consolidated financial statements.

L. Consolidated statements of cash flows

Consolidated statements of cash flows of the group are prepared in accordance with IAS 7, “Cash Flow Statements”. As permitted by the US Securities and Exchange Commission in Regulation S-X, no reconciliation to US GAAP has been performed.

M. Comprehensive (loss)/income

SFAS No. 130, ‘‘Reporting Comprehensive Income’’, established standards for the reporting and display of comprehensive income and its components. Comprehensive (loss)/income includes net (loss)/income and all changes in shareholders’ equity during a period that arise from non-owner sources, such as currency translation items, unrealized gains and losses on available-for-sale financial assets, cash flow hedges and minimum pension liabilities. The additional disclosures required under US GAAP are as follows:

	Year ended December 31
	2005	2004	2003
	US$000	US$000	US$000
Net (loss)/income reported under US GAAP	(213,328)	445,558	376,775
Other comprehensive (loss)/income
Currency translation adjustment	(76,382)	(21,050)	70,403
Unrealized market value adjustment on available-for-sale securities (net of taxes of $(1,001), $438 and $438, respectively)	(36,467)	14,698	29,265
Unrealized market value adjustment on cash flow hedges (net of taxes of $0, $0 and $0, respectively)	(5,708)	(13,717)	—
Minimum pension liability adjustment (net of taxes of $51 and $238, respectively)	—	77	2,520
Comprehensive (loss)/income reported under US GAAP	(331,885)	425,566	478,963

40. Effect of new accounting pronouncements

IFRS

The following new accounting standards, amendments and IFRIC interpretations have been published that are mandatory for accounting periods beginning on or after January 1, 2006:

IAS 39 (Revised), “Cash Flow Hedge Accounting of Forecast Intragroup Transactions” (effective from January 1, 2006). The amendment allows the foreign currency risk of a highly probableforecast intracompany transaction to qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b) the foreign currency risk will affect consolidated profit or loss. This amendment is not relevant to the group’s operations, as the group does not have any intracompany transactions that would qualify as a hedged item in the consolidatedfinancial statements as of December 31, 2005 and 2004.

IAS 39 (Revised), “The Fair Value Option” (effective from January 1, 2006). This amendment changes the definition of financial assets andliabilities classified at fair value through profit or loss and expands disclosure requirements for financial assets and liabilities classified at fair value through profit and loss. The adoption of this amendment is not expected to have a material impact on the group’s classification of financial assets and liabilities.

IAS 39 and IFRS 4 (Revised), “Financial Guarantee Contracts” (effective from January 1, 2006). This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognized at their fair value and subsequently measured at the higher of: (a) the unamortized balance of the related fees received and deferred, and (b) the expenditure required to settle the commitment at the balance sheet date.Management considered this amendment to IAS 39 and concluded that it is not relevant to the group.

IFRS 7, “Financial Instruments: Disclosures”, and a complementary amendment to IAS 1, “Presentation of Financial Statements – Capital Disclosures” (effective from January 1, 2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces disclosure requirements in IAS 32, “Financial Instruments: Disclosure and Presentation”. The group will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning January 1, 2007.

IFRIC 4, “Determining whether an Arrangement contains a Lease” (effective from January 1, 2006). IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfillment of the arrangement is dependent on the use of aspecific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. The adoption of IFRIC 4 is not expected to have a material impact on the group’s consolidated financial statements.

IFRS 6, “Exploration for and Evaluation of Mineral Resources” (effective from January 1, 2006), IFRIC 5, “Rights to interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds” (effective from January 1, 2006) and IFRIC 6, “Liabilities arising from Participation in a Specific Market – Waste Electrical and Electronic Equipment” (effective from January 1, 2006) are not expected to have amaterial impact on the group’s consolidated financial statements.

US GAAP

In May 2005, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 154, “Accounting Changes and Error Corrections”, which replaces APB Opinion No. 20, “ Accounting Changes”, and supersedes FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements – an amendment of APB Opinion No. 28”. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, SFAS 154 requires that the new accounting principle be applied to the balance of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, SFAS 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable.SFAS 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The group does not expect the provisions of SFAS 154 will have a significant impact on its results of operations.

In July 2005, the FASB published an Exposure Draft of a proposed Interpretation, “Accounting for Uncertain Tax Positions”. The Exposure Draft seeks to reduce the significant diversity in practice associated with recognition and measurement in the accounting for income taxes. It would apply to all tax positions accounted for in accordance with SFAS 109, “Accounting for Income Taxes”. The Exposure Draft requires that a tax position meet a ‘probable recognition threshold’ for the benefit of the uncertain tax position to be recognized in the financial statements. This threshold is to be met assuming that the tax authorities will examine the uncertain tax position. The Exposure Draft contains guidance with respect to the measurementof the benefit that is recognized for an uncertain tax position, when that benefit should be derecognized, and other matters. This proposed Interpretation would clarify the accounting for uncertain tax positions in accordance with SFAS 109. The FASB staff is considering the comment letters that would have been received and is determining the plan for redeliberations. The Board expects to issue a final Interpretation, which would include amendments to SFAS 109, in the first quarter of 2006. The group is currently evaluating the impact this proposed Interpretationwould have on its results of operations.

41. Subsequent events

On January 31, 2006, the consolidated financial statements were approved by the Board of Directors for presentation to the Annual General Meeting of Shareholders. The proposed dividends are detailed in note 29.

42. Principal currency translation rates

Year-end exchange rates used for the consolidated balance sheets.

	2005	2004	2003
	US$	US$	US$
1 CHF	0.7587	0.8830	0.8108
1 EUR	1.1795	1.3633	1.2634

Average exchange rates used for the consolidated income statements and cash flow statements.

	2005	2004	2003
	US$	US$	US$
1 CHF	0.8103	0.8029	0.7420
1 EUR	1.2509	1.2392	1.1220

Report of the statutory auditors

To the General Meeting of Serono S.A. Coinsins (Vaud), Switzerland

As statutory auditors, we have audited the accounting records and the financial statements (balance sheet, income statement and notes) of Serono S.A. for the year ended December 31, 2005, included on pages 105 to 110.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the company’s articles of incorporation.

We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers S.A.

M. Aked	P.-A. Dévaud
Geneva, January 31, 2006

Financial statements of Serono S.A.

Income statements

Year ended December 31	2005	2004
	CHF000	CHF000
Income
Dividend income	338,312	749,478
Interest income	19,488	11,792
Gain on disposal of investments in non-group companies	21,370	—
Other income	—	1,348
Total income	379,170	762,618
Expenses
Financial expenses	10,665	18,831
Administrative expenses	2,997	3,309
Write-down of investments	2,218	434
Amortization	1,842	11,661
Taxes	4,422	3,747
Total expenses	22,144	37,982
Net income	357,026	724,636

Balance sheets (prior to profit appropriation)

As of December 31	Notes	2005	2004
		CHF000	CHF000
ASSETS
Current assets
Cash and cash equivalents		1,144	389
Accounts receivable from
– affiliates		82,218	36,936
– others		872	1,188
Treasury shares	3	—	736,454
Total current assets		84,234	774,967
Non-current assets
Investments	4	3,427,624	3,235,168
Loans to affiliates	5	1,120,385	265,005
Other long-term assets		—	1,995
Total non-current assets		4,548,009	3,502,168
Total assets		4,632,243	4,277,135
LIABILITIES
Current liabilities
Accounts payable to
– affiliates		6,651	—
– others		7	3,434
Accrued liabilities		23,875	9,858
Loans from affiliates		91,745	179,955
Taxes payable		3,591	27,416
Total current liabilities		125,869	220,663
Non-current liabilities
Loans from affiliates	5	922,670	—
Total non-current liabilities		922,670	—
Total liabilities		1,048,539	220,663
SHAREHOLDERS’ EQUITY
Share capital	6/8	380,943	403,585
Legal reserves
– General reserves	8	1,107,565	1,047,196
– Reserve for treasury shares	8	497,985	1,239,550
Available earnings	8	1,597,211	1,366,141
Total shareholders’ equity	8	3,583,704	4,056,472
Total liabilities and shareholders’ equity		4,632,243	4,277,135

The accompanying notes form an integral part of these financial statements.

Notes to the financial statements of Serono S.A.

1. General

Serono is a leading global biotechnology company with executive headquarters in Geneva, Switzerland. The bearer shares of Serono S.A., the holding company of the group, incorporated in Coinsins (Vaud), Switzerland, are listed on the Swiss Stock Exchange and, in the form of American depositary shares, on the New York Stock Exchange. The financial statements of Serono S.A. are prepared in accordance with the provisions of the Swiss Code of Obligations.

2. Accounting policies

Conversion of foreign currencies: Assets and liabilities denominated in aforeign currency are translated into Swiss francs at year-end exchange rates, except investments in non-group companies and investments in affiliates, which are translated at historical rates. Income and expense items are translated at average exchange rates prevailing during the year. Net unrealized exchange gains, if any, are deferred on the balance sheet, while exchange losses, whether realized or not, are included in determining net income.

Taxes: Provision is made for all taxes due on the company’s taxable income and capital.

Financial assets: Investments in affiliates are valued at acquisition cost less adjustments for impairment of value.

Comparatives: Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

3. Treasury shares

In 2004, treasury shares consisted of shares held directly by Serono S.A with a net book value of CHF736.5 million. These treasury shares have been canceled in 2005.

4. Investments

Total investments consist of investments in affiliates of CHF3,427.0 million (2004: CHF3,206.7 million), investments in non-group companies of CHF0.6 million (2004: CHF28.2 million) and marketable securities of CHF0.1 million (2004: CHF0.3 million).  The details related to the principal group subsidiaries of Serono S.A. are shown in note 38 to the consolidated financial statements.

5. Loans to/from affiliates

Serono International Services granted a loan to Serono S.A. on October 17, 2005 in the amount of $700.0 million. The principal amount of $490.0 million bears interest at LIBOR while the remaining loan amount of $210.0 million is non-interest bearing.

Serono S.A. granted a loan to Ares Trading S.A. on October 17, 2005 in the amount of $700.0 million. The principal amount of $490.0 million bears interest at LIBOR + 50 basis points while the remaining loan amount of $210.0 million is non-interest bearing.

These loans shall be due and payable in full on May 31, 2012. They may be repaid in whole or in part, without penalty, upon 30 days’ written notice.

6. Share capital

	Number of shares
	As of		As of		As of
	December 31,	Movement	December 31,	Movement	December 31,
	2003	in year	2004	in year	2005
Issued and fully paid share capital
Registered shares (nominal value of CHF10)	11,013,040	—	11,013,040	—	11,013,040
Bearer shares (nominal value of CHF25)	11,711,826	26,349	11,738,175	(905,668)	10,832,507
Treasury shares
Treasury shares held by Serono S.A.	—	962,435	962,435	(962,435)	—
Treasury shares held by affiliates	304,939	344,060	648,999	(7,529)	641,470
Total treasury shares	304,939	1,306,495	1,611,434	(969,964)	641,470

The Serono S.A. share capital consists of 11,013,040 registered shares with a nominal value of CHF10 each and of 10,832,507 bearer shares with a nominal value of CHF25 each.

The total share capital decreased from CHF403.6 million as of December 31, 2004 to CHF380.9 million as of December 31, 2005 due to the cancellation of the 962,435 bearer shares purchased under the second Share Buy Back Plan, the issuance of 34,479 bearer shares for the exercise of stock options and the issuance of 22,288 bearer shares for the share purchase plans. The total share capital increased from CHF402.9 million as of December 31, 2003 to CHF403.6 million as of December 31, 2004 due to the issuance of 4,530 bearer shares for the exercise of stock options and the issuance of 21,819 bearer shares for the share purchase plans.

Treasury shares canceled during 2005 totaled CHF736.5 million (2004: purchase of CHF1,017.4 million). During 2005, 7,529 treasury shares were granted to employees (2004: 7,149 treasury shares). The number of treasury shares held by Serono S.A. and affiliates is determined in accordance with the definitions of and meets the requirements of Art. 659b Swiss Code of Obligations. The 641,470 treasury shares held as of December 31, 2005 are non-dividend bearing.

The details of the authorized share capital and the conditional share capital of Serono S.A are shown in note 27 to the consolidated financial statements.

7. Principal shareholders

As of December 31, 2005, Bertarelli Biotech S.A., a corporation with its principal offices at Chéserex (Vaud), Switzerland, held 57.18% of the capital and 67.09% of the voting rights in Serono S.A. Ernesto Bertarelli controls Bertarelli Biotech S.A. On the same date, Maria-Iris Bertarelli, Ernesto Bertarelli and Donata Bertarelli Späth owned in the aggregate 4.79% of the capital and 8.61% of the voting rights of Serono S.A.

8. Changes in shareholders’ equity

						Total
	Share	Agio		Reserve for	Available	shareholders’
	capital	(share premium)(1)	General reserve(1)	treasury shares(2)	earnings	equity
	CHF000	CHF000	CHF000	CHF000	CHF000	CHF000
As of January 1, 2004	402,926	1,728,829	31,800	227,148	1,041,364	3,432,067
Net income	—	—	—	—	724,636	724,636
Dividend	—	—	—	—	(123,911)	(123,911)
Transfer for treasury shares	—	(736,454)	—	1,012,402	(275,948)	—
Shares issued further to the exercise of stock options	114	4,121	—	—	—	4,235
Shares issued under the share purchase plans	545	18,900	—	—	—	19,445
As of December 31, 2004	403,585	1,015,396	31,800	1,239,550	1,366,141	4,056,472
As of January 1, 2005	403,585	1,015,396	31,800	1,239,550	1,366,141	4,056,472
Net income	—	—	—	—	357,026	357,026
Dividend	—	—	—	—	(131,067)	(131,067)
Transfer for treasury shares	—	736,454	—	(741,565)	5,111	—
Cancelation of treasury shares	(24,061)	(712,393)	—	—	—	(736,454)
Shares issued further to the exercise of stock options	862	22,774	—	—	—	23,636
Shares issued under the share purchase plans	557	13,534	—	—	—	14,091
As of December 31, 2005	380,943	1,075,765	31,800	497,985	1,597,211	3,583,704

(1) The agio (share premium) and the general reserve constitute the total general reserve.

(2) As of December 31, 2005, the reserve for treasury shares consists of shares held by an affiliate of Serono S.A.

9. Contingent liabilities

	Outstanding	Outstanding
	liability as of	liability as of
	December 31,	December 31,
	2005	2004
	CHF000	CHF000
Guarantees in respect of affiliates’ borrowing facilities – total maximum amount of CHF561.3 million (2004: CHF478.3 million)	252,259	152,035
Guarantee in respect of an affiliate for the CHF600.0 million 0.5% senior unsubordinated convertible bond 2003/2008	589,672	575,072

Proposed appropriation of available earnings

	2005	2004
	CHF	CHF
Available earnings
Balance brought forward from previous year	1,235,074,207	917,452,362
Transfer to reserve for treasury shares	5,110,500	(275,947,842)
Net income	357,025,857	724,636,759
Total available earnings	1,597,210,564	1,366,141,279

The Board of Directors proposes the following appropriation:

	Proposed	Actual
Dividends on registered and bearer shares
Payment of a dividend of CHF 4.00 (2004: CHF3.60) gross on 11,013,040 (11,013,040) registered shares	(44,052,160)	(39,646,944)
Payment of a dividend of CHF 10.00 (2004: CHF9.00) gross on 10,832,507 (10,157,792) bearer shares	(108,325,070)	(91,420,128)
Dividends on shares reserved for the option rights which may be exercised in 2006(1)
Employee Share Purchase Plan: CHF10.00 gross on 27,341 bearer shares	(273,410)	—
Employee/Director Stock Option Plans: CHF 10.00 gross on 175,373 bearer shares	(1,753,730)	—
Total appropriation of available earnings	(154,404,370)	(131,067,072)
Balance to be carried forward	1,442,806,194	1,235,074,207

(1)          Shares issued up to the dividend payment date carry the right to receive the 2005 dividend. The proposed dividends on those shares for which the option rights will not have been exercised by the dividend payment date will be reallocated to available earnings.

Corporate governance

Serono has a long-term commitment to good corporate governance. In addition, we believe that we have the responsibility to conduct ourselves in accordance with the highest ethical standards when dealing with our customers, shareholders, employees and the communities in which we live.

Our principles and rules on corporate governance are outlined in our Articles of Association, the Rules of Organization of our Board of Directors, and the Charters of the Board of Directors’ Audit and Compensation Committees. Our principles and rules on ethical conduct are outlined in our codes of conduct applicable to our directors, officers and employees.

This report conforms with the Directive on Information relating to Corporate Governance issued by the SWX Swiss Exchange, in effect since July 1, 2002.

1. Group structure and shareholders

1.1. Group structure

Serono S.A., a holding company organized under Swiss law with registered offices in Coinsins (Vaud), Switzerland, controls, directly or indirectly, all affiliates of the Serono group worldwide. The Serono group’s headquarters are located in Geneva, Switzerland. Serono maintains research and development facilities located in Switzerland (Geneva), the US (Boston area), and Italy (Rome area and Turin area). Its principal manufacturing facilities are located in Switzerland (Aubonne and Corsier-sur-Vevey), Italy (Bari), Spain (Tres Cantos) and France (Martillac). Serono operates business units worldwide, including in North and South America, Western and Eastern Europe, the Middle East, North Africa, South East Asia and Australia.

Information on Serono’s revenues, expenses, assets and liabilities by geographical segments is summarized under note 4 of the consolidated financial statements.

The Serono group includes one listed company: Serono S.A. The bearer shares of Serono S.A. are listed on EU-regulated segment of the Swiss Stock Exchange and traded on the EU-regulated segment of the virt-x (virt-x: SEO, Code ISIN: CH0010751920). In addition, American Depositary Shares (ADS) representing bearer shares of Serono S.A. are listed on the New York Stock Exchange. Forty ADSs are issued for each bearer share. Serono S.A.’s market capitalization as at December 31, 2005 was CHF16.0 billion. Serono’s principal operating companies (all of which are non-listed companies), their country of incorporation, their share capital and the percentage of shares held by Serono are listed under note 38 of the consolidated financial statements.

1.2. Principal shareholders

The principal shareholders of Serono S.A. are (i) Bertarelli Biotech SA, a corporation, which holds 57.18% of the capital (including treasury shares) and 67.09% of the voting rights and (ii) Maria-Iris Bertarelli, Ernesto Bertarelli and Donata Bertarelli Späth, who own in aggregate 4.79% of the capital (including treasury shares) and 8.61% of the voting rights. Ernesto Bertarelli, who is Serono’s Chief Executive Officer, Vice-Chairman and Managing Director, controls Bertarelli Biotech SA.

There has been no event during 2005 that has led to any disclosure obligation for significant shareholders of Serono S.A. in the Swiss Official Commercial Gazette, whether under article 20 of the Swiss Federal Act on Stock Exchange and Securities Trading (“SESTA”) or under any other legal provision.

1.3. Cross-shareholdings

Serono S.A. has no cross-shareholdings that exceed 5% of the shareholdings or voting rights with any other company.

2. Capital structure

2.1. Issued and fully paid capital

The issued and fully paid share capital of Serono S.A., as of December 31, 2005, was CHF380,943,075, divided into 11,013,040 registered shares of CHF10 nominal value each and 10,832,507 bearer shares of CHF25 nominal value each, including 641,470 treasury shares held, which were purchased on the open market by a group company, partly pursuant to a Share Buy Back Plan announced by the company on July 15, 2002 (completed on May 24, 2004).

The Annual General Meeting of the shareholders (“AGM”) held on April 26, 2005, resolved to cancel 962,435 shares of CHF25 nominal value each, purchased under the second Share Buy Back Plan.  This cancellation became effective in August 2005.

2.2. Specific information regarding the authorized capital and conditional capital

2.2.1. Authorized capital

The authorized share capital of Serono S.A., as of December 31, 2005, was CHF35,000,000, equivalent to 1,400,000 bearer shares CHF25 nominal value each. The Board of Directors may proceed to increase the share capital, which is subject to preferential subscription rights, by May 25, 2006, either all at once or in installments.

The preferential subscription rights, which have been granted but not exercised, are at the disposal of the Board of Directors, which may use them in the interest of the company. The Board of Directors is authorized to withdraw the preferential subscription rights of shareholders favor of a bank or another institution selected by the Board of Directors which shall purchase the shares on a firm basis, if the bank institution that firmly purchases the shares undertakes to offer the subscription of the newly issued shares to the shareholders in proportion their current participation. The Board of Directors is also authorized towithdraw the preferential subscription rights of shareholders and grant shares or preferential subscription rights to third parties in the case of the purchase of a business or part of a business, taking a participation in a business/company, or similar transactions.

The issue price of the shares, the manner in which they are paid up and the date from which the new shares will give rights to dividends, as well as the conditions for the exercise of the preferential subscription rights, shall be determined by the Board of Directors.

2.2.2. Conditional capital

The conditional share capital of Serono S.A., as of December 31, 2005, was CHF53,047,100, equivalent to 2,121,884 bearer shares of CHF25 nominal value each, of which a) 1,452,000 bearer shares may be used by Serono S.A. or its affiliates for option and/or convertible bonds and b) 669,884 bearer shares are reserved for stock options.

a) Conditional capital for option and/or convertible bonds At the AGM held on May 25, 2004, the shareholders approved the increase of the conditional share capital for option and/or convertible bonds toCHF36,300,000 through the issuance of 1,452,000 bearer shares with a par value of CHF25 each, to be fully paid up by the exercise of options and/or conversion rights granted in connection with bonds issued by companies of the Serono group. These 1,452,000 bearer shares are reserved for the exercise of conversion rights under the convertible bonds offering dated November 2003. No shares were issued in 2005 from this conditional share capital. Please refer to the sections on convertible bonds and options below for further details.

b) Conditional capital for stock options At the AGM of shareholdersheld on May 25, 2004, the shareholders approved the increase of the conditional share capital for stock options and employee share purchase plans to CHF18,825,000 through the issuance of 753,000 bearer shares with a par value of CHF25 each, to be fully paid up, by the exercise of option rights which the Board of Directors has granted and may grant in the future to employees of companies of the Serono group and to the directors of the company, or by the Employee Share Purchase Plan.

Serono’s conditional capital was created in 1997 and increased on May 16, 2000, and May 25, 2004. Of the 753,000 bearer shares reserved for the stock option plans, 669,884 remained as of December 31, 2005, following the exercise of 33,821 bearer stock options and 26,300 ADS stock options under the Employee and Director stock option plans and the issuance of 22,288 shares under the Employee and Director Share Purchase Plans during 2005. The conditional capital for stock options covers the grants of options made to the Board of Directors that vested or will vest in 2001 and thereafter, but does not cover the grants of options to the Board of Directors that vested prior to 2000. After deducting the number of employee options that remained outstanding and the options granted to the Board of Directors that vested or will vest in 2000 and thereafter, a total of 221,573 options for bearer shares and American Depositary Shares (“ADSs”) remained available for grant as of December 31, 2005. The authorization period to carry out a conditional increase in capital is unlimited in time. The subscription right of shareholders has been removed for these new shares. The Board of Directors has issued and may issue in the future regulations specifying the conditions and procedures for the granting and exercise of the options. The shares may be subscribed for at a price lower than the current stock market price of the shares.

2.3. Changes of capital

Shareholders’ equity as of December 31, 2005 was $2,170,942 All details on changes in shareholders’ equity including share capital, share premium, treasury shares, retained earnings, fair value and other reserves and cumulative foreign currency translation adjustments over the last three years are presented in the consolidated financial statements.

2.4. Shares

As mentioned above, Serono S.A.’s issued and fully paid share capital is divided into registered shares with CHF10 nominal value each and bearer shares with CHF25 nominal value each.

The company’s bearer shares have been listed since July 1, 2005 on the EU Regulated Market Segment of SWX Swiss Exchange and have been traded on the virt-x pan-European Exchange since June 2001. The company’s bearer shares were previously traded on the SWX Swiss Exchange and predecessor Swiss exchanges from 1987. The company’s bearer shares have also been traded on the New York Stock Exchange since July 27, 2000 in the form of ADSs, each of which represents one-fortieth of a bearer share.

Each of Serono S.A.’s bearer shares and registered shares entitles the holder to one vote. Since the nominal value of the bearer shares is 2.5 times greater than the nominal value of the registered shares, the registered shares have effectively super voting rights. Serono S.A.’s bearer shares and registered shares participate in dividends in proportion to their nominal value. Accordingly, the dividends per share on the bearer shares are 2.5 times the dividends per share on the registered shares.

2.5. Participation certificates and bonus certificates

Serono S.A. has not issued any participation or bonus certificates.

2.6. Limitations on transferability and nominee registrations

The transfer of Serono S.A. bearer shares is effected by a corresponding entry in the books of a bank or depositary institution that holds the definitive certificates representing the bearer shares in custody or by transfer of possession of the certificate representing the bearer share.

The transfer of Serono S.A. registered shares is subject to approval by the Executive Committee of the Board of Directors, which acts upon a delegation of the Board of Directors. The Executive Committee of the Board will not approve the transfer if the prospective acquirer of the registered shares does not certify that the registeredshares will be acquired in his/her own name and for his/her own account.

The Executive Committee of the Board of Directors may retroactively cancel any transfer of registered shares if it approved it relying on a false certification by the potential acquirer of the registered shares that the shares would be acquired in his/her own name and for his/her own account.

The Executive Committee of the Board of Directors may refuse to approve a transfer of registered shares for a justifiable cause connected with the object of the company or its economic independence and, in particular, if the applicant is a competitor of the company or of a company in which Serono S.A. holds a participating interest. The Executive Committee of the Board of Directors also may refuse, without giving reasons, to approve the transfer by offering to the seller to purchase the registered shares for the company’s account, for the accounts of other shareholders or for the accounts of third parties, at their real value at the time the transfer request is received by the company. If the Executive Committee of the Board of Directors offers to purchase the registered shares for the account of other shareholders, the principle of equal treatment of all holders of registered shares will be followed.

If the registered shares are transferred by succession, the name of the acquirer will automatically be entered in the share register unless there is a justifiable cause not to do so, as described above. If such a transfer of registered shares by succession is refused, the Executive Committee of the Board of Directors will offer to purchase the shares for the company’s own account, for the accounts of other shareholders or for the accounts of third parties, at their real value at the time the registration request is received by the company.

If the Executive Committee of the Board of Directors offers to purchase the registered shares for the accounts of other shareholders, the principle of equal treatment of all holders of registered shares will be followed.

A holder of registered shares must have the express prior approval of the Executive Committee of the Board of Directors, which is free to give or not give reasons for its decision, in order to use such shares as a pledge, guarantee or security. A resolution of a qualified majority of at least two-thirds of the number of shares represented and an absolute majority of the nominal value of shares represented at a general meeting of shareholders is required to amend these restrictions on the transfer of registered shares.

2.7. Convertible bond and options

2.7.1. Convertible bond

In November 2003, a group company issued 120,000 0.50% senior unsubordinated convertible bonds at a nominal value of CHF600.0 million. Each bond has a nominal value of CHF5,000 and is convertible into Serono S.A. bearer shares at the rate of 3.533 bearer shares per bond or at an initial conversion price of CHF1,415 per share and will mature in 2008.

The bond is callable after November 30, 2006 subject to a 115% provisional call hurdle of the accreted principal amounts. If not converted prior to the date of maturity, the bonds will be redeemed at 105.8% of their face amount. The bond has a conversion price of CHF1,497 based on its redemption value of CHF634.8 million. Preferential subscription rights have been removed with respect to all outstanding convertible bonds. Exercise of the conversion rights will be satisfied through paying up of the company’s conditional capital for options and/or convertible bond or by the delivery of already issued treasury shares. The Terms of the Bonds include specific provisions in the event of a change in the control of the company, a merger or similar reorganization. As of December 31, 2005 no bond has been converted to shares.

2.7.2. Options

For details concerning the Employee stock option plan and the Employee Share Purchase Plan, please refer to notes 31 and 32 of the consolidated financial statements as well as to the section on shareholding programs below.

For details concerning options granted to the Board of Directors and the Executive Management Board members please refer to note 31 of the consolidated financial statements as well as the section on compensation below.

For the 404,492 bearer share options and the 1,791,150 ADS options granted to employees and directors of the Serono group that were outstanding as of December 31, 2005, exercise of option rights will be satisfied through paying up of the conditional capital for stock options, which amounted as of December 31, 2005 to 669,884 bearer shares. For 960 options granted to directors of the Serono group that were outstanding as of December 31, 2005, exercise of option rights will be satisfied through treasury shares.

3. Board of Directors

3.1. Members of the Board of Directors

The current members of the Serono S.A. Board of Directors are:

			Director	Term
Name	Age(1)	Position	since	expires
Georges Muller	66	Chairman	1992	2006
Ernesto Bertarelli	40	Vice-Chairman and Managing Director	1991	2006
Jacques Theurillat	46	Director	2000	2006
Pierre E. Douaze	65	Director	1998	2006
L. Patrick Gage	63	Director	2004	2006
Bernard Mach	72	Director	1997	2006
Sergio Marchionne	53	Director	2000	2006
Alberto Togni	67	Director	2005	2006

(1) As of January 31, 2006.

3.2. Activities and interest groups

Georges Muller has been the Chairman of the Serono S.A. Board of Directors since 1999 and a Board member since 1992. He has practiced law with the firm of BMP & Partners in Lausanne, Switzerland for over 25 years and has been of counsel with that firm since 1987. He retired as professor of commercial law at the University of Lausanne School of Law in June 2000 and currently holds the title of Honorary Professor. He is Chairman of the Board of Directors of SGS S.A. and The 2000 Management Corporation, and Vice-Chairman of Bertarelli Biotech S.A. He is a director of S.I. Château de Bonmont S.A., Schweizerische Lebensversicherung und Rentenanstalt, Swiss Life Holding, Schindler Aufzüge AG, Actafinance S.A., Animan Publications S.A., Lavotel S.A., Kedge Capital Partners Ltd and Kedge Capital Services Ltd.

He participates on the boards of various foundations and associations, namely Fondation pour la création d’un musée des Beaux Arts, Lausanne (Chairman); World Arts Forum; and Fondation Forum of Young Global Leaders. He has worked at the Federal Tax Administration, Division of International Tax Law, in Berne, Switzerland and at Union Bank of Switzerland in Lausanne, Switzerland. Mr. Mullerreceived a PhD in law and degree in business administration (HEC) at the University of Lausanne. He also has received an LLM from Harvard University. Mr. Muller is a Swiss national and resident.

Ernesto Bertarelli is Serono’s Chief Executive Officer. He is alsoVice-Chairman and Managing Director of the Serono S.A. Board of Directors. Prior to his appointment as Chief Executive Officer in January 1996, Mr. Bertarelli served for five years as Deputy Chief Executive Officer and Vice-Chairman of the Board, where he was responsible for finance and operations. Mr. Bertarelli began his career with Seronoin 1985, since which time he has held several positions of increasing responsibility in sales and marketing.

Mr. Bertarelli is the Chairman of Bertarelli Biotech S.A., Kedge Capital Partners Ltd, Alinghi Holdings Ltd and Team Alinghi S.A. He is a director of UBS AG, PHRMA and the Bertarelli Foundation. He is also a member of the Harvard Medical School Board of Fellows. He received a Bachelor of Science degree from Babson College in Boston, Massachusetts, and an MBA from Harvard Business School. Mr. Bertarelli is a Swiss national and resident.

Jacques Theurillat has been Serono’s Deputy Chief Executive Officerand President Marketing & Sales Europe and International since May 2002 and has been a Serono S.A. director since May 2000.He previously served as Serono’s Chief Financial Officer from 1996 until October 2002. Prior to that, Mr. Theurillat was Managing Director of Serono operations in Italy. He began his career with Serono in 1987. Mr. Theurillat has law degrees from Madrid University and Geneva University and holds a Swiss Federal Diploma (Tax Expert). He also received an MBA from the Madrid School of Finance.Mr. Theurillat is a Swiss national and resident.

Pierre E. Douaze has been a Serono S.A. director since 1998.Until 1998, he was a member of the Executive Committee and former Chief Executive Officer of the healthcare division of Novartis, the company that resulted from the merger of Sandoz and Ciba Geigy. Before that merger in 1997, Mr. Douaze worked at Ciba Geigy, where he served in various capacities beginning in 1970. In 1991, he became a member of Ciba Geigy’s executive committee, with responsibility for healthcare. He currently serves as a board member of the Galenica Group, Switzerland and Chiron Corporation.

Mr. Douaze received a Master of Science degree from the Federal Polytechnical School in Lausanne and an MBA from INSEAD Fontainebleau. Mr. Douaze is a French national and a resident of Switzerland.

L. Patrick Gage has been a member of the Board of Directors ofSerono S.A. since May 2004. He is an advisor partner with Flagship Ventures, Cambridge, MA. Prior to this, until 2002, he was President, Wyeth Pharmaceutical Research and CSO Wyeth/AHPC. Between 1989 and 1998, he served in several positions of increasing responsibility at Genetics Institute, Inc., culminating as President.

Mr. Gage has also been a member of the Roche Institute of Molecular Biology and Vice President of Exploratory Research (US) in the Hoffman-La Roche Group. He is currently Chairman of Acceleron Pharma and a director of Compound Therapeutics and Immune Control, all private companies, and is also a director of Protein Design Labs Inc., and Neose Technologies Inc. He serves as Chair of the Life Sciences Advisory Board (SAB) for Perkin Elmer Inc., is a member of the SAB of Functional Genetics, a private biotech company, and is a founding member of the SAB of Warburg Pincus, a private equity company. In addition, Mr. Gage is a director of the Biotechnology Institute, a non-profit organization.

He received a Bachelor of Science from Massachusetts Institute of Technology and a PhD in biophysics from the University of Chicago. He performed postdoctoral research at the Carnegie Institution of Washington. Mr. Gage is a United States national and resident.

Bernard Mach has been a Serono S.A. director since 1997. He retired from the University of Geneva Medical School in 1998. Until then, Dr. Mach was the Chairman of the department of genetics and microbiology and of the graduate program in molecular and cellular biology, and was the Louis Jeantet Professor of Molecular Genetics. Dr. Mach is a former member of the Swiss Science Council, the scientific advisory board to the Swiss government, and a former President of the Union of Swiss Societies for Experimental Biology. He is also a founder and former board and Scientific Advisory Board member of Biogen, founder and Chairman of the Scientific Board of Lombard Odier Immunology Fund, and founder, non-executive Chairman of NovImmune S.A. Dr. Mach is on the board of Lonza Group AG and of FIND, a non-profit foundation for innovative diagnostics. Dr. Machreceived an MD degree from the University of Geneva, and a PhD degree from Rockefeller University in New York and did his internship and residency at Massachusetts General Hospital/Harvard Medical School in Boston. Dr. Mach is a member of the French Academy of Science. He is a Swiss national and resident.

Sergio Marchionne has been a Serono S.A. director since May 2000.Since June 2004, Mr. Marchionne has been Chief Executive Officer of Fiat S.p.A., whose Board of Directors he joined in May 2003. In February 2005, he also assumed the role of Chief Executive Officerof Fiat Auto S.p.A. He has been a member of the SGS S.A (SGS) Board since May 2001. From February 2002 to June 2004, Mr. Marchionne served as Chief Executive Officer and Managing Director of SGS and since June 2004 as Vice-Chairman. From October 1999 until January 2002, Mr. Marchionne served as Chief Executive Officer and a director of Lonza Group AG, which was spun-off fromAlusuisse-Lonza Group in October 1999. Mr. Marchionne served as Chairman of Lonza Group Ltd from October 2002 until April 2005. He previously worked at Alusuisse-Lonza in various capacities, including as Chief Executive Officer from 1997 until October 2000.

Mr. Marchionne received an LLB from Osgoode Hall Law School in Toronto, Canada and an MBA from the University of Windsor, Canada. He is a barrister and solicitor and a Chartered Accountant. Mr. Marchionne holds dual Canadian and Italian nationalities, and is a resident of Switzerland.

Alberto Togni has been a Serono S.A. director since April 2005.Mr Togni was Executive Vice-Chairman of the Board of UBS AG from 1998 until his retirement in April 2005.

He was employed by UBS and its predecessor Swiss Bank Corporation (SBC) from 1959. From 1994 to 1997, he was Chief Risk Officer and a member of the Group Executive Committee of SBC. He previously held various positions in SBC’s commercial division, becoming its head in 1993. He was named a member of SBC’s Executive Board in 1981. Prior to that, he served in different management roles in Zurich, New York and Tokyo, and as representative for the Middle East in Beirut, after professional training and various assignments in Lausanne, New York and Zurich. Mr. Togni has been a member of an “Advisory Board” of the International Monetary Fund, of the Swiss Central Bank and is Chairman of the Helmut Horten Foundation. He holds a degree from the New York Institute of Finance. Mr. Togni is a Swiss national and resident.

No non-executive director has any material dealings with Serono to disclose.

3.3. Cross-involvements

The cross-involvements among the Boards of Directors of Serono S.A. and other listed companies are as follows: UBS AG (Ernesto Bertarelli); SGS S.A. (Georges Muller and Sergio Marchionne); Lonza Group AG (Bernard Mach); Galenica Group (Pierre E. Douaze); Chiron Corporation (Pierre E. Douaze); Fiat SpA (Sergio Marchionne); Swiss Life Holding (Georges Muller); Protein Design Labs Inc. (Patrick Gage); and Neose Technologies Inc. (Patrick Gage).

3.4. Election and term of office

Directors are elected each year at the AGM and serve until the following AGM, which must be held within six months after the end of each financial year. They are appointed for a one-year term and are indefinitely re-eligible. Directors are individually elected at the AGM.

3.5. Primary functions of the Board of Directors, work and information methods

The Board of Directors of Serono S.A. is the ultimate executive body of the company and has the authority to deal with all matters, which are not expressly delegated by the law, the by-laws of the company or the regulations (the Regulations) of the Board to another body of the company.

The Board of Directors makes decisions as a whole, in some cases based upon recommendations of the Audit, Compensation and Executive Committees. Before each Board meeting, members of the Board are asked whether they want to add any item to the agenda. Each agenda contains a “miscellaneous section” allowing each Board member, at the end of any Board meeting, to address any topic

The Board of Directors has in particular authority for the following matters:

a)                                      The Board of Directors has authority for the ultimate direction of the company and to issue the general policies or the directives required therefor;

b)                                     The Board of Directors is responsible for the supervision of the persons entrusted with the management of the company, specifically in view of their compliance with the law, the by-laws of the company and the Regulations;

c)                                      The Board of Directors defines the organization of the company and the principles of corporate governance, which are in the best interests of the company and its stakeholders;

d)                                     The Board of Directors establishes the financial plan for the Company and defines the principles applicable to the accounting and financial control of the Company;

e)                                      The Board of Directors approves acquisitions and divestments of companies or businesses, incorporation of new companies or liquidation of companies, and strategic alliances with other companies, if such matters are of material significance to company’s business;

f)                                        The Board of Directors approves the filing or settlement of claims or litigations involving the company, which may be of material significance to the company;

g)                                     The Board of Directors appoints the authorized representatives of the company and defines the powers of such representatives;

h)                                     The Board of Directors determines the remuneration of its members, based on the proposals of the Compensation Committee;

i)                                         The Board of Directors approves the annual and quarterly accounts, the annual report and the proposal to the shareholders for the appropriation of available earnings, upon recommendation of the Audit Committee;

j)                                         The Board of Directors approves the agenda of the shareholders’ meeting and convenes the shareholders’ meeting. The Board of Directors executes the decisions taken by the shareholders’ meeting;

k)                                      The Board of Directors makes the determination of (i) whether or not a Board member is independent, and (ii) whether or not the members of the Audit Committee meet the financial literacy and expertise standards, both as stipulated by applicable law, regulation and listing requirements;

l)                                         The Board of Directors informs the judge in the case of insolvency of the company;

m)                                   The Board of Directors adopts resolutions concerning an increase of the share capital to the extent that such power is vested in the Board of Directors (Article 651 paragraph 4 of the Swiss Code of Obligations), as well as resolutions concerning confirmation of capital increases and related amendments to the by-laws of the company; and

n)                                     The Board of Directors adopts, modifies or cancels the Regulations.

3.6. Functions distribution between the Board of Directors and the management

The Board of Directors has appointed a Managing Director and Chief Executive Officer, who is entrusted with the day-to-day, operational management of the company.

The Board of Directors acknowledges the value and the significance of being fully informed on substantial operations and business of the company. In order to thoroughly understand such matters, the Board of Directors is first informed through the Managing Director and Chief Executive Officer, who also regularly and openly communicates with the Chairman throughout the year outside Board meetings.

The Board of Directors also consults the Board committees and may invite, either upon the initiative of the Managing Director and Chief Executive Officer or at the request of a Board member, senior managers to participate in the Board meetings and present the current major matters of their business area. This comprehensive information is necessary to allow the Board of Directors to make proper decisions. The Board of Directors meets at least four times a year, and more often as necessary. In 2005, the Board met six times, held four conference calls and adopted nine circulating Board resolutions.

3.7. Board of Directors’ control instruments over the management of the company

3.7.1. Control instruments

The control of the Board of Directors over the management of the company is exerted through its committees:

a)                                      Executive Committee of the Board;

b)                                     Audit Committee; and

c)                                      Compensation Committee.

In addition, at Board meetings, the Chief Executive Officer and Managing Director regularly updates the Board on important issues. Outside of Board meetings, any director may request information from the Chief Executive Officer and Managing Director pertaining to the company’s business.

The Board further relies on the internal audit and compliance function, headed by the Senior Executive Vice-President, Group Compliance Officer and Head of Corporate Administration,  and on the audit reports on financial statements addressed to the Audit Committee by the independent auditors.

The Group Compliance Officer’s office, through the internal audit department and the Compliance Officer, reviews compliance with local regulations and corporate financial policies and tests the effectiveness of applicable internal controls. The Group Compliance Officer’s office also verifies that management committees fulfill their charters and, more generally, that the design of core business processes is in compliance with applicable regulatory requirements and internal rules and regulations. The Group Compliance Officer reports, as needed, on his activity and findings to the Chief Executive Officer and Managing Director and to the Audit Committee.

3.7.2. Board Committees

a) Executive Committee of the Board The Executive Committee of the Board (which is distinct from the Executive Management Board referred to further below) consists of Georges Muller, Ernesto Bertarelli and Jacques Theurillat.

The Executive Committee has by delegation of the Board of Directors the following authority:

•                                          The preparation of the annual report, the financial statements, the consolidated financial statements and the proposal to the shareholders for the appropriation of available earnings;

•                                          The preparation for the shareholders’ meeting and the taking of all actions which are required in order to convene the shareholders’ meeting; and

•                                          The studying of all matters which are under the competence of the Board of Directors and the preparation of the resolutions of the Board of Directors.

The Executive Committee also has authority to approve the transfer of registered shares of the company, as well as the constitution of ausufruct or security over the registered shares of the company, according to section 6.5 of the Articles of Association of the company.

The Executive Committee may from time to time delegate specific matters to the Managing Director and Chief Executive Officer.

The Executive Committee of the Board is convened by the Chairman or by the Managing Director and Chief Executive Officer as often as required by the business of the company. The Executive Committee of the Board may invite to its meetings employees of the company or consultants, as necessary. In 2005, the Executive Committee of the Board met six times and held regular conference calls.

b) Audit Committee The Board of Directors has established an Audit Committee currently consisting of Sergio Marchionne (Chairman), Pierre E. Douaze and Alberto Togni, who was appointed by the Board in July 2005. Hans Thierstein, a former director, was a member of the Committee until April 2005.

All members of the Audit Committee are non-executive directors and meet the independence requirements applicable to Audit Committee members under the rules of the US Securities and Exchange Commission (SEC), as required by the listing standards of the New York Stock Exchange, where the company’s bearer shares are traded in the form of ADSs.

While these directors all have sufficient financial and compliance experience and ability which enable them to discharge their responsibilities as members of the Audit Committee, Sergio Marchionne is Serono’s designated “Audit Committee financial expert,” as defined under the rules of the SEC. In discharging its oversight role, the Audit Committee is empowered to investigate any matter relating to the company’s accounting, auditing, internal control, or financial reporting practices brought to its attention, with full access to all of the company’s books, records, facilities and personnel.

The Audit Committee has the following responsibilities:

•                                          Review with the selected independent auditors for the company the scope of the prospective audit, the estimated fees thereof and such other matters pertaining to such audit as the Committee may deem appropriate and receive copies of the annual comments from the independent auditors on accounting procedures and systems of control (Management Letter);

•                                          Oversee that the independence of the independent auditors is maintained;

•                                          Review with the independent auditors any questions, comments or suggestions they may have regarding the internal control, accounting practices and procedures of the company and its subsidiaries;

•                                          Review and oversee the internal audit activities, including discussing with management and the internal auditors the internal audit function’s organization, objectivity, responsibilities, plans, results, budgets and staffing;

•                                          Discuss with management, the internal auditors and the independent auditors the quality and adequacy of the compliance with the company’s internal controls;

•                                          Receive summaries of the audit reports issued by the internal audit department;

•                                          Review with management and the independent auditors the annual audited financial statements of the company and the quarterly financial statements and any material changes in the accounting principles or practices used in preparing the statements prior to publication and the filing of reports with the SWX Swiss Exchange and the filing of the report on Form 20-F with the SEC;

•                                          Discuss with management and the company’s General Counsel any legal matters (including the status of pending litigation) that may have a material impact on the company’s financial statements and any material reports or inquiries from regulatory or governmental agencies which could materially impact the company’s contingent liabilities and risks;

•                                          Make or cause to be made, from time to time, such other examinations or reviews as the Committee may deem advisable with respect to the adequacy of the systems of internal control and accounting practices of the company and its subsidiaries and with respect to accounting trends and developments and take such action with respect thereto as may be deemed appropriate;

•                                          Subject to approval by the shareholders, recommend annually the public accounting firm to be the independent auditors for the company;

•                                          Set the compensation of the independent auditors and pre-approve all audit and non-audit related engagements performed by the independent auditors;

•                                          Resolve issues related to conflicts of interests involving members of the Board of Directors or the Executive Management Board; and

•                                          Engage independent counsels and other advisors, as it deems necessary to carry out its duties.

The Audit Committee maintains free and open communication throughout the year with the independent auditors, the internal auditors and the company’s management, in particular the Chief Executive Officer and Managing Director, the Chief Financial Officer and the Senior Executive Vice-President, Human Resources, Legal and Corporate Communication. Its Chairman is responsible for the leadership of the Audit Committee, including scheduling and presiding over meetings, preparing agendas and making regular reports to the Board of Directors.

The Audit Committee meets at least four times a year or more often, if required. In 2005, the Audit Committee met six times. The external auditors attended all of these meetings.

c) Compensation Committee of the Board The Board of Directors also has established a Compensation Committee which currently consists of Pierre E. Douaze (Chairman), Sergio Marchionne and Patrick Gage, who was appointed by the board in July 2005. Hans Thierstein, a former director, was a member of the Committee until April 2005. All members of the Compensation Committee are non-executive directors.

The Compensation Committee sees that senior executives of the company are compensated in a manner consistent with the stated compensation strategy of the company, internal equity considerations, competitive practice, and applicable legal requirements.

The Compensation Committee has the following responsibilities:

•                                          Submit to the Board of Directors for approval the principles to be applied for the remuneration of the members of the Board of Directors and of the company’s executives;

•                                          Review as often as necessary, but no less than once per year, the compensation plans for the company’s executives to see that such plans are designed to attract, retain and reward the company’s executives, to motivate their performance in the achievement of the company’s business objectives and to align their interest with the long-term interest of the shareholders, with a particular emphasis on seeing that:

i)                                         The company’s annual incentive plans for executives are properly administered as to participation in these plans, alignment of awards with the company’s financial goals, actual awards paid to executive officers and total funds reserved for payments under these plans;

ii)                                      The company’s long-term plans for executives are properly administered as to participation in these plans, alignment of awards to the achievement of the company’s long-term goals, key personnel retention objectives and shareholders’ decisions concerning the use of capital for management incentive plans:

•                                          Review annually and determine the individual elements of the compensation of the Chief Executive Officer;

•                                          Review annually the individual elements of the compensation of the senior officers of the company who report to the Chief Executive Officer, consistent with the objectives defined in the Compensation Committee Charter;

•                                          Review and recommend to the Board of Directors for approval the remuneration of the members of the Board;

•                                          Approve the company’s stock option plans and any modification thereof; the number of options granted to the Chief Executive Officer; and the global number of options that the Chief Executive Officer is authorized to distribute to senior management during the year;

•                                          Make a recommendation to the Board on all reports that the company is required to make to shareholders pursuant to legal or regulatory requirements in the area of executive compensation; and

•                                          Make a recommendation to the Board on all proposals for incentive plans that require shareholders’ approval, including proposals to create share capital for compensation plans.

The Compensation Committee reports to the Board on its activities at least once in each calendar year. Its Chairman is responsible for summoning meetings, preparing the agenda and seeing that members of the Compensation Committee receive proper documentation prior to meetings. The Managing Director and Chief Executive Officer is invited to attend meetings of the Compensation Committee, except when discussions are held on his remuneration. In 2005, the Compensation Committee met once and adopted five circulating resolutions. Its Chairman furthermore regularly and openly communicated throughout the year with the company’s management, in particular the Chief Executive Officer and Managing Director, and the Senior Executive Vice-President, Human Resources, Legal and Corporate Communication.

4. Executive Management Board

4.1. Members of the Executive Management Board

The current members of the Executive Management Board, which is a management committee are:

Name	Age(1)	Position
Ernesto Bertarelli	40	Chief Executive Officer
Jacques Theurillat	46	Deputy Chief Executive Officer, President Marketing & Sales Europe and International
Roland Baumann	60	Senior Executive Vice-President, Group Compliance Officer and Head of Corporate Administration
Leon Bushara	39	Senior Executive Vice-President, Business Development
Giampiero De Luca	51	Chief Intellectual Property Counsel
Fereydoun Firouz	42	President of Serono, Inc.
Stuart Grant	50	Chief Financial Officer
Franck Latrille	48	Senior Executive Vice-President, Global Product Development
François Naef	43	Senior Executive Vice-President, Human Resources, Legal and Corporate Communication
Timothy Wells	43	Senior Executive Vice-President, Research

(1) As of January 31, 2006.

4.2. Activities and interest groups

Roland Baumann is Serono’s Senior Executive Vice-President, GroupCompliance Officer and Head of Corporate Administration. Prior to his appointment to this position in February 2004, he was Serono’s Senior Executive Vice-President, Head of the CEO Office, Corporate Strategic Planning and Corporate Administration and Head of Group Internal Audit from March 2003. From March 2000 to March 2003, he was Serono’s Senior Vice-President, Strategic Business Planning and Corporate Administration, Head of Group Internal Audit. Before his appointment to that position, Mr. Baumann worked for Serono in positions of increasing responsibility related to finance, information systems and technology, internal audit and strategic business planning from 1991. Before joining Serono, Mr. Baumann was a senior vice-president with La Suisse Assurances, where he was the head of business process engineering and finance and accounting services.Mr. Baumann holds a degree in economics and business administration from the Ecole Supérieure des Cadres pour l’Economie et l’Administration in Basel. He is a Swiss national and resident.

Leon Bushara is Serono’s Senior Executive Vice-President, BusinessDevelopment. Before his appointment to that position in 2003, Mr. Bushara worked in positions of increasing responsibility in Serono’s Business Development department from 1993. Prior to joining Serono in 1993, Mr. Bushara founded and managed a chain of cafés and restaurants in New York City from 1988 until 1993.

Mr. Bushara holds a BA degree from Brown University. He is a United States national and a resident of Switzerland.

Giampiero De Luca is Serono’s Chief Intellectual Property Counsel.Prior to his appointment to this position in November 1999, Mr. De Luca worked for Serono in positions of increasing responsibility related to intellectual property and product development from 1988. Prior to joining Serono, Mr. De Luca worked as a patent examiner at the European Patent Office, where he focused on patents related to genetic engineering. Mr. De Luca holds a doctoral degree in industrial chemistry from the University of Milan and a diploma from the Institut Pasteur in general microbiology. He is a chartered European patent attorney, chartered Italian patent attorney, and chartered attorney before the Office for Harmonization in the Internal Market. Mr. De Luca is an Italian national and a resident of Switzerland.

Fereydoun Firouz is President of Serono, Inc., Serono’s USoperating subsidiary. From 2001 until March 2003, he was Executive Vice-President, Reproductive Health, of Serono, Inc. Prior to his appointment to that position in 2001, Mr. Firouz worked inpositions of increasing responsibility in Serono’s sales and marketing operations from 1991 and in Serono’s government affairs office in Washington, DC from 1989 to 1991. He is a Board member of the Massachusetts Biotechnology Council and of BIO (Biotechnology Industry Organization). Mr. Firouz holds a Bachelor of Science degree in political science from George Washington University in Washington, DC. He is a Swiss national and a resident of the United States.

Stuart Grant is Serono’s Chief Financial Officer. Prior to this appointment in November 2004, Mr. Grant served for almost three years as Chief Financial Officer of Serono Inc., Serono’s US operating subsidiary.

Mr. Grant joined Serono from Digital Equipment Corporation in 1995, where he held various senior financial positions of increasing responsibility. Mr. Grant has over 25 years of financial and business management experience in the high technology sector, in both the corporate and field environments. Mr. Grant received a Bachelor of Accountancy degree from the University of Glasgow, and is a Chartered Accountant. He is a British national and resident of Switzerland.

Franck Latrille is Serono’s Senior Executive Vice-President, Global Product Development. Prior to his appointment to this position in March 2003, Mr. Latrille was Serono’s Senior Executive Vice-President, Manufacturing Operations and Process Development. Before that, he served for three years as Serono’s General Manager, Italian manufacturing operations. From 1994 to 1997, he served as general manager of Sorebio, which he co-founded in 1987. Mr. Latrille joined Serono in 1994, following the company’s acquisition of Sorebio. Mr. Latrille holds a PhD in animal physiology and biochemistry and a Master of Science degree from the University of Bordeaux. He is a French national and resident.

François Naef is Serono’s Senior Executive Vice-President, HumanResources, Legal and Corporate Communications. Prior to his appointment to this position in February 2004, he was Serono’s Senior Executive Vice-President, Human Resources. From November 1999 to February 2001, Mr. Naef served as Serono’s General Counsel. He previously worked in positions of increasing responsibility in the legal department since 1988.

Mr. Naef also serves as Company Secretary and as General Manager of Serono International S.A., one of Serono’s principal subsidiaries. Prior to joining Serono, Mr. Naef was an attorney at the Geneva law firms of Combe & de Senarclens and, prior to that, Me Rossetti. Mr. Naef is a member of the Board and Executive Committee of the Geneva Chamber of Commerce as well as a member of the Economic Council of the Canton of Vaud in Switzerland. Mr. Naef holds a law degree and a master’s degree in European law from the University of Geneva. Mr. Naef was admitted to the Geneva Bar in 1986. He is a Swiss national and resident.

Timothy Wells is Serono’s Senior Executive Vice-President, Research.Prior to his appointment to this position in March 2003, he served as Serono’s Vice-President Research, Head of Discovery, where he was responsible for integrating the discovery research in Serono’s global organization. Mr. Wells currently serves on the Scientific AdvisoryBoard for Pictet’s biotech fund and for Ecolosion, the Geneva Biotech Incubator. Mr. Wells joined Serono from Glaxo Wellcome in 1998, where he held a number of positions of increasing responsibility.Mr. Wells has an MA in natural sciences from the University of Cambridge, UK and a PhD in protein engineering from Imperial College London, and is a fellow of the Royal Society of Chemistry.He is a British national and a resident of Switzerland.

For the biographies of Mr. Ernesto Bertarelli and Mr. Jacques Theurillat, please refer to the above section “3.2 Activities and interest groups”.

4.3. Primary functions of the Executive Management Board, work methods and management contracts

4.3.1. Executive Management Board

The Executive Management Board has been set up by the Managing Director and Chief Executive Officer to assist him in the day-to-day management of the company’s business and operations. The Executive Management Board is chaired by the Managing Director and Chief Executive Officer and meets as often as required, but at least on a monthly basis to address operational matters and to make strategicrecommendations to the Board of Directors. In 2005, the Executive Management Board held 18 sessions lasting a total of 22.5 days.

4.3.2. Compensation Committee

This committee must be distinguished from the Compensation Committee of the Board. The Compensation Committee oversees the group compensation and benefits strategy and manages the incentive programs. It makes recommendations to the Compensation Committee of the Board. The Compensation Committee is chaired by the Managing Director and Chief Executive Officer. It meets as often as necessary, but at least twice a year.

4.3.3. Corporate committees with strategic mandate

Two management committees share the function of assisting the Executive Management Board in defining Serono strategy and in monitoring its implementation.

a) Strategic Therapeutic Area Teams The Strategic Therapeutic Area Teams are responsible for proposing to the Executive Management Board the Franchise Business Plans for the current and future business franchises of Serono, the target product profile of new compounds, the life cycle management of products, the global pricing strategy, the global product positioning and the global product launch plans. This Committee is chaired by the Deputy CEO and President Sales & Marketing Europe and International and by the President of Serono Inc. It meets at least twice a year.

b) Strategic Product Opportunities Team The Strategic Product Opportunities Team is responsible for proposing to the Executive Management Board the Product Development Plans of new molecules that are moving from Serono internal research to development or that have been acquired through strategic alliances. When the development of these new molecules is sufficiently advanced, the Executive Management Board assigns them to an existing or new Therapeutic Area and the Strategic Product Opportunities Team takes over the responsibility for incorporating the new molecules in an existing or newFranchise Business Plan. This Team is chaired by the Senior Executive Vice-president Global Product Development and by the Deputy CEO and President Europe and International Sales & Marketing. It meets atleast twice a year.

4.3.4. Corporate committees with operational mandate

Following the approval of the company’s strategy by the Executive Management Board, each function is responsible for providing the necessary resources and expertise to implement this strategy.

To monitor the progress of Serono commercial activities in each region, regional Sales and Marketing presidents and vice-presidentshold quarterly business review meetings.

In the areas of R&D and manufacturing, the implementation of Serono strategy generally requires cross-functional activities. In order to ensure effective planning and coordination, several committees are entrusted with the responsibility for nominating the appropriate project teams and monitoring the progress of their work:

a)                                      Research Supervisory Committee: monitors Serono projects in the area of discovery;

b)                                     Early Development Supervisory Committee: monitors Serono early development projects from preclinical to proof of concept in humans;

c)                                      Product Development Supervisory Committee: monitors projects that Serono currently has in clinical development;

d)                                     Marketing Supervisory Committee: monitors projects after file submission;

e)                                      Technology Platform Supervisory Committee: monitors projects related to the development of new manufacturing, formulation or other technologies that are used in relation with Serono productsor new molecules;

f)                                        Capacity and Assets Management Supervisory Committee: monitors Serono investments in new manufacturing sites or installations; and

g)                                     Intellectual Property Supervisory Committee: ensures coordination among the various functions that generate Serono intellectual property, to optimize Serono patent protection position.

4.3.5. Corporate committees with good corporate practices mandate

Serono is conscious that the complexity of its operations requires it to operate at all times in accordance with good corporate practices and to monitor properly the risks associated with its business. As a consequence, five committees are active in those areas where this goal may only be achieved through cross-functional expertise:

a)                                      Safety and Ethics Committee: ensures proper monitoring and reporting of the safety of Serono products and development molecules;

b)                                     Labeling Committee: approves and monitors the labels of Serono products, and in particular the patient leaflet information;

c)                                      Internal Audit, Compliance and Risk Assessment Committee: recommends appropriate risk management initiatives to the Chief Executive Officer, based on risk assessment evaluations made by the Internal Audit Department, the Corporate Quality Assurance Department and the Legal Department;

d)                                     Disclosure Committee: ensures the timely and appropriate reporting of information to the stock exchanges and Serono shareholders; and

e)                                      Security Committee: ensures that the proper activities are carried out within Serono to protect Serono people, assets and proprietary information from external threats.

Given the type of activities it conducts, Serono does not outsource any part of its management.

5. Compensation, shareholdings and loans

All references made to the Executive Management Board contained in the compensation, shareholdings and loans sections reflect the membership that was in place as of December 31, 2005.

5.1. Content and method of determining the compensation and the shareholding programs

Please refer to the above section on the Compensation Committee of the Board of Directors for the company’s overall compensation strategy as well as senior executive and Board members’ compensation.

All directors receive cash compensation that varies with their Board responsibilities, their participation on Board Committees and their status as executive or non-executive directors. All directors are also eligible to participate in the stock option plan and the share purchase plan that Serono S.A. has especially set up for its Board of Directors.

In order to promote internal equity and alignment of compensation with the company’s performance, the Managing Director has established Compensation Committees at the level of the Executive Management Board in regions and units.

These Committees comprise the manager whose function, region or unit is reviewed, his manager and the representative of Human Resources who oversees the relevant function, region or site. For example, the compensation of senior managers in the different functions is reviewed by the Chief Executive Officer, the Senior Executive Vice-President, Human Resources, Legal and Corporate Communication and the relevant head of function. These Compensation Committees meet once a year to review bonuses, merit increases and stock option grants to managers.

5.1.1. Stock option plan for the Board of Directors (I)

Serono made a single grant of options for Serono S.A. bearer shares (one option – one share) to each of its directors when they took officefor the first time, between 1998 and 2001. Such options vest on December 31 of each year over a period of five years (four years for one director), but directors may not exercise their options for a period of five years (four years for one director) from the date of grant. After the options become exercisable, directors may exercise their options for a period of five years (four years for one director). The exercise price for directors’ options is the price of Serono bearer shares on the virt-x on the date of the AGM following which the options were granted.

5.1.2. Stock option plan for the Board of Directors (II)

Serono set up during 2003 a new stock option plan reserved for its Board of Directors to replace the original stock option plan (I), followingthe vesting of all options under this latter plan. Grants of options for Serono S.A. bearer shares (one option – one share) are made each year following the AGM. Options vest beginning one year after their grant and vest evenly over four years. Each option has a 10-year duration.

The exercise price is the fair market value of the Serono S.A. bearer share on the date of grant. The Compensation Committee is responsible for selecting the beneficiaries for each of the plan’s cycles and determining the number of options granted.

5.1.3. Director Share Purchase Plan (“DSPP”)

Serono also set up during 2003 a share purchase plan reserved for its Board of Directors. The plan allows Board members to purchase Serono S.A. bearer shares through allocation of 50% or 100% of their net yearly directors’ fees to the plan. The sum of accumulated fees allocated to the plan is applied to the purchase of shares on the participant’s behalf at the end of each plan cycle. Each cycle commences on the first business day following the company’s AGM and ends on the date of the next AGM. Each director may become a participant by notifying the company of his decision in a period of10 business days following the AGM. The purchase price per share is 85% of the fair market value of the share on the fifth business day following the AGM.

Executive directors and the other Executive Management Board members are eligible, in addition to receiving their base salary (which varies with position grade, experience and performance), pension, retirement and similar benefits, to participate in the Serono incentive programs described further below:

5.1.4. Corporate Management Incentive Plan (“CMIP”)

The CMIP is an incentive program providing bonuses in cash to Serono employees who have attained a certain position grade. Target amounts are determined on an annual basis and reflect position grade. The bonus granted is the result of a weighting between individual and collective performance factors.

5.1.5. Stock option plan for employees

The stock option plan for employees is an incentive program under which options are granted to employees who have attained a certain position grade. Options are granted either for Serono S.A. bearer shares or ADSs as appropriate. Stock options are granted every plan year. Options vest beginning one year after their grant and vest evenly over four years. Each option has a 10-year duration. The exercise price is the fair market value of the underlying share on the date of grant. The number of options awarded depends on position grade and takes account of individual performance.

5.1.6. Employee Share Purchase Plan (“ESPP”)

The ESPP became effective on January 1, 2001 and was progressively implemented for Serono affiliates throughout the year 2001. The ESPP is designed to allow all permanent Serono employees to purchase Serono S.A. bearer shares or ADSs through periodic payroll deductions. A participant may contribute up to 15% of his or her salary through payroll deductions, and the accumulated payroll deductions are applied to the purchase of shares on the participant’s behalf at the end of the year.

The purchase price per share is 85% of the lower of (i) the average closing price of the bearer shares or ADSs in the 10 business days prior to January 1 of the Plan’s year and (ii) the average closing price of the bearer shares or ADSs in the 10 business days prior to December 31 of the Plan’s year. If an employee completes one year of service with Serono after purchasing shares through the ESPP and retains any of the purchased shares at the end of that year of service, then the employee is eligible for additional matching shares as determined by the Board of Directors. For the fifth plan year, which ended on December 31, 2005, for every three shares purchased in the ESPP in January 2005 that were still held by an employee on December 31, 2005, Serono granted to the employee one additional share. All matching share grants are at the discretion of the Board of Directors.

5.1.7. Restricted Share Plan (“RSP”)

The group has a Restricted Share Plan whereby employees may be granted restricted share awards as a result of an award based on certain performance criteria. Shares granted under this Plan generally have a three-year vesting period. During 2005, no shares (2004: 699 shares) were granted to employees.

5.1.8. Serono Stock Grant Plan 2006

A new Stock Grant Plan was adopted effective January 1, 2006, whereby selected employees may be granted restricted share awards the absolute discretion of the Board of Directors. The plan is intended attract and retain key employees as well as encourage their future share ownership and interest in the company’s success. Shares granted under this Plan will vest evenly over three years.

5.1.9. Invention Reward Plan

The Serono Invention Reward Plan is intended to identify and recognize those inventions and “know-how” improvements that make an important contribution to Serono and to reward people responsible for bringing them to fruition. All Serono employees are eligible to participate in the Invention Reward Plan, especially scientific/technical employees in Research and Pharmaceutical Development, Clinical Development, Regulatory Affairs and Manufacturing. The Invention Reward Plan is structured to include team members who have worked on the inventionsas well as the inventor. Nominations are proposed by the employees and are then submitted to the Invention Reward Committee (consisting the Chief Executive Officer, Chief Intellectual Property Counsel, Senior Executive Vice-President Research, and Senior Executive Vice-President, Human Resources, Legal and Corporate Communication) who review and approve final awards. Recognition rewards consist of a cash bonus and/or a grant of Serono stock options and, in either case, an incentive trip. The Plan is designed to be flexible so that the varying levels of individual contribution can be rewarded accordingly.

5.2. Total of all compensation conferred directly or indirectly in 2005 to the Board of Directors and Executive Management Board members

The total remuneration granted in 2005 to the executive members of the Board of Directors and to the Executive Management Board members was CHF21,538,379. This amount includes the value of the shares that each executive member could have chosen to acquire through the Employee Share Purchase Plan with part of his salary or through the Director Share Purchase Plan with part of his director’s fees.

The total remuneration granted in 2005 to the non-executive members of the Board of Directors was CHF1,408,783.

The above figures are all inclusive of fees, salaries, credits, bonuses and benefits of every kind valued according to market value the time they were conferred, except that they do not include the value of stock options or shares received during the year, other than those shares acquired in lieu of a part of salary or fees, as explained above.

5.3. Compensation conferred in 2005 to former members of governing bodies

The total remuneration granted in 2005 to former members of the Executive Management Board (4) of the company was CHF3,445,320. These figures are all inclusive of fees, salaries, credits, bonuses and benefits of every kind valued according to market value at the time they were conferred, except that they do not include the value of stock options or shares received during the year, other than the shares that each former executive member could have chosen to acquire through the Employee Share Purchase Plan with part of his salary.

5.4. Share allotment in 2005

A total of 505 Serono S.A. bearer shares with a nominal value of CHF25 have been allotted in 2005 to the executive members of the Board of Directors, the Executive Management Board members and parties closely linked to them within the meaning of article 678 of the Swiss Code of Obligations. During the same period of time, the non-executive members of the Board of Directors and the parties closely linked to them within the meaning of article 678 of the Swiss Code of Obligations have been allotted a total of 1,190 Serono S.A. bearer shares with a nominal value of CHF25. These shares represent compensation that could have been taken in cash but which the members of the Board of Directors or of the Executive Management Board chose to take in the form of shares. These amounts are therefore included already in total compensation reported from 2005 and 2004.

5.5. Share ownership as of December 31, 2005

As of December 31, 2005, the executive members of the Board of Directors, the members of the Executive Management Board and the parties closely linked to them within the meaning of article 678 of the Swiss Code of Obligations held a total of 9,973,200 Serono S.A. registered shares with a nominal value of CHF10 each and 5,039,314 Serono S.A. bearer shares with a nominal value of CHF25.

As of the same date, the non-executive members of the Board of Directors and the parties closely linked to them within the meaning of article 678 of the Swiss Code of Obligations held a total of 4,575 Serono S.A. bearer shares with a nominal value of CHF25 (no holding of Serono S.A. registered shares).

5.6. Option holding as of December 31, 2005

As of December 31, 2005, the executive members of the Board of Directors, the members of the Executive Management Board and the parties closely linked to them within the meaning of article 678 of the Swiss Code of Obligations held a total of 120,045 options on Serono S.A. bearer shares with a nominal value of CHF25 each.

		Exercise price
Number of options	Year of grant	in CHF	Expiration date
2,135(1)	1998	546	April 1, 2008
2,515(1)	1999	546	April 1, 2009
1,600(2)	1999	513	June 10, 2009
3,690(1)	2000	1,521	April 1, 2010
1,600(2)	2000	1,398	May 16, 2010
8,000(1)	2001	1,346	April 1, 2011
8,460(1)	2002	1,434	April 1, 2012
15,635(1)	2003	649	March 31, 2013
800(1)	2003	692	May 12, 2013
38,010(1)	2004	789	March 31, 2014
800(1)	2004	772	June 1, 2014
36,000(1)	2005	859	March 31, 2015
800(1)	2005	767	May 2, 2015
Total 120,045

(1)               Vest beginning one year after date of grant and vest evenly over four years. Each option has a 10-year duration. Exercise price is the fair market value on the date of grant.

(2)               Vest on December 31 of each year over a period of five years, but cannot be exercised for a period of five years from the date of grant. Once exercisable, holders may exercise them for a period of five years. Exercise price is the price of Serono bearer shares on virt-x on the date of the AGM following which the options were granted.

As at the same date, the non-executive members of the Board of Directors and the parties closely linked to them within the meaning of article 678 of the Swiss Code of Obligations held a total of 16,200 options on Serono S.A. bearer shares with a nominal value of CHF25 each.

		Exercise price
Number of options	Year of grant	in CHF	Expiration date
3,200(1)	1999	513	June 10, 2009
1,600(1)	2000	1,398	May 16, 2010
3,200(2)	2003	692	May 12, 2013
3,800(2)	2004	772	June 1, 2014
4,400(2)	2005	767	May 2, 2015
Total 16,200

(1)               Vest on December 31 of each year over a period of five years, but cannot be exercised for a period of five years from the date of grant. Once exercisable, holder may exercise them for a period of five years. Exercise price is the price of Serono bearer shares on virt-x on the date of the AGM following which the options were granted.

(2)               Vest beginning one year after date of grant and vest evenly over four years. Each option has a 10-year duration. Exercise price is the fair market value on the date of grant.

5.7. Additional fees and remuneration

No additional fees or remuneration within the meaning of article 5.7 of the SWX Directive on Information Relating to Corporate Governancehave been billed in 2005 to Serono S.A. or any member of the Serono group by any member of the Board of Directors or the Executive Management Board or parties closely linked to such persons within the meaning of article 678 of the Swiss Code of Obligations.

5.8. Loans granted to members of governing bodies

There is a loan outstanding to a member of the Executive Management Board. The loan was issued on July 1, 2002 and accrues fixed interest at 3.0% per year. The total amount outstanding as of December 31, 2005 was CHF0.4 million or approximately $0.3 million (2004: CHF0.7 million or approximately $0.6 million). Interest is paid in April of each year, with the principal repayable on September 30, 2006. Two loans to members of the Executive Management Board were fully repaid in 2005.

5.9. Highest total compensation

The member of the Board of Directors to whom the highest total compensation was conferred in 2005 received a total of CHF8,008,382, which includes the tax value of stock options granted during the year calculated based on the Black-Scholes option pricing model (all inclusive of fees, salaries, credits, bonuses and benefits of every kind valued according to market value at the time they were conferred). The director concerned was allotted 35 shares in 2005 and 6,400 options. The value of these shares is included in the total compensation mentioned above. The shares represent compensation that this director elected to receive in the form of shares instead of cash pursuant to the Directors’ Share Purchase Plan. This amount is thereforeincluded already in total compensation reported from 2005 and 2004.

6. Shareholders’ participation rights

The Articles of Association of Serono S.A. do not contain any limitation on the percentage of registered shares owned by a single shareholder.Also, the Articles of Association do not differ from the Swiss Code of Obligations with respect to: participation in the AGM, adoption of resolutions by at least two-thirds of the represented votes and an absolute majority of the par value of the represented votes.

However, the Articles of Association specify that the invitation to the AGM must mention the date, place and time of the AGM, the items on the agenda and the proposals of the Board of Directors or of the shareholders who requested the calling of the General Meeting or the addition of an item to the agenda. Any shareholder or group of shareholders holding together shares with a par value of at least CHF1.0 million can request that an item be added to the agenda for the AGM. According to the Articles of Association, the request must be submitted in writing to the Board of Directors at least 45 days before the date of the AGM.

7. Changes of control and defense measures

There are no statutory rules on opting out or opting up (art. 22 SESTA). Members of the Executive Management Board benefit from contractual clauses allowing them to accelerate the vesting of their options in case of a change of control.

8. Auditors

PricewaterhouseCoopers S.A. (formerly Coopers & Lybrand) has been the independent auditors of Serono S.A. since the company was incorporated on May 20, 1987. The current head auditor responsible, Mr. Martin Aked, took up office in May 2002.

In the years 2004 and 2005, PricewaterhouseCoopers charged professional fees as follows:

	2005	2004
	US$ 000	US$000
Audit services	2,297	2,450
Audit related services	259	243
Tax services	969	608
Other services	331	155
Total	3,856	3,456

The Audit Committee is the body of the Board of Directors that is directly responsible for overseeing the independent auditors (please refer to the above section on the Audit Committee).

9. Information policy

Commercial and financial information on Serono (including material information such as quarterly results, share information, major collaboration agreements, significant product pipeline evolution and scientific discoveries) is available on the company’s website (www.serono.com), which is regularly updated. In addition, material information is disclosed to all major news agencies in Europe and the US (e.g., Bloomberg, Reuters, Dow Jones). Where required under Swiss law, publications are made in the Swiss Official Commercial Gazette. In addition, Serono complies with applicable New York Stock Exchange (“NYSE”) and SEC disclosure requirements.

Serono’s Investor Relations Department, whose contact details are posted on the website, is available at all times to respond to queries from shareholders’ and potential investors’. Printed matter (and in particular, Serono’s Annual Report) can be obtained upon request from the Investor Relations Department. In cases where special and complex matters are included on the agenda of any AGM, an explanatory note detailing the circumstances, context and impact of the matter(s) is made available to shareholders prior to the AGM.

Serono organizes investor road shows from time to time, at venues that are determined on a case-by-case basis, on which occasions Serono management communicates most recent corporate developments and financial results to the public. Dates and venues of the road shows are announced in advance on Serono’s website.

10. For the attention of the US investors: Main differences between US and Swiss corporate governance regulations

Serono, as a group having its parent company, Serono S.A., incorporated in Switzerland, is subject to Swiss corporate governance regulations. In addition, the company has a secondary listing in the US on the NYSE. Under applicable US rules and regulations, the company is deemed a “foreign private issuer”. There are a number of differences in the regulations governing US companies and foreign private issuers.We advise US investors and users of the financial statements in this Annual Report to be aware of such differences.

These differences may be due to different legal requirements for US companies versus foreign private issuers, or due to different implementation dates of various legal requirements for foreign private issuers. For example, certain regulations adopted under the Sarbanes-Oxley Act of 2002 allow foreign private issuers to comply with these regulations at a later date than US companies.

In addition, and in accordance with paragraph 303A.11 of the NYSE Listed Company Manual, we have presented below the principal differences between Serono’s corporate governance practices and the practices that US companies are required to follow under NYSE corporate governance regulations under Section 303A of the NYSE Listed Company Manual. Many of these practices are not compulsory for foreign private issuers such as Serono, although Serono complies voluntarily with some of them. For example, the NYSE requires US companies to have codes of conduct applicable to all of their directors, officers, and employees. Although there is no requirement under Swiss rules to adopt a code of conduct, Serono has adopted codes of conduct applicable to its directors, officers and employees, including local codes of business conduct (notably in the United States).

a) Under Section 303A of the NYSE Listed Company Manual, the non-management directors of US companies must meet at regularly scheduled executive sessions without management. This is not required under Swiss law and Serono has not adopted this practice;

b) Under Section 303A of the NYSE Listed Company Manual, US companies are required to have a Compensation Committee and a Nominating/Corporate Governance Committee, both composed of independent members of the Board of Directors.

Serono has a Compensation Committee which consists entirely of non-executive directors. However, Serono does not have a Nominating/Corporate Governance Committee; and

c) Under Section 303A of the NYSE Listed Company Manual, US companies must adopt and disclose corporate governance guidelines that address their governance practices in specific areas identified by the NYSE. Serono’s Board practices comply fully with Swiss law and best practices, but Serono has not adopted guidelines consistent with this NYSE requirement.

Investor information

Operating performance

Reported basic loss per share was $7.28 per bearer share and $0.18 per American depositary share (ADS). Net cash flow used foroperating activities was $126.5 million as a result of a $724.9 million payment related to the Serostim® investigation.

Share performance

In 2005, the Serono bearer share and ADS appreciated by 39.79% and 21.69% respectively. The total return to shareholders during the same period was 40.99% for the bearer share and 22.80% for the ADS when dividend payouts are included in the calculation. Serono continues to be one of the very few biotech companies paying a dividend to investors.

Listings and symbols

The bearer shares of Serono S.A. (“SEO”) were listed on the SWX Swiss Exchange on August 28, 1987 and are now traded on virt-x.

The American depositary shares of Serono S.A. (“SRA”) were listed on the New York Stock Exchange on July 27, 2000.

	Serono	Serono
	bearer share	ADS
	(“SEO”)	(“SRA”)
Stock exchange	virt-x	NYSE
Ticker (Bloomberg/Reuters)	SEO VX/SEO.VX	SRA/SRA
ISIN	CH0010751920	US81752M1018
CINS/CUSIP	H32560106	81752M101

Bearer share performance

CHF	2005	2004
Year-end	1,047	749
Highest	1,059	974
Lowest	708	711
Year-end market cap (CHFmillions)	15,954	12,091

ADS performance

US$	2005	2004
Year-end	19.86	16.32
Highest	20.20	19.60
Lowest	14.75	14.57

Share capital

As of December 31, unless otherwise stated

	2005		2004
Registered shares issued	11,013,040		11,013,040
% vote	51.9	%(1)	52.1	%(1)
Nominal value (CHF)	10		10
Share capital (CHF000)	110,130		110,130
% share capital	28.9%		27.3%
Bearer shares issued	10,832,507		11,738,175
% vote	48.1	%(1)	47.9	%(1)
Nominal value (CHF)	25		25
Share capital (CHF000)	270,813		293,455
% share capital	71.1%		72.7%
Treasury shares included in bearer shares issued	641,470		1,611,434
Outstanding bearer shares	10,191,037		10,126,741
Outstanding equivalent bearer shares(2)	14,596,253		14,531,957
ADSs outstanding	14,196,760		7,466,440
ADS ratio	40:1		40:1

(1)               Based on number of shares issued not including treasury shares.

(2)               Registered shares are converted into equivalent bearer shares by multiplying the number of outstanding registered shares by the ratio of the nominal value of the registered shares to the nominal value of bearer shares (10/25).

Voting and dividend rights

Each Serono S.A. share (registered or bearer) gives the holder a right to one vote. Both registered and bearer shares are entitled to dividend distributions. Forty ADSs represent one bearer share. Holders of ADSs may vote and receive dividends in proportion to the number of bearer shares represented by the ADSs they hold. Holders of ADSs may exercise their voting rights by appointing the Bank of New York astheir proxy.

Principal shareholders as of December 31, 2005

	Registered	% of	Bearer	% of	Aggregate
	shares	registered	shares	bearer	voting
Name of owner	owned	shares	owned	shares(3)%
Bertarelli Biotech S.A.(1)	9,189,300	83.4	5,036,930	46.5	67.1
Ernesto Bertarelli(2)	9,973,200	90.6	5,036,930	46.5	70.8
Donata Bertarelli Späth	783,900	7.1	—	—	3.7
Maria-Iris Bertarelli	255,940	2.3	—	—	1.2

(1)               Bertarelli Biotech S.A. is a corporation with its principal offices in Chéserex (Vaud), Switzerland.

(2)               Includes all registered shares and bearer shares reported by Bertarelli Biotech S.A. Ernesto Bertarelli controls Bertarelli Biotech S.A.

(3)               Based on bearer shares issued as of December 31, 2005.

Registered shares may not be transferred without approval of the Board of Directors For more information on the share capital structure, please refer to note 27 to the consolidated financial statements.

Dividend rose for sixth consecutive year

The Board is proposing to the Annual General Meeting of shareholders to increase the dividend for the fiscal year 2005 by 11.1% to CHF10.00 per bearer share. The dividend payout dates, if approved by the shareholders on April 25, 2006, will be April 26, 2006 in respect of registered shares and April 28, 2006 in respect of bearershares. With the exception of 641,470 treasury shares, all issued shares are dividend bearing.

	2005		2004	2003	2002	2001
Earnings per bearer share (CHF)	(9.12)		38.89	33.50	29.82	32.76
Earnings per bearer share (US$)	(7.28)		31.40	25.08	19.27	19.38
Declared dividend per bearer share (CHF)	10.00	(1)	9.00	8.00	7.00	6.25
Declared dividend per bearer share (US$)	7.98	(1)	7.27	5.99	4.52	3.69

(1) Proposal to the Annual General Meeting of shareholders.

Key ratios

As of December 31, unless otherwise stated

	2005	2004	2003	2002	2001
P/E ratio(1)	(114.8)	19.3	26.3	24.9	44.2
Pay-out ratio in %	(109.6)	23.1	23.9	23.5	19.1
Shareholders’ equity per share (US$)(1)	148.7	168.5	182.2	155.3	138.2
Net cash flow from operating activities per share (US$)(1)	(8.7)	32.5	34.3	33.6	25.2
Dividend yield in %	0.96	1.20	0.91	0.94	0.43

(1) Based on the number of shares issued as of December 31.

Share Buy Back Plan

On May 25, 2004, Serono announced a Share Buy Back Plan of up to CHF750.0 million for the purchase of bearer shares. The purchase of these shares was made on the open market via a second trading line. The authorization applied only to the bearer shares traded on virt-and excluded the ADSs traded on the New York Stock Exchange. At the Annual General Meeting on April 26, 2005, shareholders approved the cancelation of 962,435 bearer shares purchased by Serono under this Share Buy Back Plan. These shares were effectively canceledon August 29, 2005 resulting in a reduction of the number of shares outstanding and thus an increase in earnings per share.

As of December 31, 2005, the remaining amount in the Share Buy Back Plan was CHF13.5 million.

Net purchases			Remaining
since June 2004	Average price	Net amount	amount
962,435	765.20	736,453,512	13,546,488

Convertible bond

On November 26, 2003 Serono launched an offering of CHF600.0 million senior unsubordinated convertible bonds due 2008, convertible into bearer shares of Serono. Serono issued the convertible bond to take advantage of the attractive financing opportunities available in the convertible bond market. The offering provides additional financial resources and flexibility while capitalizing on the favorable interest rate environment. The proceeds of the issue will be used for general corporate and strategic purposes outside Switzerland.

Terms of the Serono convertible bond

Nominal value	CHF5,000
Coupon	0.50% per annum
Maturity date	November 26, 2008
Reference price	CHF920
Initial conversion price	CHF1,415.11
Premium over reference price	53.8%
Conversion ratio	3.5333 bearer shares

The coupon of 0.50% per annum is payable annually. If not previously converted, the bonds will be redeemed at 105.8108% (CHF5,290.54 each) on the maturity date, which is expected to be November 26, 2008.

Identifiers and listing of the Serono convertible bond

Issuer	Serono 92 Ltd
Stock exchange	SWX
Ticker (Bloomberg/Reuters)	SEOVX0.5 08/CH1717579
ISIN	CH0017175792

Market price and yield 2005
Market price	102.796
Yield %	1.486

Annual General Meeting of shareholders

The Annual General Meeting of shareholders will be held on April 25, 2006.

Investor Relations contact

Corporate Investor Relations

Tel: +41 22 739 36 01

Fax: +41 22 739 30 22

e-mail: investor.relations@serono.com

Investor Relations, US

Tel: +1 781 681 2552

Fax: +1 781 681 2912

e-mail: us.investorrelations@serono.com

Further information

You can find further information in the Investor Relations section of Serono’s corporate website at www.serono.com.

Forward-looking statement disclaimer

Many of the statements made in this Annual Report are forward-looking statements relating to future events and/or future performance, including,without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expects”, “anticipates”, “intends”, “believes”, “plans” or similar language. We caution you that these forward-looking statements, which may deal with subjects such as our research and development plans, our marketing strategies, our planned regulatory approvals, our planned relationships with our research collaborators, the development of our business, the markets for our products, our anticipated capital expenditures, the possible impacts of regulatory requirements and other matters that are not historical facts, are only predictions and estimates regarding future events and circumstances. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including, among others, any failure or delay in our ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. For a more detailed description of the risks facing us, we encourage you to review our Form 20-F files with the US Securities and Exchange Commission. All forward-looking statements included in this Annual Report are based on information available to us on the date of this Annual Report, and we undertake no obligation to update these forward-looking statements to reflect events occurring after the date of this Annual Report.

The registered (®) and the filed (TM) trademarks and the filed service marks (SM) Cetrotide®, click.easy®, cool.click®, Crinone®, Fertility LifeLinesTM, Geref®, Gonal-f®, Learning for lifeTM, Luveris®, Metrodin HP®, MSLifelinesSM Novantrone®, one.click®, Ovidrel®, Ovitrelle®, Pergogreen®, Pergonal®, PhenoptinTM, PhenylaseTM, Profasi®, Raptiva®, Rebif®, Rebiject®, Rebiject II®, Saizen®, Serono®, Serostim®, Stilamin® and ZorbtiveTM, as well as the filed trademarks (TM) for the “S” symbol, used alone or with the words “Serono” or “Serono biotech and beyond,” are trademarks of, or are licensed to a subsidiary of, Serono S.A. Trade names and trademarks of other companies appearing in this report are the property of their respective owners.

Please note that models have been used to represent patients. Actual Serono employees are featured on pages 16, 19, 21, 22, 25, 26, 28 and 31.

Produced by Com.factory, Basel, Switzerland. Design by Radley Yeldar, London, England. Original illustrations by Fiona Hawthorne and Clementine Hope. Original photography by Dea-Anne D’Amico, Philippe Schiller/myimage, Loris von Siebenthal/myimage, Nick Turpin and Peter Zander. Printed by Birkhäuser+GBC, Basel, Switzerland. Project management by the Serono Group’s Investor Relations, Corporate Finance, Legal and Corporate Communications departments.

Serono International S.A.

15bis, Chemin des Mines

CH-1211 Geneva 20

Switzerland

Tel: +41 22 739 30 00

Fax: +41 22 731 21 79

www.serono.com

Serono, Inc.

One Technology Place

Rockland, MA 02370, USA

Tel: +1 781 982 9000

Toll free in US: 800 283 8088

Fax: +1 781 681 2935

www.seronousa.com

Corporate Investor Relations

Tel: +41 22 739 36 01

Fax: +41 22 739 30 22

e-mail: investor.relations@serono.com

Investor Relations, USA

Tel: +1 781 681 2552

Fax: +1 781 681 2912

e-mail: us.investorrelations@serono.com

Corporate Media Relations

Tel: +41 22 739 36 00

Fax: +41 22 739 30 85

e-mail: media.relations@serono.com

Media Relations, USA

Tel: +1 781 681 2340

Fax: +1 781 681 2935

e-mail: us.mediarelations@serono.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SERONO S.A.,
a Swiss corporation
(Registrant)

Date	March 2, 2006	By:	/s/ Stuart Grant
Name: Stuart Grant
Title: Chief Financial Officer